2025
ANNUAL REPORT



About Robert Half

Robert Half (NYSE: RHI) is the world's first and largest specialized talent solutions and business consulting firm, connecting highly skilled job seekers with rewarding opportunities at great companies. We offer contract talent and permanent placement solutions in the fields of finance and accounting, technology, marketing and creative, legal, and administrative and customer support, and we also provide executive search services. Robert Half is the parent company of Protiviti, a global consulting firm that delivers internal audit, risk, business and technology consulting solutions.

Our Services



Contract Talent



Permanent Placement



Consulting Solutions

Our Global Presence*

1. North America
2. South America
3. Europe
4. Asia-Pacific
5. Middle East

Robert Half

19
Countries

14,500
Full-Time Internal Staff

Protiviti*

29
Countries

* Includes Member Firms, which are independent legal entities operating under the Protiviti name

Fiscal Year Highlights

As of December 31, 2025

Total Assets:

$2.9B

Service Revenues:

$5.4B

Diluted Net Income Per Share:

$1.33

Dividends Declared Per Share:

$2.36



Our Mission

- Bring great companies and specialized talent together to build successful businesses and rewarding careers

- Adhere to our values of Integrity, Inclusion, Innovation and Commitment to Success in everything we do

- Create a work environment where employees can connect, thrive and grow

- Be a responsible corporate citizen and support the communities where we live and work

Commitment to Our Values

Our 2025 results highlight our dedication to our people and our communities.

87% Employees globally who said we are a great place to work

$6.2M Total community investment including cash donations, value of time volunteered and in-kind giving

104,000+ Employee hours volunteered globally during 2025

An Employer of Choice

Robert Half is certified as a Great Place to Work® in 16 countries, and we received many accolades in 2025 and early 2026, including:

    

 

    

To Our Shareholders

In 2025, the staffing and consulting industries remained impacted by persistent global economic uncertainty, resulting in ongoing caution among clients and job seekers. Lengthened decision cycles and clients' focus on cost initiatives tempered hiring activity and new project starts throughout much of the year.

Against this backdrop, we implemented disciplined cost-saving measures early in the year to sustain trough-level profitability while remaining well positioned to support clients when demand improves. Sequential revenue trends stabilized and began to improve in the second half of the year, with fourth-quarter talent solutions and enterprise revenues returning to positive sequential growth on a same-day, constant-currency basis for the first time since early 2022.

Despite the cautious environment, clients continued to invest selectively in technology modernization initiatives, supporting staffing and consulting demand focused on enterprise resource planning systems upgrades, cybersecurity and AI readiness, including data-related projects.

Full-year global revenues for the Company were $5.38 billion in 2025, a decrease of 7% from $5.80 billion in 2024. U.S. revenues decreased by 8% to $4.17 billion. International revenues of $1.21 billion for the year decreased by 5% compared with 2024 and accounted for 22% of the Company total.

> **"We ended the year with strong momentum, generating cash flow provided by operations during the fourth quarter of $183 million."**



In 2025, net income was $133 million ($1.33 per share), compared with net income of $252 million ($2.44 per share) in 2024. Cash flow from operations for the year was $320 million, compared with $410 million in 2024. We ended the year with strong momentum, generating cash flow provided by operations during the fourth quarter of $183 million, the highest quarter in 2025 and an 18% increase over the fourth quarter of 2024. We remain committed to our capital allocation strategy of returning excess cash flow to shareholders. Our full-year dividend was $2.36 per share for 2025, resulting in an aggregate cash outlay of $238 million. It was completely covered by our cash flow generated from operations for the year. We also repurchased approximately 1.7 million Robert Half shares during the year for $80 million. Our return on invested capital was 10% for 2025.

Our 2025 talent solutions revenues were $3.43 billion, with contract talent solutions revenues and permanent placement revenues decreasing 11% and 10%, respectively, compared with 2024. Talent solutions accounts for 64% of 2025 total Company revenues. 2025 revenues for Protiviti were $1.95 billion, essentially flat compared with 2024, accounting for 36% of 2025 total Company revenues. Protiviti also closed the fourth quarter of 2025 with a return to positive adjusted sequential revenue growth.

We ended 2025 with a strong, debt-free balance sheet—with $464 million in cash and cash equivalents, $748 million in net accounts receivable, and $2.86 billion in total assets—providing exceptional financial strength and liquidity and driving ongoing financial flexibility.



Talent Solutions

Contract and permanent placement professionals

- Finance and accounting
- Technology
- Marketing and creative
- Legal
- Administrative and customer support



Blended

Our talent solutions business and Protiviti offer integrated solutions-based consulting with the largest global network of specialized talent professionals.



Consulting

Protiviti's growing suite of consulting solutions

- Internal audit and financial advisory
- Technology consulting
- Regulatory risk and compliance
- Business performance improvement

Our Unique Market Position

The synergy between our talent solutions business and Protiviti is an advantage other staffing firms and Big Four consulting firms simply cannot match. We offer a delivery approach built around client needs and powered by a flexible talent pool and deep consulting capabilities. Our strategic engagement of contract professionals via our talent solutions divisions plays an essential role in Protiviti's success and further amplifies our unique, enterprisewide competitive advantage. Clients increasingly recognize the value of our integrated execution and competitive pricing.

What also sets Robert Half apart are our award-winning, AI-enabled matching capabilities paired with the skills, judgment and expertise of our specialized recruiting professionals. Our proprietary technology improves match quality and enhances the AI tools our recruiters use to discover, assess and select candidates, particularly at the higher skill level. We also use AI to identify companies most likely to hire or have project needs, allowing our professionals to focus their efforts on high-potential leads.

The Path Forward

Business confidence levels are improving, particularly for small and midsize businesses. Decision timelines are beginning to shorten as clients revisit postponed initiatives and consider hiring tied to business-critical priorities. The U.S. job market remains resilient with February 2026 unemployment at 4.4%, including just 3% among college-educated professionals and lower still in high-demand finance, accounting and technology roles. While hiring and quit rates remain subdued, job openings continue to run well above historical norms,



signaling strong pent-up hiring demand. The National Federation of Independent Business's Small Business Optimism Index for February 2026 remained above its 52-year average of 98 for the tenth consecutive month. As business confidence improves, hiring urgency and project activity typically follow.

"As business confidence improves, hiring urgency and project activity typically follow."

As AI reshapes how work gets done and the skills required for many roles evolve, clients are increasingly turning to Robert Half to help them navigate change, deploy candidates quickly, and support technology-driven consulting and staffing initiatives. This dynamic further enhances the value of our services and strengthens our long-term positioning.

The fast-growing use of generative AI by job seekers—particularly to tailor their resumes to client opportunities—has challenged hiring managers in distinguishing candidates and assessing their qualifications, making it more difficult for them to hire on their own. Automated tools have enabled mass candidate applications—often to a fault—resulting in a surge of resumes that take longer to process, including many from candidates who lack the requisite skills. Our solution is grounded in proprietary data that captures candidates' prior performance. The most reliable measure of skills and experience comes from the performance evaluations we obtain after a candidate completes an assignment, which are also a significant input to our candidate matching algorithms. With many of our contract engagements performed by professionals who have successfully worked with us before, clients benefit from the reassurance of highly skilled candidates with proven experience and verified credentials. At the same time, our traditional candidate evaluation methods remain important, providing an added layer of confidence beyond resumes—particularly in assessing soft skills.

Amid these trends, the need for validated skills underscores the importance of our professional recruiters-plus-AI service model. As hiring demand rebounds, these strengths position us to capture share, particularly from smaller competitors, and succeed in an increasingly AI-driven market. With our industry-leading brand, people and technology, we are well positioned to capitalize on emerging opportunities and support our clients' talent and consulting needs.

Protiviti's sales pipeline and outlook remain strong, particularly in internal audit and financial advisory, technology consulting, and business process improvement consulting.

We extend our heartfelt gratitude to our employees worldwide, whose dedication and excellence earned Robert Half several prestigious accolades in 2025. We are proud to be among an elite group of companies—and the only one in our industry—recognized as a *Fortune*® Most Admired Company™ for 29 consecutive years. In addition, being named one of Fortune's Most Innovative Companies and, with Protiviti, one of the 100 Best Companies to Work For® reflects our people-first organizational culture and underscores the foundation of our continued success.



We sincerely thank our board of directors for their stewardship and you, our shareholders, for your continued support. Together, we look forward to building on this momentum and delivering long-term value in the years ahead.

Respectfully submitted,

M. Keith Waddell

M. KEITH WADDELL
President and Chief Executive Officer
March 24, 2026

Financial Highlights

5-Year History

Service Revenues
(in millions)



2021	2022	2023	2024	2025
$6,461	$7,238	$6,393	$5,796	**$5,379**

Contract Talent Solutions Gross Margin
(as reported)



2021	2022	2023	2024	2025
39.6%	39.8%	39.8%	39.2%	**39.0%**

Net Income
(in millions)



2021	2022	2023	2024	2025
$599	$658	$411	$252	**$133**

Diluted Net Income Per Share



2021	2022	2023	2024	2025
$5.36	$6.03	$3.88	$2.44	**$1.33**

Dividends Declared Per Share



2021	2022	2023	2024	2025
$1.52	$1.72	$1.92	$2.12	**$2.36**

Dividend Compound Annual Growth Rate, Since 2004

11%

Selected Financial Data

(in millions, except per share amounts)

Year Ended December 31,

	2025	2024	2023	2022	2021	2020	2019	2018	2017	2016
Income Statement										
Service revenues	**$5,379**	$5,796	$6,393	$7,238	$6,461	$5,109	$6,074	$5,800	$5,267	$5,250
Net income	**$133**	$252	$411	$658	$599	$306	$454	$434	$291	$343
Diluted net income per share	**$1.33**	$2.44	$3.88	$6.03	$5.36	$2.70	$3.90	$3.57	$2.33	$2.67
Diluted shares	**100**	103	106	109	112	113	116	122	125	129
Dividends declared per share	**$2.36**	$2.12	$1.92	$1.72	$1.52	$1.36	$1.24	$1.12	$0.96	$0.88
Cash Flow Data										
Capital expenditures*	**$82**	$86	$81	$102	$68	$67	$90	$43	$41	$83
Net cash flows before financing activities	**$234**	$323	$525	$567	$516	$606	$418	$484	$375	$330
Repurchase of common stock	**$92**	$276	$255	$320	$288	$159	$278	$354	$232	$176
Dividends paid	**$238**	$220	$206	$189	$171	$156	$146	$136	$121	$114
Balance Sheet										
Accounts receivable, net	**$748**	$772	$861	$1,018	$985	$714	$833	$794	$732	$703
Total assets	**$2,856**	$2,854	$3,011	$2,965	$2,952	$2,557	$2,311	$1,903	$1,868	$1,778
Stockholders' equity	**$1,276**	$1,378	$1,588	$1,569	$1,381	$1,205	$1,144	$1,063	$1,105	$1,087

*Capital expenditures for the years ended December 31, 2019, and thereafter include capitalized cloud computing implementation costs.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-10427

ROBERT HALF INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-1648752**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2884 Sand Hill Road, Suite 200, Menlo Park, California	**94025**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(650) 234-6000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $.001 per Share	RHI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to Section 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company. ☐ Yes ☒ No

As of June 30, 2025, the aggregate market value of the Common Stock held by non-affiliates of the registrant was approximately $4,039,828,938 based on the closing sale price on that date. This amount excludes the market value of 3,352,228 shares of Common Stock directly or indirectly held by registrant's directors and officers and their affiliates.

As of January 31, 2026, there were 101,143,596 outstanding shares of the registrant's Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement to be mailed to stockholders in connection with the registrant's annual meeting of stockholders, scheduled to be held in May 2026, are incorporated by reference in Part III of this report. Except as expressly incorporated by reference, the registrant's Proxy Statement shall not be deemed to be part of this report.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Item 1. Business

Robert Half Inc. (the "Company") provides specialized talent solutions and business consulting services through the *Robert Half*® and *Protiviti*® company names. The Company's business was originally founded in 1948. Prior to 1986, the Company was primarily a franchisor, under the names *Accountemps* and *Robert Half*, with offices providing contract and permanent professionals in the fields of accounting and finance. Beginning in 1986, the Company embarked on a strategy of acquiring the franchised locations. All franchises have since been acquired. The Company believes that direct ownership of offices allows it to better monitor and protect the image of its trade names, promote a more consistent and higher level of quality and service throughout its network of offices, and improve profitability by centralizing many of its administrative functions. Since 1986, the Company has significantly expanded operations at many of the acquired locations, opened hundreds of new locations, and acquired other local or regional providers of specialized contract personnel. The Company has also broadened the scope of its services by expanding product offerings to include administrative and customer support, technology, financial project, consulting, legal, and marketing and creative talent solutions.

Robert Half

Prior to 2022, the Company organized its talent solutions business through separately branded divisions under the brand names of *Accountemps*®, *Robert Half*® *Finance and Accounting, OfficeTeam*®, *Robert Half*® *Technology, Robert Half*® *Management Resources, Robert Half*® *Legal,* and *The Creative Group.* During 2022, the Company unified its family of Robert Half brands to focus on its key brand, *Robert Half.* This simplifies the Company's go-to-market brand structure for clients and candidates, provides leverage for greater brand awareness, and allows future flexibility to expand the Company's existing functional specializations.

The Company's current financial statement disclosures reflect the names of its reportable segments, including contract talent solutions, permanent placement talent solutions and Protiviti. Further information on these business segments follows.

Contract talent solutions

Robert Half's contract talent solutions business specializes in the provision of contract engagement professionals in the fields of finance and accounting, technology, marketing and creative, legal, and administrative and customer support. Operationally, the Company's contract talent solutions are organized into each of these functional specializations. In the Company's financial statements, both Marketing and Creative and Legal functional specializations are reported within Finance and Accounting.

Businesses view the use of contract talent as a means of controlling personnel costs and converting such costs from fixed to variable. The cost and administrative burden to clients are significantly reduced by the use of contract talent resources. The contract talent engagement professionals are employees of Robert Half and are paid by Robert Half. The customer pays a fixed rate only for hours worked. *Robert Half* clients may fill their employment needs by using an employee on a trial basis and, if so desired, converting the contract position to a permanent position. The client typically pays a one-time fee for such conversions.

Finance and Accounting offers customers a reliable and economical means of dealing with uneven or peak workloads for accounting, finance, and accounting operations personnel caused by such predictable events as vacations, taking inventories, tax work, month-end activities and special projects, and such unpredictable events as illness, staff turnover and emergencies. Finance and Accounting also provides senior-level engagement professionals in the accounting, finance and business systems fields, including chief financial officers, controllers, senior financial analysts, internal auditors and business systems analysts, for such tasks as financial systems conversions, business process re-engineering, business systems performance improvement and post-merger financial consolidation.

Technology provides information technology contract professionals and offers managed services in areas such as multiple platform systems integration and end-user technical and desktop support. These services include providing specialists in software and application development, networking and cloud, systems integration and deployment, database design and administration, and security and business continuity.

Marketing and Creative includes the provision of creative professionals in the areas of creative, digital, marketing, advertising and public relations in a variety of positions, such as creative directors, graphic designers, web designers, media buyers, front-end developers, copywriters, digital marketing managers, marketing analytics specialists, brand managers, user experience practitioners and public relations specialists.

Legal provides legal contract talent, including attorneys and paralegal professionals. The legal profession's requirements (the need for confidentiality, accuracy and reliability, a strong drive toward cost-effectiveness, and frequent peak caseload periods) are similar to the demands of Finance and Accounting clients.

Administrative and Customer Support provides contract office and administrative personnel, ranging from executive and administrative assistants to receptionists and customer service representatives. Administrative and Customer Support operates in a similar fashion to Finance and Accounting.

Permanent placement talent solutions

The Company's first division, established in 1948, was *Robert Half*® *Finance & Accounting* which specialized in the placement of full-time accounting, finance, tax and accounting operations personnel. The permanent placement talent solutions business (previously referred to as permanent placement staffing) is the modern incarnation of this pioneering business and encompasses the Company's full-time finance and accounting, technology, marketing and creative, legal, and administrative and customer support placement business. Fees for successful placements are paid only by the employer and are generally a percentage of the new employee's annual compensation. No fee for placement services is charged to employment candidates. Permanent placement talent solutions operates under the Robert Half company name.

Protiviti

Protiviti is a global consulting firm that helps companies solve problems in regulatory compliance, finance, technology, operations, data, digital, legal, HR, governance, risk and internal audit, and is a wholly owned subsidiary of the Company. In 2002, the Company hired more than 700 professionals who had been affiliated with the internal audit and business and technology risk consulting practice of Arthur Andersen LLP, including more than 50 individuals who had been partners of that firm. These professionals formed the base of the Company's Protiviti Inc. subsidiary. Protiviti has enabled the Company to enter the market for business consulting and internal audit services, and the Company has demonstrated this market offers synergies with its traditional lines of business.

Protiviti provides a broad range of consulting and managed solutions to leaders in finance, technology, operations, data, analytics, marketing, legal, HR, compliance, risk and internal audit. Protiviti and its independently owned member firms work collaboratively with their clients in over 25 countries to help them achieve their business objectives and deliver confidence in an ever-evolving and dynamic business world. Serving organizations across industry sectors, clients range from high-growth, pre-public/transactional established start-ups to the largest global companies and public sector entities. The Protiviti business was formerly referred to as the Company's risk consulting and internal audit services segment.

Artificial Intelligence

The Company utilizes a proprietary artificial intelligence ("AI") engine to match candidates to job listings in order to assist talent solutions professionals with quickly providing skilled and experienced contract talent to clients. In addition, the Company also uses AI to improve lead generation amongst prospective and past clients. The Company is also currently evaluating how generative AI tools could enhance the business.

Protiviti continues to invest in and deploy AI-enabled solutions by integrating AI into its existing offerings while aiming to enhance its own AI infrastructure. The firm assists clients in identifying and implementing suitable strategies, platforms and tools customized to their unique objectives, developing and implementing AI strategies and use cases, establishing transparent and secure AI environments, and balancing innovation with risk management. Protiviti's use of AI spans a wide range of applications, including agent-oriented cases, platform adoption and implementation, audit efficiency and the optimization of inventory management. Protiviti has a patent pending in the United States for its proprietary enterprise AI platform, Protiviti Atlas. Protiviti cannot offer any assurances that any patent will issue from its application, or as to the breadth of any patent that does issue or whether any issued patent will later be found invalid or unenforceable. Any successful opposition to this patent application or later invalidation of this or any other patent Protiviti owns could limit its ability to prevent others from using the inventions described in the application or patent, which could harm Protiviti's financial results, business operations or competitive advantage.

Marketing and Recruiting

The Company markets its contract talent and permanent placement services to clients and employment candidates via both national and local advertising activities, including radio, digital advertising, job boards, alliance partners and events. The Company also markets its services via its website and mobile app, as well as through targeted online tactics, email and social media. Direct marketing to customers is a significant portion of the Company's total marketing efforts. The Company also actively seeks endorsements and affiliations with professional organizations in the accounting and finance, technology, legal, and creative and marketing fields. The Company also conducts public relations activities designed to enhance public recognition of the Company and its services. Central to the public relations activities are research-based content, targeted media relations and thought leadership, and promotion of company accolades received from third-party organizations. Robert Half employees are encouraged to be active in civic organizations and industry trade groups in their local communities, as well as in professional social media channels.

Protiviti markets its business consulting services and managed solutions to a variety of global clients in a range of industries. Industry and capability teams conduct targeted marketing efforts locally, nationally and globally, including digital advertising, search advertising, email marketing, production and distribution of thought leadership, social media, and live and virtual speaking events. Protiviti regularly conducts a variety of programs to share its insights with clients on current and emerging business issues. Protiviti also markets its capabilities through its broad partner ecosystem of professional associations and complementary service and technology providers. It conducts public relations activities, including distributing news releases, sharing proprietary research findings and providing subject-matter experts for media interviews designed to enhance recognition of Protiviti's brand and reputation, establish its expertise in key issues surrounding its businesses, and promote its services. Protiviti promotes its brand name through digital and out-of-home advertising and its professional golf brand ambassador program. Protiviti regularly updates the services, value-added content and digital experience on the Protiviti websites globally. Employees are encouraged to be active in relevant social media communities, charitable, and civic organizations and industry trade groups.

The Company and its subsidiaries own many trademarks and service marks, including the *Robert Half® Finance & Accounting, Accountemps®, OfficeTeam®, Robert Half® Technology, Robert Half® Management Resources, Robert Half® Legal, The Creative Group®* and *Protiviti®* marks, which are registered in the United States ("U.S.") and in a number of foreign countries.

Organization

Management of the Company's contract talent solutions and permanent placement talent solutions operations is coordinated from its headquarters facilities in Menlo Park and San Ramon, California. The Company's headquarters provide support and centralized services to its offices in the administrative, marketing, public relations, accounting, information technology, training and legal areas, particularly as they relate to the standardization of the operating procedures of its offices. As of December 31, 2025, the Company conducted its contract talent and permanent placement services operations through offices in the U.S. and 18 other countries.

The day-to-day operations of Protiviti are managed by a chief executive officer and a senior management team. Operational and administrative support is provided by individuals located in Menlo Park and San Ramon, California. As of December 31, 2025, Protiviti conducted operations in the U.S. and 13 foreign countries.

Competition

The Company's contract talent solutions and permanent placement talent solutions businesses face competition in attracting clients as well as skilled and specialized employment candidates. The staffing business is highly competitive, with a number of firms offering services similar to those provided by Robert Half on a national, regional or local basis. In many areas, local companies are the strongest competitors. The most significant competitive factors in the staffing business are price and the reliability of service, both of which are often a function of the availability and quality of personnel. The expanded acceptance of remote work has created a significant opportunity for the Company. It brings together the Company's numerous strengths, including its global brand, global office network, global candidate database, and AI-driven technologies and data analytics at the scale needed to excel at out-of-market recruitment and placements. This strengthens the Company's competitive position significantly because its traditionally toughest competitors, local and regional staffing firms, generally do not have these capabilities.

Protiviti faces competition in its efforts to attract clients, expand relationships with existing clients and win new business proposals. The global professional services market is highly competitive with a dynamic regulatory environment, disruptive new technologies, security and privacy concerns, and high demand for skilled professionals, all driving significant business opportunities. The principal competitors of Protiviti remain the "Big Four" accounting firms and other consultancies. Significant competitive factors include reputation, technology, tools, project methodologies, price of services, and the depth of skills and breadth of available personnel. Protiviti believes its competitive strengths lie in the collaborative approach it takes to working with clients, which drives knowledge transfer, understanding of client issues and value creation. This may be coupled with a "configure-to-fit" resourcing model designed to create blended teams of full-time Protiviti consulting professionals and engagement professionals from Robert Half's network of specialized talent to precisely match expertise, approach and people with the changing global needs of clients on consulting and managed solutions projects.

Human Capital Management

Employees. The Company had approximately 14,500 full-time internal staff, including approximately 7,100 employees engaged directly in Protiviti operations, as of December 31, 2025. In addition, the Company placed approximately 94,300 engagement professionals (which includes full-time engagement professionals) on assignments with clients during 2025. The substantial majority of engagement professionals placed on assignment by the Company are the Company's legal employees while they are working on assignments, but references to "employees" in the remainder of the Human Capital Management section refer to the Company's full-time internal staff. With respect to engagement professionals, the Company pays the related costs of employment, such as workers' compensation insurance, state and federal unemployment taxes, social security, and certain fringe benefits. The Company also provides access to voluntary health insurance coverage to interested engagement professionals.

Enterprise Values. Robert Half's enterprise values serve as the cornerstone for how the Company strives to conduct business. These values are integral to the Company and serve to improve retention, advance inclusion, and encourage responsible, sustainable business practices.

- Integrity: Put ethics first and do the right thing in all situations
- Inclusion: Foster a culture of belonging where everyone can connect, thrive and grow
- Innovation: Adapt, evolve and invest to deliver new ideas and solutions
- Commitment to success: Empower its people to drive the success of its clients, colleagues, and candidates and to better its communities

Across Robert Half and Protiviti, as of December 31, 2025, approximately 53.2% of the Company's global workforce identified as female and 45% of the Company's employees in managerial and leadership roles identified as female. As of December 31, 2025, approximately 34.7% of the Company's U.S. workforce was from underrepresented groups.

Employee Engagement. A major component in supporting employee engagement is the Robert Half employee voice initiative to provide its employees with opportunities to share feedback. In 2025, the Company conducted two surveys to provide a forum to understand employee needs and gather feedback on a variety of focus areas. The survey results were analyzed by an independent third-party and then reviewed by the executive officers. The results of these engagement surveys were shared with individual managers, who were then tasked with acting based on their employees' confidential feedback (both quantitative and qualitative). In 2025, Robert Half and Protiviti conducted new hire surveys at specific points in a new hire's onboarding and departure surveys to exiting employees. By paying close attention to the results at an aggregate enterprise level and at a department/business/workgroup level, across an employee's life cycle, the Company has been able to increase communication in support of employee well-being, enhance its culture of rewards and recognition, drive efforts to promote inclusion, and modernize its approach to fostering a culture of continuous learning and feedback. In addition, Robert Half continued its participation in the Great Place to Work® Survey to benchmark with other companies around the world.

Protiviti uses an "ask, listen, respond, act" approach to building trust through global surveys where employees provide anonymous feedback. Employee feedback is then carefully reviewed and analyzed to identify trends which are shared with senior leaders and communicated directly to employees. Changes based on employee feedback are highlighted so that employees understand the importance of their input. Protiviti leverages surveys in the U.S. and internationally, including the Great Place to Work® survey.

Learning and Development. The Company emphasizes employee development and training for its people and the organization. Learning and development are key elements to the overall retention, engagement and employee experience strategy. The Company's strategy is designed to empower employees to reach their full potential, and it provides a wide range of development programs, opportunities and resources needed to be successful. The Company has specialized programs for all audiences, including new hires, tenured employees and employees in leadership roles. The Company provides mentorship opportunities, self-paced and instructor-led learning channels, and a catalog of vendor-provided courses, videos, resources, and books. The Company is committed to its employees' career progression by providing individual development, readiness and transition plans as a part of its talent review and succession planning process. Given the Company's flexible work philosophy, its learning strategy supports access and equity to all employees, including in-person and virtual learning experiences. Comprehensive learning maps for the first year of new hires and front-line leaders provide a consistent, predictable and formal learning experience. The Company's learning strategy supports equity of access, just in-time learning and continued career development for its employees. In 2025, Robert Half began using a new learning management system that connects employees to development opportunities by leveraging data based on role, tenure and skills as employees progress during their career.

In Protiviti, at key career milestones, employees participate in learning events that prepare them to succeed at higher levels. Each employee is assigned a career adviser who coaches them and recommends actions to help increase their impact, contribution and engagement. Protiviti encourages and pays for employees to attain select recognized professional certifications. Annual operating plans include budget funding for employee learning. These investments in the skills of the Company's workforce also pay dividends in the marketplace and with its clients who value and rely upon the Company's expertise.

Compensation, Benefits and Well-being. The Company offers fair, competitive compensation and benefits that support its employees' overall well-being—financial, mental and physical. To align with management's short- and long-term objectives, the Company's compensation programs for all employees include competitive base pay and for some employees, short-term and long-term incentives. The Company offers a wide array of benefits including comprehensive health and welfare programs, generous time off and leave, and retirement and financial support. The Company provides emotional well-being services through its Employee Assistance Program and Parent Resources portal as well as other perks and convenience benefits. In 2025, the Company devoted itself to focusing on its employees, including their careers, well-being, connections and impact they have on the Company and community. This commitment helps the Company's leaders build successful teams and ensures employees feel valued and connected to its mission, while defining what they can expect working for the Company throughout their career journey.

Other Information

The Company is not dependent on a single customer or a limited number of customers. The Company's talent solutions business is generally more active in the first and fourth quarters of a calendar year. Protiviti is generally more active in the third and fourth quarters of a calendar year. Order backlog is not a material aspect of the Company's talent solutions business. Backlog is of greater importance to Protiviti and is typically realized within a 12-month period.

The Company conducts business under various federal, state and local government contracts, and no one such contract represented more than 1.0% of total service revenues in 2025.

Available Information

The Company's Internet address is *www.roberthalf.com*. The Company makes available, free of charge, through its website, its Annual Reports on Form 10-K and proxy statements for its annual meetings of stockholders, its Quarterly Reports on Form 10-Q, and its current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after such reports are filed with or furnished to the Securities and Exchange Commission ("SEC"). Also available on the Company's website are its Corporate Governance Guidelines, its Code of Business Conduct and Ethics, and the charters for its Audit Committee, Compensation Committee, and Nominating and Governance Committee, each of which is available in print to any stockholder who makes a request to Robert Half Inc., 2884 Sand Hill Road, Suite 200, Menlo Park, CA 94025, Attn: Corporate Secretary. The Company's Code of Business Conduct and Ethics is the Code of Ethics required by Item 406 of Securities and Exchange Commission Regulation S-K. The Company intends to satisfy any disclosure obligations under Item 5.05 of Form 8-K regarding any amendment or waiver relating to its Code of Business Conduct and Ethics by posting such information on its website. The Company has used, and intends to continue to use, its website as a means of disclosing material non-public information and for complying with its disclosure obligations under Regulation FD (or Fair Disclosure). The Company's website and the information contained therein or connected to or linked from the website are not incorporated information and do not constitute part of this Annual Report.

Government Regulations

The Company's operations are subject to regulations by federal, state, local and professional governing bodies, and laws and regulations in various foreign countries, including, but not limited to, (a) licensing and registration requirements and (b) regulation of the employer/employee relationship, such as worker classification regulations, wage and hour regulations, tax withholding and reporting, immigration regulations, social security and other retirement, anti-discrimination, and employee benefits and workers' compensation regulations. The Company's operations could be impacted by legislative changes by these bodies, particularly with respect to provisions relating to payroll and benefits, tax and accounting, employment, worker classification, and data privacy. Due to the complex regulatory environment that the Company operates in, the Company remains focused on compliance with governmental and professional organizations' regulations. For more discussion of the potential impact that the regulatory environment could have on the Company's financial results, refer to Item 1A "Risk Factors."

Item 1A. Risk Factors

The Company's business prospects are subject to various risks and uncertainties that impact its business. The most important of these risks and uncertainties are as follows:

Risks Related to the Company's Business Environment

Any reduction in global economic activity may harm the Company's business and financial condition. The demand for the Company's services, in particular its talent solutions services, is highly dependent upon the state of the economy and upon the staffing needs of the Company's clients. In the recent past, certain of the Company's markets experienced economic uncertainty characterized by increasing unemployment, limited availability of credit, significant inflation, and decreased consumer and business spending. In addition, certain geopolitical events, including the ongoing war between Russia and Ukraine, the ongoing unrest throughout the Middle East, and conflict and political instability in parts of South America have caused significant economic, market, political or regulatory uncertainty in some of the Company's markets. Any decline in the economic condition or employment levels of the U.S. or of any of the foreign countries in which the Company does business, or in the economic condition of any region of any of the foregoing, or in any specific industry served by the Company may severely reduce the demand for the Company's services and thereby significantly decrease the Company's revenues and profits. Further, continued or intensifying economic, political or regulatory uncertainty in the Company's markets or backlash against U.S.-based companies could reduce demand for the Company's services.

The Company's business depends on a strong reputation and anything that harms its reputation will likely harm its results. As a provider of contract and permanent talent solutions as well as consulting services, the Company's reputation is dependent upon the performance of the employees it places with its clients and the services rendered by its consultants. The Company depends on its reputation and name recognition to secure engagements and to hire skilled employees and consultants. If the Company's clients become dissatisfied with the performance of those employees or consultants, or if any of those employees or consultants engage in or are believed to have engaged in conduct that is harmful to the Company's clients, the Company's ability to maintain or expand its client base may be harmed.

The Company faces risks in operating internationally. The Company depends on operations in international markets for a significant portion of its business. These international operations are subject to a number of risks, including general political and economic conditions in those foreign countries, international hostilities and responses to those hostilities, the burden of complying with various potentially conflicting foreign laws, technical standards, unpredictable changes in foreign regulations, U.S. legal requirements governing U.S. companies operating in foreign countries, legal and cultural differences in the conduct of business, potential adverse tax consequences, and difficulty in staffing and managing international operations. Furthermore, the Company's operations may be adversely impacted by conflicts between the U.S. government and those of other jurisdictions in which the Company operates. These factors may have a material adverse effect on the performance of the Company's business. In addition, the Company's business may be affected by foreign currency exchange fluctuations. In particular, the Company is subject to risk in translating its results in foreign currencies into the U.S. dollar. If the value of the U.S. dollar strengthens relative to other currencies, the Company's reported income from these operations could decrease.

Natural disasters and unusual weather conditions, pandemic outbreaks, terrorist acts, global political events and other serious catastrophic events could disrupt business and otherwise materially adversely affect the Company's business and financial condition. With operations in many states and multiple foreign countries, the Company is subject to numerous risks outside of the Company's control, including risks arising from natural disasters, such as fires, earthquakes, hurricanes, floods, tornadoes, unusual weather conditions, pandemics and other global health emergencies, terrorist acts or disruptive global political events, or similar disruptions that could materially adversely affect the Company's business and financial performance. Historically, the Company's operations are dependent on the ability of employees and consultants to travel from business to business and from location to location. Any public health emergencies, including a real or potential global pandemic such as those caused by the avian flu, SARS, Ebola, coronavirus, or even a particularly virulent flu, could decrease demand for the Company's services and the Company's ability to offer them. Uncharacteristic or significant weather conditions may increase in frequency or severity due to climate change, which may increase the Company's expenses, exacerbate other risks to the Company, including from impacts to key suppliers, and affect travel and the ability of businesses to remain open, which could lead to a decreased ability to offer the Company's services and materially adversely affect the Company's results of operations. In addition, these events could result in delays in placing employees and consultants, the temporary disruption in the transport of employees and consultants overseas and domestically, the inability of employees and consultants to reach or have transportation to clients directly affected by such events, and disruption to the Company's information systems. Although it is not possible to predict such events or their consequences, these events could materially adversely affect the Company's reputation, business and financial condition.

Failure to meet evolving and increasingly contradictory expectations for action or inaction on sustainability and ESG commitments and initiatives could harm the Company's reputation, or otherwise adversely impact the business, financial condition or results of operations. The Company has public sustainability and environmental, social and governance ("ESG") commitments, including environmental targets validated by the Science Based Target initiative ("SBTi"), designed to have a positive impact on the climate. The Company's ability to achieve these goals is subject to a multitude of risks that may be outside of the Company's control. The Company's failure or perceived failure to achieve ESG- or climate-related goals or maintain ESG-related practices that meet evolving and sometimes contradictory regulatory and stakeholder expectations could harm the Company's reputation, adversely impact the Company's ability to attract and retain employees or clients, and expose the Company to increased scrutiny from the media, lawmakers, the investment community and regulators. The Company's reputation also may be harmed by the perceptions that clients, employees and other stakeholders, lawmakers and the media have about the Company's action or inaction on social, ethical or political issues. Damage to the Company's reputation and loss of brand equity may reduce demand for the Company's services and thus have an adverse effect on future financial results and reduce the stock price, as well as require additional resources to rebuild the Company's reputation and restore the value of the brands. Increasingly, lawmakers, regulators and stakeholders have expressed or pursued ESG legislation and investment expectations with opposing positions and impacts. In recent years anti-ESG and anti-DEI sentiment has gained momentum across the U.S., with several dozen states, Congress and the Executive Branch having proposed or enacted "anti-ESG" and "anti-DEI" policies, legislation, executive orders or initiatives or issued related legal opinions. Meanwhile other states, countries and regions have introduced or enacted broader ESG disclosure or performance compliance obligations. Conflicting regulations, legal and regulatory uncertainty, and a lack of ESG harmonization of legal and regulatory environments across the jurisdictions in which the Company operates has created and, in the future may continue to create, enhanced compliance risks and costs. The Company may also face increasing scrutiny from its clients, candidates, employees, stakeholders, lawmakers and the media relating to the appropriate role of ESG practices and disclosures. Failure to prepare for and meet evolving standards and expectations could result in client dissatisfaction, regulatory penalties, investor backlash and diminished shareholder confidence.

Related to the Company's Operations

The Company may be unable to find sufficient candidates for its talent solutions business. The Company's talent solutions services business consists of the placement of individuals seeking employment. There can be no assurance that candidates for employment will continue to seek employment through the Company. Candidates generally seek contract or permanent positions through multiple sources, including the Company and its competitors. There have been periods of historically low unemployment in the U.S. in recent periods during which competition for workers in a number of industries was intense. When unemployment levels are low, finding sufficient eligible candidates to meet employers' demands is more challenging. Although unemployment has risen in some areas in which the Company operates, talent shortages have persisted in a number of disciplines and jurisdictions. Any shortage of candidates could materially adversely affect the Company.

The Company operates in a highly competitive business and may be unable to retain clients or market share. The talent solutions business is highly competitive and, because it is a service business, the barriers to entry are quite low. There are many competitors, some of which have greater resources than the Company, and new competitors are entering the market all the time. The increased availability and maturation of AI tools may enable clients to use advanced automation capabilities in lieu of services provided by the Company's contract talent personnel. Therefore, there can be no assurance that the Company will be able to retain clients or market share in the future. Nor can there be any assurance that the Company will, in light of competitive pressures, be able to remain profitable or, if profitable, maintain its current profit margins.

The Company may incur potential liability to employees and clients. The Company's contract talent solutions business entails employing individuals on a temporary basis and placing such individuals in clients' workplaces. The Company's ability to control the workplace environment is limited. As the employer of record of its temporary employees, the Company incurs a risk of liability to its temporary employees for various workplace events, including claims of physical injury, discrimination, harassment or failure to protect confidential or personal information. In addition, in order to facilitate remote working arrangements, some of the Company's temporary workers are accessing client workspaces from their personal devices through cloud-based systems, which could increase cybersecurity risks to the Company's clients. If cybersecurity incidents were to occur in such a way, the Company may face legal and contractual liability, reputational damage, loss of business, and other expenses. The Company also incurs a risk of liability to its clients resulting from allegations of damages caused by temporary employees acting on phishing emails, facilitating, allowing or failing to stop cyberattacks, and other errors, omissions or theft by its temporary employees, or allegations of compromise of client confidential information. In some cases, the Company has agreed to indemnify its clients in respect of these types of claims. The Company maintains insurance with respect to many such claims. While such claims have not historically had a material adverse effect on the Company, there can be no assurance that the Company will continue to be able to obtain insurance at a cost that does not have a material adverse effect on the Company or that such claims (whether by reason of the Company not having sufficient insurance or by reason of such claims being outside the scope of the Company's insurance) will not have a material adverse effect on the Company.

Protiviti operates in a highly competitive business and faces competitors who are significantly larger and have more established reputations. As with the Company's talent solutions services business, the barriers to entry are quite low. There are many competitors, some of which have greater resources than Protiviti and many of which have been in operation far longer than Protiviti. In particular, Protiviti faces competition from the "Big Four" accounting firms, which have been in operation for a considerable period of time and have established reputations and client bases. Because the principal factors upon which competition is based are reputation, technology, tools, project methodologies, price of services and depth of skills of personnel, there can be no assurance that Protiviti will be successful in attracting and retaining clients or be able to maintain the technology, personnel, and other requirements to successfully compete.

Protiviti's operations could subject it to liability. The business of Protiviti consists of providing business consulting and internal audit services. Protiviti risks liability from allegations of damages caused by errors, omissions or misconduct by its employees or allegations of compromised client confidential or personal information while working on consulting engagements, or from damages caused by its employees acting on phishing emails and facilitating, allowing or failing to stop cyberattacks while working in a client's environment. In some cases, the Company has agreed to indemnify its clients in respect of these types of claims. Liability could be incurred, or litigation could be, and from time-to-time has been, instituted against the Company or Protiviti for claims related to these activities or to prior transactions or activities. There can be no assurance that such liability or litigation will not have a material adverse impact on Protiviti or the Company.

The Company is dependent on its management personnel and employees, and a failure to attract and retain such personnel could harm its business. The Company is engaged in the services business. As such, its success or failure is highly dependent upon the performance of its management personnel and employees, rather than upon tangible assets (of which the Company has few). There can be no assurance that the Company will be able to attract and retain the personnel that are essential to its success. A failure to retain key management personnel could disrupt the Company's operations and its succession strategy, hindering a smooth transition to new leadership and potentially disrupting the Company's operations.

The Company's results of operations and ability to grow could be materially negatively affected if it cannot successfully keep pace with technological changes impacting the development and implementation of its services and the evolving needs of its clients. The Company's success depends on its ability to keep pace with rapid technological changes affecting both the development and implementation of its services and the staffing needs of its clients. Technological advances such as AI, machine learning and automation are impacting industries served by all of the Company's lines of business. In addition, the Company's business relies on a variety of technologies, including those that support hiring and tracking, order management, billing, and client data analytics. If the Company does not sufficiently invest in new technology and keep pace with industry developments, appropriately implement new technologies, or evolve its business at sufficient speed and scale in response to such developments, or if it does not make the right strategic investments to respond to these developments, the Company's services, results of operations, and ability to develop and maintain its business could be negatively affected.

The Company uses AI in its provision of services which may result in operational challenges, legal liability, reputational concerns, and privacy, security and competitive risks. The Company currently uses and intends to continue using its proprietary AI processes, algorithms and applications, as well as those of third parties in its daily operations for Protiviti and talent solutions, including by deploying generative AI into the Company's talent solutions search operations. Protiviti has expanded its service offerings to include AI risk analysis, policy creation, governance, and technology selection and architecture. The use of AI by talent solutions and provision of AI related services by Protiviti may result in operational challenges, legal liability, reputational concerns, and privacy, security and competitive risks which could result in adverse effects to the Company's financial condition, results or reputation. Generative AI products and services leverage existing and widely available technologies, such as Chat GPT-4 and its successors, or alternative large language models or other processes. The use of generative AI processes at scale is relatively new and may lead to challenges, concerns and risks that are significant or that the Company may not be able to predict, especially if its use of these technologies in the delivery of its services becomes more important to its operations over time.

Use of generative AI in search operations and services offerings may be difficult to deploy successfully due to operational issues inherent to the nature of such technologies. AI algorithms use machine learning and predictive analytics, which may lead to flawed, biased, and inaccurate candidate and lead generation search results. Datasets used for AI training, development or operations may be insufficient, of poor quality, reflect unwanted forms of bias, or raise other legal concerns (such as concerns relating to intellectual property infringement or data protection). Inappropriate or controversial data practices by, or practices reflecting inherent biases of, data scientists, engineers and end-users of the Company's systems could lead to mistrust, rejection or skepticism of the Company's services by clients and candidates.

Further, unauthorized use or misuse of AI by the Company's employees, vendors or others may result in disclosure of confidential company and customer data, reputational harm, privacy law violations, and legal liability. The Company's use of

AI may also lead to novel and urgent cybersecurity risks, including access to or the misuse of personal data, all of which may adversely affect its operations and reputation.

In addition, the Company increasingly relies on third-party technology vendors that regularly deploy new and enhanced AI-enabled features, tools and platforms, often at a rapid pace and with limited advance notice. These technologies in some cases may be made broadly available to employees, including through embedded features in existing enterprise software or low-code or no-code development environments that enable employees to build or customize AI-enabled tools. As a result, the Company may have limited ability to fully evaluate, test, restrict, monitor or govern the security, data handling practices, model behavior, or downstream uses of such AI technologies before or after deployment.

Governance, monitoring and security controls designed to manage the use of AI technologies, including controls related to data access, data retention, model training, prompt inputs and outputs, explainability, auditability and third-party risk management, are evolving and may not mature at the same pace as the deployment of new AI capabilities by vendors. This disparity may increase the risk of unauthorized or unintended use of AI, data leakage, regulatory non-compliance, intellectual property infringement, security vulnerabilities, or inconsistent application of Company policies. The Company may also incur additional costs and operational complexity through attempts to retrofit controls, implement safeguards, restrict access, or discontinue use of certain AI tools after deployment. Any failure to effectively manage these risks could adversely affect the Company's business, results of operations, financial condition or reputation.

Uncertainty in the legal regulatory regime relating to AI may require significant resources to modify and maintain business practices to comply with U.S. and non-U.S. laws, the nature of which cannot be determined at this time. Several jurisdictions around the globe, including Europe and certain U.S. states, have already proposed or enacted laws governing the use, development and training of AI. For example, the European Union passed the Artificial Intelligence Act in 2024 which contains prescriptive AI regulations and laws, and the Company expects other jurisdictions will adopt similar legislation. Such other jurisdictions may decide to adopt similar or more restrictive legislation, and jurisdictions that have already enacted legislation could elect to enact additional legislation, any of which could render the use of AI challenging, impossible or financially prohibitive.

The demand for the Company's services related to regulatory compliance may decline. The operations of both the talent solutions business and Protiviti include services related to Sarbanes-Oxley, Anti-Money Laundering Act of 2020 reviews, the Bank Secrecy Act of 1970, as amended, and related anti-money laundering regulations, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the Foreign Corrupt Practices Act of 1977 and other regulatory compliance services. There can be no assurance that there will be ongoing demand for these services. Similarly, from time-to-time proposals are considered by the U.S. Congress to further delay or, in some cases, remove the requirements of Sarbanes-Oxley and the Dodd-Frank Act for a number of public and private companies. Furthermore, the enforcement priorities of U.S. regulators fluctuate from time to time, which may lead to periods of decreased demand for certain of the Company's regulatory compliance services. These or other similar modifications of the regulatory requirements could decrease demand for Protiviti's and talent solution's services.

Long-term contracts do not comprise a significant portion of the Company's revenue. Because long-term contracts are not a significant part of the Company's talent solutions business, future results cannot be reliably predicted by considering past trends or extrapolating past results. Additionally, the Company's clients will frequently enter nonexclusive arrangements with several firms, which the client is generally able to terminate on short notice and without penalty. The nature of these arrangements further exacerbates the difficulty in predicting the Company's future results.

If the Company does not effectively manage billable rates, the Company's financial results could suffer. Accurate and strategic pricing represents a key factor in the Company's financial results. If billable rates are too low, the Company's service revenues may not cover operational costs, whereas if billable rates are too high, the Company risks hindering client retention and limits competitiveness.

Legal and Regulatory Risks

The Company and certain subsidiaries are defendants in several lawsuits that could cause the Company to incur substantial liabilities. The Company and certain subsidiaries are defendants in several certified or putative class and representative action lawsuits brought by or on behalf of the Company's current and former employees alleging violations of federal and state law with respect to certain wage and hour related matters. The various claims made in one or more of such lawsuits include, among other things, the misclassification of certain employees as exempt employees under applicable law, failure to comply with wage statement requirements, failure to compensate certain employees for time spent performing activities related to the interviewing process (including attending the interviews themselves), and other related wage and hour violations. Such suits seek, as applicable, unspecified amounts for unpaid overtime compensation, penalties and other damages, as well as attorneys' fees. The Company is defending several claims brought under the California Labor Code Private Attorney

General Act ("PAGA") and which authorizes individuals to file lawsuits to seek civil penalties on behalf of themselves and other employees for alleged labor code violations. It is not possible to predict the outcome of these lawsuits. However, these lawsuits may consume substantial amounts of the Company's financial and managerial resources and might result in adverse publicity regardless of the ultimate outcome of the lawsuits. In addition, the Company and its subsidiaries may become subject to similar lawsuits in the same or other jurisdictions, or to various other claims, disputes, and legal or regulatory proceedings that arise in the ordinary course of business. An unfavorable outcome with respect to these lawsuits and any future lawsuits or regulatory proceedings could, individually or in the aggregate, cause the Company to incur substantial liabilities or impact its operations in such a way that may have a material adverse effect upon the Company's business, financial condition or results of operations. Furthermore, any future lawsuits, claims, disputes, or legal or regulatory proceedings may also consume substantial amounts of the Company's financial and managerial resources and might result in adverse publicity regardless of the ultimate outcome. In addition, an unfavorable outcome in one or more of these cases could cause the Company to change its compensation plans for its employees, which could have a material adverse effect upon the Company's business.

Government regulations may result in prohibition or restriction of certain types of employment services or the imposition of additional licensing or tax requirements that may reduce the Company's future earnings. In many jurisdictions in which the Company operates, the employment services industry is heavily regulated. For example, governmental regulations in some countries restrict the length of contracts and the industries in which the Company's employees may be used. In other countries, special taxes, fees or costs are imposed in connection with the use of its employees. Additionally, trade unions in some countries have used the political process to target the industry in an effort to increase the regulatory burden and expense associated with offering or utilizing temporary staffing solutions.

The countries in which the Company operates may, among other things:

• create additional regulations that prohibit or restrict the types of employment services that the Company currently provides;

• require new or additional benefits be paid to the Company's employees;

• require the Company to obtain additional licensing to provide employment services; or

• increase taxes, such as sales or value-added taxes, payable by the providers of temporary workers.

Any future regulations may have a material adverse effect on the Company's business and financial results because they may make it more difficult or expensive for the Company to continue to provide employment services. Additionally, as the Company expands existing service offerings, adds new service offerings or enters new markets, it may become subject to additional restrictions and regulations which may impede its business, increase costs and impact profitability.

The Company's business is subject to extensive government regulation and a failure to comply with regulations could harm its business. The Company's business is subject to regulation or licensing in many states in the U.S. and in certain foreign countries. While the Company has had no material difficulty complying with regulations in the past, there can be no assurance that the Company will be able to continue to obtain all necessary licenses or approvals or that the cost of compliance will not prove to be material. Any inability of the Company to comply with government regulation or licensing requirements could materially adversely affect the Company. Further, changes to existing regulation or licensing requirements could impose additional costs and other burdens or limitations on the Company's operations. In addition, the Company's contract talent services business entails employing individuals on a temporary basis and placing such individuals in clients' workplaces. Increased government regulation of the workplace or of the employer-employee relationship, or judicial or administrative proceedings related to such regulation, could materially adversely affect the Company. In addition, to the extent that government regulation imposes increased costs upon the Company, such as unemployment insurance taxes, there can be no assurance that such costs will not adversely impact the Company's profit margins. Further, lawsuits or other proceedings related to the Company's compliance with government regulations or licensing requirements could materially adversely affect the Company. For example, the Company is currently named as a defendant in PAGA litigation in California alleging wage and hour and other labor code compliance issues. It is not possible to predict the outcome of such litigation; however, such litigation or any future lawsuits or proceedings related to the Company's compliance with government regulation or licensing requirements could consume substantial amounts of the Company's financial and managerial resources, and might result in adverse publicity regardless of the ultimate outcome of any such lawsuits or other proceedings. An unfavorable outcome with respect to such litigation or any future lawsuits or proceedings could, individually or in the aggregate, cause the Company to incur substantial liabilities that may have a material adverse effect upon the Company's business, financial condition or results of operations.

If the Company fails to comply with Anti-Bribery Laws, anti-forced labor laws or economic sanction regulations, it could be subject to substantial fines or other penalties and reputational harm. In many parts of the world, including countries in which the Company operates and/or seeks to expand, practices in the local business community might not conform to international business standards and could violate the U.S. Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act, and other anti-corruption and anti-bribery laws and regulations ("Anti-Bribery Laws"). These laws generally prohibit companies, their employees and third-party intermediaries from authorizing, promising, offering, providing, soliciting or accepting, directly or indirectly, improper payments or benefits to or from any person whether in the public or private sector. In addition, some of these laws have accounting provisions that require the Company to maintain accurate books and records and a system of internal accounting controls. Any violation of the FCPA or other applicable Anti-Bribery Laws could result in substantial fines, sanctions or civil and/or criminal penalties, debarment from business dealings with certain governments or government agencies or restrictions on the marketing of the Company's products in certain countries, and damage to the Company's reputation, which could harm the Company's business, financial condition or results of operations.

Additionally, the U.S. Department of the Treasury's Office of Foreign Assets Control and other relevant agencies of the U.S. government administer certain laws and regulations that restrict U.S. persons and in some instances non-U.S. persons from conducting activities, transacting business with or making investments in certain countries, or with certain governments, entities and individuals, subject to U.S. economic sanctions. Similar economic sanctions are imposed by the European Union and other jurisdictions. The Company's international operations subject it to these and other laws and regulations, which are complex, restrict the Company's business dealings with certain countries, governments, entities and individuals, and are constantly changing. Penalties for noncompliance with these complex laws and regulations can be significant and include substantial fines, sanctions, or civil and/or criminal penalties, and violations can result in adverse publicity, which could harm the Company's business, financial condition or results of operations.

Although the Company has implemented policies and procedures designed to ensure compliance with Anti-Bribery Laws, U.S. export control laws, economic sanctions, anti-forced labor, and other laws and regulations, the Company cannot be sure that its employees, agents or other third parties will not violate such policies or applicable laws and regulations. Any such violations could result in significant fines and penalties, criminal sanctions against the Company, its officers or its employees, and prohibitions on the conduct of its business, causing material damage the Company's reputation, brand, business and operating results. Further, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of the Company's senior management.

Health care reform could increase the costs of the Company's contract staffing operations. The Company cannot predict with any certainty the impact of the adoption of any health care reform legislation on the Company's financial condition or operating results. Whether or not there is alternative health care legislation enacted in the U.S., there is likely to be significant disruption to the health care market in the coming months and years. Consequently, the costs of the Company's health care expenditures may rise, adversely impacting the Company's profitability.

The Company could be subject to changes in tax rates, adoption of new U.S. or international tax legislation or tax audits that could result in additional income tax liabilities. The Company is subject to income and other taxes in the U.S. and international jurisdictions. The tax bases and rates of these respective tax jurisdictions change from time to time due to economic and political conditions. Tax accounting involves complex matters and requires judgment to determine the Company's worldwide provision for income and other taxes and tax assets and liabilities. The Company is routinely subject to tax examinations by the U.S. Internal Revenue Service and other tax authorities. Tax authorities have disagreed, and may disagree in the future, with the Company's judgments and if its judgments are not sustained as a result of these examinations, the amounts ultimately paid could be materially different from the amounts previously recorded.

In addition, changes in tax laws, treaties or regulations, or their interpretation or enforcement, have become more unpredictable and may become more stringent, which could materially adversely affect the Company's tax position. A number of countries where the Company does business, including the U.S. and many countries in the European Union, have implemented, and are considering implementing, changes in relevant tax, accounting and other laws, regulations and interpretations. The overall tax environment has made it increasingly challenging for multinational corporations to operate with certainty about taxation in many jurisdictions. For example, the Organization of Economic Cooperation and Development ("OECD"), an international association of many countries, has introduced a framework to impose a 15% global minimum corporate tax, referred to as Pillar Two, effective for tax years beginning in 2024. On January 5, 2026, the OECD released new guidance establishing the Side-by-Side ("SbS") program under the Pillar Two global minimum tax framework. The SbS program includes a Simplified Effective Tax Rate Safe Harbor, an extended Transitional Country-by-Country Reporting Safe Harbor, and a Substance-based Tax Incentive Safe Harbor. These enacted and proposed changes in tax laws, treaties or regulations, or their interpretation or enforcement could have a material adverse impact on the Company's current or future tax positions.

Risks Related to the Company's Information Technology, Cybersecurity and Data Protection

Company and third-party computer, technology and communications hardware and software systems and assets ("IT Assets") are vulnerable to damage, unauthorized access and disruption that could expose the Company to material operational, financial and reputational damage (including the unauthorized access to, or exposure of, personal and confidential information and intellectual property). The Company's ability to manage its operations using IT Assets successfully is critical to its success and largely depends upon the efficient and uninterrupted operation of its and third parties' IT Assets, some of which are managed and run by third-party vendors. The Company's primary IT Assets (and, as a result, its operations) are vulnerable to damage or interruption from power outages, computer, technology and telecommunications failures, computer viruses, security breaches, cyberattacks, catastrophic events, and errors in usage by the Company's or its vendors' employees and contractors. In addition, the Company's IT Assets contain personal and confidential information and intellectual property, including information of importance to the Company and its employees, vendors, contractors and clients.

Cyberattacks, including attacks motivated by the desire for monetary gain or embarrassment, geopolitics, and grievances against the business services industry in general or against the Company in particular, could potentially disable or damage the Company's IT Assets or those of its vendors or clients, or allow unauthorized access to, or exposure of, intellectual property and personal or confidential information, including information about employees, vendors, candidates, contractors and clients. The Company's security tools, controls and practices, including those relating to identity and access management, credential strength, and the security tools, controls and practices of its vendors and clients, may not prevent or detect access, damage or disruption to Company or third-party IT Assets or the unauthorized access to, or exposure of, intellectual property or personal or confidential information. A failure to prevent or detect unauthorized access to Company or third-party IT Assets could expose the Company to material operational, financial and reputational damage. There are many approaches through which such IT Assets or the information stored thereon could be damaged, disrupted, exposed or accessed, including through system vulnerabilities, configuration errors, vendor vulnerabilities, social engineering, cyberattacks (including cyberattacks through the use of AI), improper acquisition and use of user credentials, malfeasance, or the misuse of authorized user access.

Periodic and continuous assessments are conducted by the Company on its IT Assets to identify security risks, vulnerabilities, weaknesses or gaps, and a risk-based approach is then employed to address them. This risk-based approach prioritizes risks, vulnerabilities, weaknesses and gaps based on, among other factors, budgetary constraints, impact, likelihood of mitigation and the broader risk landscape.

No security program can offer a guarantee against all potential cyberattacks or other cybersecurity-related incidents. The Company and its third-party vendors experience cybersecurity attacks with increasing frequency, including incidents that have resulted in unauthorized access to the Company's or its third-party vendors' IT Assets. To date, no such incidents have been determined to have had a material impact on the Company, but there is no guarantee that such incidents will not have a material impact on the Company in the future.

The Company has transitioned a significant number of its employee population to remote work. This transition has also increased the Company's vulnerability to cybersecurity-related risks related to the Company's IT Assets and has exacerbated certain related risks, including risks of phishing and other cybersecurity attacks.

The damage or disruption to Company or third-party systems, or unauthorized access to, or exposure of, intellectual property or personal or confidential information, could harm the Company's operations, reputation and brand, resulting in a loss of business or revenue. It could also subject the Company to government sanctions, litigation from candidates, contractors, clients and employees, and legal liability under its contracts, resulting in increased costs or loss of revenue. The Company may also incur additional expenses, including the cost of remediating cybersecurity incidents or improving security measures, identifying and retaining replacement vendors, increased insurance premiums, or ransomware payments.

Cybersecurity threats continue to increase in frequency and sophistication (including through the use of AI), thereby increasing the difficulty of detecting and defending against them. Furthermore, the potential risk of cybersecurity breaches and cyberattacks may increase as the Company introduces new service offerings and deploys new AI technologies. Any future events impacting the Company or its third-party vendors that damage or interrupt the Company's or its third-party vendors' IT Assets or expose intellectual property or data or other confidential information stored thereon could have a material adverse effect on the Company's operations, reputation and financial results.

Changes in data privacy and protection laws and regulations relating to the use and control of personal information (and the failure to comply with such laws and regulations) could increase the Company's costs or otherwise adversely impact its operations, financial results, and reputation. In the ordinary course of business, the Company collects, uses and retains personal information from its clients, employees, candidates and contractors, including, without limitation, full names, government-issued identification numbers, addresses, phone numbers, birthdates and payroll-related information. The possession and use of personal information in conducting the Company's business subjects it to a variety of complex and evolving domestic and foreign laws and regulations regarding data privacy.

For example, the European Union's General Data Protection Regulation ("GDPR"), which became effective in May 2018, imposes specific operational requirements on entities that process personal information (including requirements relating to data transfers to certain countries outside the European Union) and strong enforcement mechanisms. In the United States, the California Consumer Privacy Act (the "CCPA"), which became effective in January 2020, limits the collection and use of personal data and mandates that covered companies provide new disclosures to California consumers and afford such consumers new data privacy rights. Under the CCPA, a data breach affecting California residents' personal information because of a failure to maintain reasonable security procedures and practices can trigger a private right of action lawsuit, and as a result data breach litigation is likely to increase. Many other U.S. states have enacted their own privacy laws that are in some ways similar to, and in other ways different from, the CCPA's requirements. Compliance with the GDPR, the CCPA and other current and future laws and regulations relating to data storage, use, transfer, residency, privacy and protection has increased and may continue to increase the Company's operating costs and may require significant management time and attention. Further, any actual or perceived failure by the Company or its subsidiaries to comply with applicable laws could result in litigation, reputational harm, governmental enforcement actions or fines, and other penalties that could potentially have an adverse effect on the Company's operations, financial results and reputation.

Risks Related to the Intellectual Property

The Company may not be able to adequately protect its intellectual property ("IP") or may be found to infringe upon the IP rights of others, which could harm the value of the Company's brand and adversely affect its business. The Company utilizes IP, including patents, trademarks, copyrights and trade secrets, in its business, including in the software and AI the Company uses, and in its customer lists. A combination of patent, copyright, trademark and trade secret laws in the jurisdictions in which the Company operates are critical to protecting these IP rights. However, these laws may not be adequate to protect the Company's IP from being challenged, invalidated, infringed, diluted or misappropriated. While the Company enters into confidentiality agreements with employees, consultants and partners, such agreements may not be effective in preventing unauthorized disclosure or use of its proprietary information. If such disclosures occur, the Company may not have adequate remedies.

Moreover, while it is the Company's policy to protect and vigorously defend its IP rights, it cannot predict whether steps taken by it will be adequate to prevent misappropriation of these rights or the use by others of the Company's IP. IP disputes and proceedings and infringement claims may result in a significant distraction for management and significant expense, which may not be recoverable regardless of whether the Company is successful. Such proceedings may be protracted with no certainty of success, and an adverse outcome could subject the Company to liabilities, force it to cease use of certain trademarks or other IP, or force it to enter into license agreements on terms which may not be favorable to the Company. Any one of these occurrences may have an adverse effect on the Company's business, profitability, results of operation and financial condition.

The Company uses open-source software in connection with its software development, which could negatively affect its ability to operate its business and subject the Company to litigation or other actions. The Company uses and may continue to use open-source software in connection with the development and operation of its platforms. Open-source software is generally licensed under open-source licenses, which could subject the Company to unfavorable conditions, including requiring it to make publicly available the source code for any modifications or derivative works the Company develops using the open-source software. The Company may face claims demanding the release of software it developed that incorporates open-source software, which could include its source code, or otherwise seeking to enforce the terms of underlying license. Litigation could be costly for the Company to defend and could require it to devote additional research and development resources to change the Company's platforms. Further, open-source licensors typically do not provide warranties or controls regarding the origin or security of the software and related support from the licensor is often unavailable. Therefore, the Company cannot be sure that the authors of the open-source software it uses will implement or offer updates to address security risks or will not abandon further development and maintenance. Many risks associated with usage of open-source software cannot be eliminated, and may, if not effectively addressed, negatively affect the Company's operations, reputation and financial results.

Risks Associated With the Effects of Climate Change

The Company may be adversely affected by global climate change or by legal, regulatory or market responses to such change. The physical effects of climate change could have a material adverse effect on the Company's operations and business. To the extent climate change causes changes in weather patterns, certain regions where the Company operates could experience increases in storm intensity, extreme temperatures, wildfires, rising sea-levels and/or drought. Over time, these conditions could result in increases in the Company's operating costs or business interruptions. For example, the Company's headquarters are located in areas of California where the incidence of wildfire has increased over time and may continue to increase. In addition, in 2023 the Company established certain emissions targets and other environmental goals and submitted them for validation to the SBTi. Failure to achieve such goals, or a perception (whether valid or invalid) of failure to achieve such goals, could result in market, reputational, regulatory or liability risks, client dissatisfaction, reduced revenue and profitability, or shareholder lawsuits. If the Company is unable to achieve its environmental goals, the Company's business and reputation may be adversely affected. There can be no assurance that climate change will not have a material adverse effect on the Company's properties, operations or business.

General Risks

Failure to maintain adequate financial and management processes and controls could lead to errors in the Company's financial reporting. If the Company's management is unable to certify the effectiveness of its internal controls or if its independent registered public accounting firm cannot render an opinion on the effectiveness of its internal control over financial reporting, or if material weaknesses in the Company's internal controls are identified, the Company could be subject to regulatory scrutiny and a loss of public confidence. In addition, if the Company does not maintain adequate financial and management personnel and processes and controls, it may not be able to accurately report its financial performance on a timely basis, which could cause its stock price to fall.

Failure to identify and respond to risk issues in a timely manner could have a material adverse effect on the Company's business. Although the Company has processes in place to attempt to identify and respond to risk issues in a timely manner, the Company's efforts may not be sufficient.

The collective impact of the tone at the top, tone in the middle and tone at the bottom on risk management, compliance and responsible business behavior has a huge effect on timely escalation of risk issues, particularly those affecting core operations. The Company's processes, corporate culture and general ethical climate may not be sufficient to ensure timely identification and escalation of significant risk issues.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

As part of the Company's broader information security program, the cybersecurity program includes a defense-in-depth model that uses layered controls to protect against, detect, respond to and recover from cybersecurity incidents ("Incidents"). The Company's cybersecurity program is designed to prioritize detection, analysis and response to known and anticipated cyber threats and effectively manage cyber risks and resilience against Incidents. The Company designs its program using portions of several industry and regulatory frameworks as informative, including the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, NIST 800-53, International Organization for Standardization Information Security Management Systems ("ISO 27001"), the CIS Critical Security Controls and the System and Organization Controls 2 Type 2.

Cybersecurity Governance

The Company's cybersecurity strategy and risk management is overseen by the Board of Directors (the "Board") and implemented and managed by the Company's Enterprise Information Security Steering Committee, a cross-functional team of senior executives representing business functions across Robert Half and chaired by the Chief Information Security Officer ("CISO"). The CISO oversees the Company's Enterprise Information Security team ("EIS").

Board Governance

The Board views cybersecurity as part of the Company's overall enterprise risk management function, which the Board oversees. Cybersecurity is integrated into the Company's business strategy, financial planning and capital allocation.

The Board oversees the Company's information security program, which includes oversight of the cybersecurity program and management of cybersecurity risks. The Board receives annual updates from the Company's CISO, and/or members of the executive leadership team. Such reports typically address, among other things, the Company's cybersecurity strategy, initiatives, key security metrics and business response plans. They also cover the evolving cyber threat landscape, and an overview of information technology risks impacting the Company. Management provides notice of potential material Incidents to the Board as set forth in the Cybersecurity Incident Playbook (the "Playbook") and the Cybersecurity Incident Disclosure Control Procedure (the "Cyber Disclosure Procedure").

Management Governance

The controls and processes employed to assess, identify and manage material risks from cybersecurity threats are implemented and overseen by the Enterprise Information Security Steering Committee, led by the CISO. The CISO brings over 15 years of experience building and leading cybersecurity programs and teams. The CISO has experience as a Chief

Information Security Officer in multiple industries and has received Certified Information Systems Security Professional and Certification in Risk Management Assurance certifications. The CISO is responsible for the day-to-day management of the cybersecurity program, including designing controls to prevent, detect, investigate and respond to cybersecurity threats and Incidents. The CISO also evaluates the program's effectiveness as threats evolve.

Members of the Enterprise Information Security Steering Committee also include the Global Data Privacy Officer, Chief Technology Officer, Chief Administrative Officer, the General Counsel and the Global Risk Officer of Protiviti.

Specifically, the Enterprise Information Security Steering Committee typically meets multiple times per year, including impromptu meetings as necessary, to:

- Review the cybersecurity threat landscape, risks and data security programs, and the Company's management and strategy for attempting to mitigate cybersecurity risks and Incidents;

- Assess compliance with applicable information security laws and industry standards;

- Discuss cybersecurity policies, including the guidelines and policies established by the Company, which are designed to assess, monitor and mitigate the Company's significant cybersecurity, technology and information systems' related risk exposures; and

- Oversee crisis preparedness plans with respect to cybersecurity, including Incident response preparedness, communication plans and business continuity capabilities.

Senior management of many departments in the Company also engage in tabletop exercises in order to test Incident preparedness, review the effectiveness of the Playbook and maintain effective coordination in the event of an Incident.

Processes Designed for Assessing, Identifying and Managing Material Risks from Cybersecurity Threats

The Cybersecurity Incident Response Team ("CIRT"), which provides technical expertise, and/or the Crisis Management Team ("CMT"), which focuses on business response, impact, business continuity and risk mitigation, work together and utilize a Cybersecurity Incident Response Plan (the "CIRP") and the Playbook to: (1) prepare for and protect against Incidents; (2) detect and analyze Incidents; and (3) contain, eradicate and appropriately report on Incidents. In the event of an Incident, the CIRP provides a framework to coordinate the response. The CIRP and Playbook also address escalation protocols to senior management with respect to disclosure determinations related to an Incident and provides for Executive Team briefings as appropriate. If the CIRT's initial investigation of the facts of an Incident indicates the need for escalation for potential disclosure, the CMT will utilize the process in the Playbook and the Cyber Disclosure Procedure may be utilized.

The Playbook provides understandable and flexible processes for analyzing and responding to Incidents. In the event of an Incident, the Playbook provides predefined steps for response and escalation.

The Cyber Disclosure Procedure establishes a flexible and context-dependent process for determining whether an Incident constitutes a material Incident pursuant to the rules and regulations of the SEC. A committee of senior management personnel is established to assess potential Incidents. Standing members of the Cyber Disclosure Committee ("CDC") include the President and Chief Executive Officer, Chief Financial Officer, General Counsel, Global Privacy Officer and Chief Technology Officer.

When evaluating the materiality of an Incident, the CDC considers both the quantitative and qualitative impacts, including the nature, extent and potential magnitude of the risks to the Company related to the Incident, particularly as it may relate to any compromised information or the scope of Company operations. If the CDC determines the Board should be notified, a meeting will be called with the Executive Committee of the Board, the Audit Committee Chair, the Board's cybersecurity expert or any combination or subset of the foregoing.

EIS conducts periodic cybersecurity evaluations of (i) critical third-party providers as risk dictates and (ii) significant new third-party providers prior to onboarding. EIS monitors and manages vulnerabilities in third-party environments through its vulnerability management program. This program aggregates findings from the vulnerability detection and secure configuration management tools within a dashboard, which allows EIS personnel to focus on high-priority matters.

EIS maintains a range of security controls, including multi-factor authentication, internal and external penetration testing, cybersecurity assessments, benchmarking, annual employee security training, and social engineering testing. To detect and prevent Incidents, the cybersecurity program uses automated event-detection technology monitored by the cyber defense team, notifications from employees, vendors or service providers, and other tools. The Company has relationships with a number of third-party service providers to assist with Incident response and containment and remediation efforts, including a forensic investigation firm, insurance providers, auditors, consultants, assessors and various law firms. While the Company maintains a robust cybersecurity program, the techniques used to infiltrate information technology systems continue to evolve. Accordingly, the Company operates with, and plans for, the notion that it is impossible to prevent or detect all Incidents, that Incidents will occur, and that the Company will not always be able to detect threats in a timely manner or anticipate and implement adequate security measures. For additional information, see Item 1A. "Risks Related to the Company's Information Technology, Cybersecurity and Data Protection."

Cybersecurity Risks

The Company is not aware of any Incidents or threats during the past fiscal year that met the threshold for materiality under SEC rules. However, the Company and its customers routinely face risks of Incidents, as the Company relies heavily on its information technology systems. Although the Company makes efforts to maintain the security and integrity of the Company's information technology systems, these systems and the proprietary, confidential internal and customer information that resides on or is transmitted through them are subject to the risk of Incidents or disruption, and there can be no assurance that the Company's or its third-party providers' security measures will prevent all breakdowns or Incidents affecting the Company's or the Company's third-party providers' information security environments, software or systems that could adversely affect the Company's business.

Item 2.   Properties

The Company's headquarters are located in Menlo Park and San Ramon, California. As of December 31, 2025, contract talent solutions and permanent placement talent solutions activities were conducted through offices located in the U.S., Australia, Belgium, Brazil, Canada, Chile, China, France, Germany, Ireland, Italy, Japan, Luxembourg, the Netherlands, New Zealand, Singapore, Switzerland, the United Arab Emirates, and the United Kingdom. As of December 31, 2025, Protiviti had offices in the U.S., Australia, Bulgaria, Canada, China, France, Germany, India, Italy, Japan, the Netherlands, Singapore, Switzerland and the United Kingdom. All of the offices are leased.

Item 3.   Legal Proceedings

On March 23, 2015, Plaintiff Jessica Gentry, on her own behalf and on behalf of a putative class of allegedly similarly situated individuals, filed a complaint against the Company in the Superior Court of California, San Francisco County, which was subsequently amended on October 23, 2015. The complaint alleges that a putative class of current and former employees of the Company who resided in California were denied compensation for the time they spent interviewing "for temporary and permanent employment opportunities" in California, as well as performing activities related to the interview process. The class period runs from March 13, 2010, to present. Gentry seeks recovery on her own behalf and on behalf of the putative class in an unspecified amount for this allegedly unpaid compensation. Gentry also seeks recovery of an unspecified amount for the alleged failure of the Company to provide her and the putative class with accurate wage statements. Gentry also seeks an unspecified amount of other damages, attorneys' fees, and statutory penalties, including penalties for allegedly not paying all wages due upon separation and civil penalties on behalf of herself and other allegedly "aggrieved employees" as defined by California's Labor Code Private Attorneys General Act ("PAGA"). On January 4, 2016, the Court denied a motion by the Company to compel all of Gentry's claims, except the PAGA claim, to individual arbitration. On March 8, 2024, the Court issued an order certifying: (1) a class of California-based temporary employees who attended at least one uncompensated interview with a third-party client at any time since March 13, 2010; (2) a subclass of class members who held a prior temporary job assignment before interviewing for a subsequent assignment; and (3) a subclass of class members who are no longer employed by the Company (i.e., a "waiting time penalties" subclass). The first phase of the trial in the case on the issue of liability as to the Plaintiff and the class commenced on November 3, 2025. Closing arguments were delivered on January 23, 2026, at which hearing the court requested further legal briefs to be delivered February 13, 2026. The Court is permitting Robert Half to file a motion for decertification. The timing of a liability ruling is not expected until after a case management conference on March 19, 2026. If the Court's order on the liability phase finds in favor of Plaintiff on any of her claims, the case will move on to a second phase of the trial regarding damages later this year. This phase will have its own discovery and its own separate trial. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding and, accordingly, no amounts have been provided in the Company's Financial Statements. The Company believes it has meritorious defenses to the allegations and the Company intends to continue to vigorously defend against the litigation.

On April 6, 2018, Plaintiff Shari Dorff, on her own behalf and on behalf of a putative class of allegedly similarly situated individuals, filed a complaint against the Company in the Superior Court of California, County of Los Angeles. In addition to certain claims individual to Plaintiff Dorff, the complaint alleges that salaried recruiters based in California have been misclassified as exempt employees and seeks an unspecified amount for: unpaid wages resulting from such alleged misclassification; alleged failure to provide a reasonable opportunity to take meal periods and rest breaks; alleged failure to pay wages on a timely basis both during employment and upon separation; alleged failure to comply with California requirements regarding wage statements and record-keeping; and alleged improper denial of expense reimbursement. Plaintiff Dorff also seeks an unspecified amount of other damages, attorneys' fees and penalties, including but not limited to statutory penalties on behalf of herself and other allegedly "aggrieved employees" as defined by PAGA. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding and, accordingly, no amounts have been provided in the Company's Financial Statements. The Company believes it has meritorious defenses to the allegations and the Company intends to continue to vigorously defend against the litigation.

The Company is involved in a number of other lawsuits arising in the ordinary course of business. While management does not expect any of these other matters to have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to certain inherent uncertainties.

Legal costs associated with the resolution of claims, lawsuits and other contingencies are expensed as incurred.

Item 4.   Mine Safety Disclosure

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price, Dividends and Related Matters

The Company's Common Stock is listed for trading on the New York Stock Exchange under the symbol "RHI." On January 31, 2026, there were 1,410 holders of record of the Common Stock.

The Company has paid a quarterly dividend since April 2004. Future declarations of dividends and the establishment of future record dates and payment dates are subject to the final determination of the Company's Board of Directors.

Issuer Purchases of Equity Securities

	Total Number of Shares Purchased		Average Price Paid Per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet Be Purchased Under Publicly Announced Plans (b)
October 1, 2025 to October 31, 2025	—		$ —		—	5,577,435
November 1, 2025 to November 30, 2025	—		$ —		—	5,577,435
December 1, 2025 to December 31, 2025	828	(a)	$ 27.03		—	5,577,435
Total October 1, 2025 to December 31, 2025	828				—	

(a) Represents shares repurchased in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of applicable withholding taxes.

(b) Commencing in October 1997, the Company's Board of Directors has, at various times, authorized the repurchase, from time to time, of the Company's common stock on the open market or in privately negotiated transactions depending on market conditions. Since plan inception, a total of 138,000,000 shares have been authorized for repurchase, of which 132,422,565 shares have been repurchased as of December 31, 2025.

Stock Performance Graph

The following graph compares, through December 31, 2025, the cumulative total return of the Company's Common Stock, an index of certain publicly traded employment services companies, and the Standard and Poor's ("S&P") 500. The graph assumes the investment of $100 at the beginning of the period depicted in the chart and reinvestment of all dividends. The peer companies are weighted by their respective market caps at the beginning of each period. The information presented in the graph was obtained by the Company from outside sources it considers to be reliable but has not been independently verified by the Company.



(a) This index represents the cumulative total return of the Company and the following corporations providing contract or permanent employment services: Kelly Services Inc.; Kforce Inc.; ManpowerGroup; and Resources Connection Inc.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain information contained in Management's Discussion and Analysis and in other parts of this report may be deemed forward-looking statements regarding events and financial trends that may affect the future operating results or financial positions of Robert Half Inc. (the "Company"). Forward-looking statements are not guarantees or promises that goals or targets will be met. These statements may be identified by words such as "anticipate," "potential," "estimate," "forecast," "target," "project," "plan," "intend," "believe," "expect," "should," "could," "would," "may," "might," "will," or variations or negatives thereof or by similar or comparable words or phrases. In addition, historical, current and forward-looking information about the Company's corporate responsibility and compliance programs, including targets or goals, may not be considered material for the Securities and Exchange Commission ("SEC") or other mandatory reporting purposes and may be based on standards for measuring progress that are still developing; on internal controls, diligence or processes that are evolving; on representations reviewed or provided by third parties; and on assumptions that are subject to change in the future. Forward-looking statements are estimates only and are based on management's current expectations, currently available information, and current strategy, plans or forecasts, and involve certain known and unknown risks, uncertainties and assumptions that are difficult to predict, often beyond the Company's control and are inherently uncertain. Forward-looking statements are subject to risks and uncertainties that could cause actual results and outcomes, or the timing of these results or outcomes, to differ materially from those expressed or implied in the statements. These risks and uncertainties include, but are not limited to, the following: changes to or new interpretations of United States of America ("U.S.") or international tax regulations; the global financial and economic situation; changes in levels of unemployment and other economic conditions in the U.S. or foreign countries where the Company does business, or in particular regions or industries; reduction in the supply of candidates for contract employment or the Company's ability to attract candidates; the development, proliferation and adoption of artificial intelligence ("AI") by the Company and the third parties it serves; the entry of new competitors into the marketplace or expansion by existing competitors; the ability of the Company to maintain existing client relationships and attract new clients in the context of changing economic or competitive conditions; the impact of competitive pressures, including any change in the demand for the Company's services, or the Company's ability to maintain its margins; the possibility of the Company incurring liability for its activities, including the activities of its engagement professionals, or for events impacting its engagement professionals on clients' premises; the possibility that adverse publicity could impact the Company's ability to attract and retain clients and candidates; the success of the Company in attracting, training and retaining qualified management personnel and other staff employees; the Company's ability to comply with governmental regulations affecting personnel services businesses in particular or employer/employee relationships in general; whether there will be ongoing demand for Sarbanes-Oxley or other regulatory compliance services; the Company's reliance on short-term contracts for a significant percentage of its business; litigation relating to prior or current transactions or activities, including litigation that may be disclosed from time to time in the Company's SEC filings; the impact of extreme weather conditions on the Company and its candidates and clients; the ability of the Company to manage its international operations and comply with foreign laws and regulations; the impact of fluctuations in foreign currency exchange rates; the possibility that the additional costs the Company will incur as a result of health care or other reform legislation may adversely affect the Company's profit margins or the demand for the Company's services; the possibility that the Company's computer and communications hardware and software systems could be damaged or their service interrupted, or that the Company could experience a cybersecurity breach; and the possibility that the Company may fail to maintain adequate financial and management controls, and as a result suffer errors in its financial reporting. Additionally, with respect to Protiviti, other risks and uncertainties include the fact that future success will depend on its ability to retain employees and attract clients; there can be no assurance that there will be ongoing demand for broad-based consulting, regulatory compliance, technology services, public sector or other high-demand advisory services; failure to produce projected revenues could adversely affect financial results; and there is the possibility of involvement in litigation relating to prior or current transactions or activities. Because long-term contracts are not a significant part of the Company's business, future results cannot be reliably predicted by considering past trends or extrapolating past results. Except as required by law, the Company undertakes no obligation to update information in this report, whether as a result of new information, future events, or otherwise, and notwithstanding any historical practice of doing so.

Executive Overview

The Company's service revenues were $5.38 billion in 2025, a decrease of 7.2% from the prior year. Full-year 2025 net income decreased 47.1% to $133 million and diluted net income per share decreased 45.5% to $1.33. The Company's results were impacted by the ongoing macroeconomic uncertainty that affects client and candidate confidence, lengthening decision cycles and delaying hiring activities and projects in the short term.

Demand for the Company's contract talent solutions, permanent placement talent solutions and Protiviti is largely dependent upon general economic and labor trends both domestically and abroad. The U.S. real gross domestic product increased at an annual rate of 4.4% in the third quarter of 2025 (the latest information available as of the date of this filing), compared to an increase of 2.3% in 2024. Concerns around a near-term economic downturn have moderated, supported by a more conducive macro environment. Continued progress in the rate-cutting cycle, easing inflation, less regulation and relatively more clarity on trade policy all contribute.

The U.S. job market remains resilient with overall unemployment at 4.4% in December 2025, up from 4.1% in December 2024. Particularly noteworthy is that the unemployment rate for college-educated professionals is holding steady at just 2.8%, with even lower rates prevailing among specialized accounting, finance and technology roles. Although current hiring and quit rates remain subdued and well below post-Covid highs, job openings continue to be well above historical levels, indicating strong pent-up hiring demand.

The Company continues to invest in technology and innovation, including AI. Major focus areas include providing a world-class digital experience for clients and candidates that is seamlessly connected to the Company's specialized professional recruiters. Also, the Company will continue to leverage its proprietary data assets to enhance the AI tools its recruiters use to discover, assess and select talent for its clients, and the AI tools recruiters use to effectively target leads for additional revenue. Protiviti continues to invest in and deploy AI-enabled solutions by integrating AI into its existing offerings while aiming to enhance its own AI infrastructure.

The Company monitors various economic indicators and business trends in all of the countries in which it operates to anticipate demand for the Company's services. These trends are evaluated to determine the appropriate level of investment, including personnel, which will best position the Company for success in the current and future global macroeconomic environment. The Company's investments in headcount are typically structured to proactively support and align with expected revenue growth trends and productivity metrics. Visibility into future revenues is limited not only due to the dependence on macroeconomic and labor market conditions noted above, but also because of the relatively short duration of the Company's client engagements. Accordingly, the Company's headcount and other investments are typically assessed on at least a quarterly basis. During 2025 the Company's headcount remained relatively flat for its contract talent solutions, permanent placement talent solutions and Protiviti segments when compared to prior year-end levels, while administrative headcount decreased.

Critical Accounting Policies and Estimates

As described below, the Company's most critical accounting policies and estimates are those that involve subjective decisions or assessments.

Service Revenues. The Company derives its revenues from three segments: contract talent solutions, permanent placement talent solutions, and Protiviti. Revenues are recognized when promised goods or services are delivered to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. See Note C—"Revenue Recognition" to the Company's Consolidated Financial Statements included under Part II—Item 8 of this report.

Income Taxes. The Company's operations are subject to U.S. federal, state, local and foreign income taxes. In establishing its deferred income tax assets and liabilities and its provision for income taxes, the Company makes judgments and interpretations based on the enacted tax laws that are applicable to its operations in various jurisdictions. Deferred tax assets and liabilities are measured and recorded using current enacted tax rates, which the Company expects will apply to taxable income in the years in which those temporary differences are recovered or settled. The likelihood of a material change in the Company's expected realization of its deferred tax assets is dependent on future taxable income and the effectiveness of its tax planning in the various relevant jurisdictions.

The Company also evaluates the need for valuation allowances to reduce the deferred tax assets to realizable amounts. Management evaluates all positive and negative evidence and uses judgment regarding past and future events, including operating results, to help determine when it is more likely than not that all or some portion of the deferred tax assets may not be realized. When appropriate, a valuation allowance is recorded against deferred tax assets to offset future tax benefits that may not be realized. Valuation allowances of $33.2 million and $26.4 million were recorded as of December 31, 2025, and 2024, respectively. The valuation allowances recorded relate primarily to net operating losses in certain international operations. If such losses are ultimately utilized to offset future operating income, the Company will recognize a tax benefit up to the full amount of the related valuation reserve.

Previously, the Organization of Economic Cooperation and Development ("OECD"), an international association of many countries including the U.S., introduced a framework to impose a 15% global minimum corporate tax, referred to as Pillar Two, effective for tax years beginning in 2024. On January 5, 2026, the OECD released new guidance establishing the Side-by-Side ("SbS") program under the Pillar Two global minimum tax framework. The SbS program includes a Simplified Effective Tax

Rate Safe Harbor, an extended Transitional Country-by-Country Reporting Safe Harbor, and a Substance-based Tax Incentive Safe Harbor. The Company does not expect the SbS guidance to materially affect its tax obligations and will continue to monitor global implementation.

While management believes that its judgments and interpretations regarding income taxes are appropriate, significant differences in actual experience may materially affect the future financial results of the Company.

Recent Accounting Pronouncements

See Note B—"New Accounting Pronouncements" to the Company's Consolidated Financial Statements included under Part II—Item 8 of this report.

Results of Operations

The Company analyzes its operating results for three reportable segments: contract talent solutions, permanent placement talent solutions and Protiviti. The contract talent solutions and permanent placement talent solutions segments provide engagement professionals and full-time personnel, respectively, for finance and accounting, technology, marketing and creative, legal, administrative and customer support, and executive search. The Protiviti segment provides internal audit, risk, business and technology consulting solutions.

Demand for the Company's services is largely dependent upon global economic and labor trends. Because of the inherent difficulty in predicting economic trends, future demand for the Company's services cannot be forecast with certainty.

The Company's talent solutions segments conduct operations through offices in the U.S. and 18 other countries, while Protiviti has offices in the U.S. and 13 other countries.

Non-GAAP Financial Measures

The financial results of the Company are prepared in conformity with accounting principles generally accepted in the U.S. ("GAAP") and the rules of the SEC. To help readers understand the Company's financial performance, the Company supplements its GAAP financial results with the following non-GAAP measures: adjusted gross margin; adjusted selling, general and administrative expenses; adjusted operating income; and adjusted revenue growth rates.

The following measures: adjusted gross margin, adjusted selling, general and administrative expenses, and adjusted operating income, include gains and losses on investments held to fund the Company's obligations under employee deferred compensation plans. The Company provides these measures because they are used by management to review its operational results.

Adjusted revenue growth rates represent year-over-year revenue growth rates after removing the impacts on reported revenues from the changes in the number of billing days and foreign currency exchange rates. The Company provides this data because it focuses on the Company's revenue growth rates attributable to operating activities and aids in evaluating revenue trends over time. The impacts from the changes in billing days and foreign currency exchange rates are calculated as follows:

- Billing days impact is calculated by dividing each comparative period's reported revenues by the number of billing days for that period to arrive at a per billing day amount. Same billing day growth rates are then calculated based on the per billing day amounts. Management calculates a global, weighted-average number of billing days for each reporting period based upon inputs from all countries and all functional specializations and segments.

- Foreign currency impact is calculated by retranslating current-period international revenues using foreign currency exchange rates from the prior year's comparable period.

The non-GAAP financial measures provided herein may not provide information that is directly comparable to that provided by other companies in the Company's industry, as other companies may calculate such financial results differently. The Company's non-GAAP financial measures are not measurements of financial performance under GAAP and should not be considered as alternatives to amounts presented in accordance with GAAP. The Company does not consider these non-GAAP financial measures to be a substitute for, or superior to, the information provided by GAAP financial results. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures is provided on the following pages.

Refer to Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" of this report for further discussion of the impact of foreign currency exchange rates on the Company's results of operations and financial condition.

Years ended December 31, 2025, and 2024

Service Revenues. The Company's revenues were $5.38 billion for the year ended December 31, 2025, a decrease of 7.2%, compared to $5.80 billion for the year ended December 31, 2024. Revenues from U.S. operations decreased 7.7% to $4.17 billion (77.6% of total revenue) for the year ended December 31, 2025, compared to $4.52 billion (78.0% of total revenue) for the year ended December 31, 2024. Revenues from international operations decreased 5.4% to $1.21 billion (22.4% of total revenue) for the year ended December 31, 2025, compared to $1.28 billion (22.0% of total revenue) for the year ended December 31, 2024. Contributing factors for each reportable segment are discussed below in further detail.

Contract talent solutions revenues were $2.99 billion for the year ended December 31, 2025, decreasing by 11.0% compared to revenues of $3.36 billion for the year ended December 31, 2024. Key drivers of contract talent solutions revenues include average hourly bill rates and the number of hours worked by the Company's engagement professionals on client engagements. The decrease in contract talent solutions revenues for 2025 was primarily due to a 14.1% decrease in the number of hours worked by the Company's engagement professionals, partially offset by a 3.5% increase in average bill rates. On an as adjusted basis, contract talent solutions revenues decreased 10.8% for 2025 compared to 2024. In the U.S., 2025 revenues decreased 10.6% on a reported basis, and decreased 10.3% on an as adjusted basis, compared to 2024. International revenues for 2025 decreased 12.1% on a reported basis, and decreased 12.7% on an as adjusted basis, compared to 2024.

Permanent placement talent solutions revenues were $440 million for the year ended December 31, 2025, decreasing by 9.8% compared to revenues of $487 million for the year ended December 31, 2024. Key drivers of permanent placement talent solutions revenues consist of the number of candidate placements and average fees earned per placement. The decrease in permanent placement talent solutions revenues for 2025 was due to a 13.6% decrease in the number of placements, partially offset by a 3.8% increase in average fees earned per placement. On an as adjusted basis, permanent placement talent solutions revenues decreased 9.6% for 2025 compared to 2024. In the U.S., 2025 revenues decreased 9.9% on a reported basis, and decreased 9.5% on an as adjusted basis, compared to 2024. International revenues for 2025 revenues decreased 9.6% on a reported basis, and decreased 10.0% on an as adjusted basis, compared to 2024. Historically, demand for permanent placement talent solutions is even more sensitive to economic and labor market conditions than demand for contract talent solutions and this is expected to continue.

Protiviti revenues were $1.95 billion for the year ended December 31, 2025, decreasing by 0.1% compared to revenues of $1.95 billion for the year ended December 31, 2024. Key drivers of Protiviti revenues are the billable hours worked on client engagements and average hourly bill rates. The decrease in Protiviti revenues for 2025 was due to a 7.3% decrease in average hourly bill rate, partially offset by a 7.2% increase in billable hours. The decrease in the average hourly bill rate was primarily driven by the relative mix of contractors and full-time staff and their related experience levels deployed on engagements. On an as adjusted basis, Protiviti revenues decreased 0.1% for 2025 compared to 2024. In the U.S., 2025 revenues decreased 2.5% on a reported basis, and decreased 2.2% on an as adjusted basis, compared to 2024. International revenues for 2025 revenues increased 10.9% on a reported basis, and increased 8.8% on an as adjusted basis, compared to 2024.

A reconciliation of the non-GAAP year-over-year revenue growth rates to the reported year-over-year revenue growth rates for the year ended December 31, 2025, is presented in the following table:

	Global	United States	International
Contract talent solutions			
As Reported	-11.0%	-10.6%	-12.1%
Billing Days Impact	0.5%	0.3%	0.5%
Currency Impact	-0.3%	—	-1.1%
As Adjusted	-10.8%	-10.3%	-12.7%
Permanent placement talent solutions			
As Reported	-9.8%	-9.9%	-9.6%
Billing Days Impact	0.5%	0.4%	0.5%
Currency Impact	-0.3%	—	-0.9%
As Adjusted	-9.6%	-9.5%	-10.0%
Protiviti			
As Reported	-0.1%	-2.5%	10.9%
Billing Days Impact	0.5%	0.3%	0.6%
Currency Impact	-0.5%	—	-2.7%
As Adjusted	-0.1%	-2.2%	8.8%

Gross Margin. The Company's gross margin dollars were $2.00 billion for the year ended December 31, 2025, down 10.9% from $2.25 billion for the year ended December 31, 2024. Contributing factors for each reportable segment are discussed below in further detail.

Gross margin dollars for contract talent solutions represent revenues less costs of services, which consist of payroll, payroll taxes and benefit costs for engagement professionals, and reimbursable expenses. The key drivers of gross margin are: i) pay-bill spreads, which represent the differential between wages paid to engagement professionals and amounts billed to clients; ii) fringe costs, which are primarily composed of payroll taxes and benefit costs; and iii) conversion revenues, which are earned when a contract position converts to a permanent position with the Company's client.

Gross margin dollars for contract talent solutions were $1.17 billion for the year ended December 31, 2025, down 11.4% from $1.32 billion for the year ended December 31, 2024. As a percentage of revenues, gross margin dollars for contract talent solutions were 39.0% in 2025, down from 39.2% in 2024.

Gross margin dollars for permanent placement talent solutions represent revenues less reimbursable expenses. Gross margin dollars for permanent placement talent solutions were $439 million for the year ended December 31, 2025, down 9.8% from $486 million for the year ended December 31, 2024. Because reimbursable expenses for permanent placement talent solutions are de minimis, the decrease in gross margin dollars is substantially explained by the decrease in revenues previously discussed.

Gross margin dollars for Protiviti represent revenues less costs of services, which consist primarily of professional staff payroll, payroll taxes, benefit costs and reimbursable expenses. The primary drivers of Protiviti's gross margin are: i) the relative composition of and number of professional staff and their respective pay and bill rates; and ii) staff utilization, which is the relationship of time spent on client engagements in proportion to the total time available for the Company's Protiviti staff. Gross margin dollars for Protiviti were $397 million for the year ended December 31, 2025, down 10.7% from $444 million for the year ended December 31, 2024. As a percentage of revenues, reported gross margin dollars for Protiviti were 20.4% in 2025, down from 22.8% in 2024. As a percentage of revenues, adjusted gross margin dollars for Protiviti were 21.6% in 2025, down from 23.7% in 2024. The year-over-year decrease in adjusted gross margin percentage was primarily due to the relative composition of and number of professional staff and their respective pay and bill rates.

The Company's gross margin by reporting segment is summarized as follows (in thousands):

| | Year Ended December 31, | | | | Relationships | | | |
| | As Reported | | As Adjusted | | As Reported | | As Adjusted | |
	2025	2024	2025	2024	2025	2024	2025	2024
Gross Margin								
Contract talent solutions	$1,166,761	$1,316,524	$1,166,761	$1,316,524	39.0%	39.2%	39.0%	39.2%
Permanent placement talent solutions	438,705	486,219	438,705	486,219	99.8%	99.8%	99.8%	99.8%
Protiviti	396,847	444,487	420,609	463,250	20.4%	22.8%	21.6%	23.7%
Total	$2,002,313	$2,247,230	$2,026,075	$2,265,993	37.2%	38.8%	37.7%	39.1%

The following tables provide reconciliations of the non-GAAP adjusted gross margin to reported gross margin for the years ended December 31, 2025, and 2024 (in thousands):

| | Year Ended December 31, 2025 | | | | | | | |
| | Contract talent solutions | | Permanent placement talent solutions | | Protiviti | | Total | |
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Gross Margin								
As Reported	$1,166,761	39.0%	$ 438,705	99.8%	$ 396,847	20.4%	$2,002,313	37.2%
Adjustments (1)	—	—	—	—	23,762	1.2%	23,762	0.5%
As Adjusted	$1,166,761	39.0%	$ 438,705	99.8%	$ 420,609	21.6%	$2,026,075	37.7%

	Year Ended December 31, 2024							
	Contract talent solutions		Permanent placement talent solutions		Protiviti		Total	
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Gross Margin								
As Reported	$1,316,524	39.2%	$ 486,219	99.8%	$ 444,487	22.8%	$2,247,230	38.8%
Adjustments (1)	—	—	—	—	18,763	0.9%	18,763	0.3%
As Adjusted	$1,316,524	39.2%	$ 486,219	99.8%	$ 463,250	23.7%	$2,265,993	39.1%

(1) Changes in the Company's deferred compensation obligations related to Protiviti operations are included in costs of services, while the related investment income is presented separately. The non-GAAP financial adjustments shown in the table above are to reclassify investment income from investments held in employee deferred compensation trusts to the same line item that includes the corresponding change in obligation. These adjustments have no impact on income before income taxes.

Selling, General and Administrative Expenses. The Company's selling, general and administrative expenses consist primarily of staff compensation, advertising, variable overhead, depreciation and occupancy costs. The Company's reported selling, general and administrative expenses were $1.93 billion for the year ended December 31, 2025, down 4.0% from $2.01 billion for the year ended December 31, 2024. As a percentage of revenues, reported selling, general and administrative expenses were 35.8% in 2025, up from 34.6% in 2024. The Company's adjusted selling, general and administrative expenses were $1.84 billion for the year ended December 31, 2025, down 4.5% from $1.93 billion in 2024. As a percentage of revenues, adjusted selling, general and administrative expenses were 34.3% in 2025, up from 33.3% in 2024. Contributing factors for each reportable segment are discussed below in further detail.

Selling, general and administrative expenses for contract talent solutions, on an as-reported basis, were $1.19 billion for the year ended December 31, 2025, decreasing 4.9% from $1.25 billion the year ended December 31, 2024. As a percentage of revenues, reported selling, general and administrative expenses for contract talent solutions were 39.9% in 2025, up from 37.3% in 2024. As a percentage of revenues, adjusted selling, general and administrative expenses for contract talent solutions were 37.4% in 2025, up from 35.3% in 2024, due primarily to negative leverage as revenues decreased as a result of economic conditions.

Selling, general and administrative expenses for permanent placement talent solutions were $426 million for the year ended December 31, 2025, decreasing by 5.2% from $449 million for the year ended December 31, 2024. As a percentage of revenues, reported selling, general and administrative expenses for permanent placement talent solutions services were 96.9% in 2025, up from 92.1% in 2024. As a percentage of revenues, adjusted selling, general and administrative expenses for permanent placement talent solutions were 94.9% in 2025, up from 90.3% in 2024, due primarily to negative leverage as revenues decreased as a result of economic conditions.

Selling, general and administrative expenses for Protiviti were $308 million for the year ended December 31, 2025, increasing by 1.3% from $304 million for the year ended December 31, 2024. As a percentage of revenues, selling, general and administrative expenses for Protiviti were 15.8% in 2025, up from 15.6% in 2024.

The Company's selling, general and administrative expenses by reportable segment are summarized as follows (in thousands):

	Year Ended December 31,				Relationships			
	As Reported		As Adjusted		As Reported		As Adjusted	
	2025	2024	2025	2024	2025	2024	2025	2024
Selling, General and Administrative Expenses								
Contract talent solutions	$1,191,837	$1,252,588	$1,118,140	$1,186,006	39.9%	37.3%	37.4%	35.3%
Permanent placement talent solutions	425,774	448,901	417,141	440,167	96.9%	92.1%	94.9%	90.3%
Protiviti	308,241	304,267	308,241	304,267	15.8%	15.6%	15.8%	15.6%
Total	$1,925,852	$2,005,756	$1,843,522	$1,930,440	35.8%	34.6%	34.3%	33.3%

The following tables provide reconciliations of the non-GAAP selling, general and administrative expenses to reported selling, general and administrative expenses for the years ended December 31, 2025, and 2024 (in thousands):

| | Year Ended December 31, 2025 | | | | | | | |
| | Contract talent solutions | | Permanent placement talent solutions | | Protiviti | | Total | |
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Selling, General and Administrative Expenses								
As Reported	$1,191,837	39.9%	$ 425,774	96.9%	$ 308,241	15.8%	$1,925,852	35.8%
Adjustments (1)	(73,697)	(2.5%)	(8,633)	(2.0%)	—	—	(82,330)	(1.5%)
As Adjusted	$1,118,140	37.4%	$ 417,141	94.9%	$ 308,241	15.8%	$1,843,522	34.3%

| | Year Ended December 31, 2024 | | | | | | | |
| | Contract talent solutions | | Permanent placement talent solutions | | Protiviti | | Total | |
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Selling, General and Administrative Expenses								
As Reported	$1,252,588	37.3%	$ 448,901	92.1%	$ 304,267	15.6%	$2,005,756	34.6%
Adjustments (1)	(66,582)	(2.0%)	(8,734)	(1.8%)	—	—	(75,316)	(1.3%)
As Adjusted	$1,186,006	35.3%	$ 440,167	90.3%	$ 304,267	15.6%	$1,930,440	33.3%

(1) Changes in the Company's employee deferred compensation plan obligations related to talent solutions operations are included in selling, general and administrative expenses, while the related investment income is presented separately. The non-GAAP financial adjustments shown in the table above are to reclassify investment income from investments held in employee deferred compensation trusts to the same line item that includes the corresponding change in obligation. These adjustments have no impact on income before income taxes.

Operating Income   The Company's operating income consists of gross margin less selling, general and administrative expenses. The Company's reported operating income was $76 million for the year ended December 31, 2025, down 68.3% compared to $241 million for the year ended December 31, 2024. As a percentage of revenues, reported operating income was 1.4% for the year ended December 31, 2025, down from 4.2% for the year ended December 31, 2024. The Company's adjusted operating income was $183 million for the year ended December 31, 2025, down 45.6% from $336 million for the year ended December 31, 2024. As a percentage of revenues, adjusted operating income was 3.4% for the year ended December 31, 2025, down from 5.8% for the year ended December 31, 2024. Since operating income is defined as gross margin less selling, general and administrative expenses, the year over year change is explained by factors previously discussed.

The Company's operating income (loss) by reporting segment is summarized as follows (in thousands):

| | Year Ended December 31, | | | | Relationships | | | |
| | As Reported | | As Adjusted | | As Reported | | As Adjusted | |
	2025	2024	2025	2024	2025	2024	2025	2024
Operating Income (Loss)								
Contract talent solutions	$ (25,076)	$ 63,936	$ 48,621	$ 130,518	(0.8%)	1.9%	1.6%	3.9%
Permanent placement talent solutions	12,931	37,318	21,564	46,052	2.9%	7.7%	4.9%	9.5%
Protiviti	88,606	140,220	112,368	158,983	4.5%	7.2%	5.8%	8.1%
Total	$ 76,461	$ 241,474	$ 182,553	$ 335,553	1.4%	4.2%	3.4%	5.8%

The following tables provide reconciliations of the non-GAAP adjusted operating income to reported operating income (loss) for the years ended December 31, 2025, and 2024:

	Contract talent solutions		Permanent placement talent solutions		Protiviti		Total	
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Operating Income (Loss)								
As Reported	$ (25,076)	(0.8%)	$ 12,931	2.9%	$ 88,606	4.5%	$ 76,461	1.4%
Adjustments (1)	73,697	2.4%	8,633	2.0%	23,762	1.3%	106,092	2.0%
As Adjusted	$ 48,621	1.6%	$ 21,564	4.9%	$ 112,368	5.8%	$ 182,553	3.4%

Year Ended December 31, 2025

	Contract talent solutions		Permanent placement talent solutions		Protiviti		Total	
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Operating Income								
As Reported	$ 63,936	1.9%	$ 37,318	7.7%	$ 140,220	7.2%	$ 241,474	4.2%
Adjustments (1)	66,582	2.0%	8,734	1.8%	18,763	0.9%	94,079	1.6%
As Adjusted	$ 130,518	3.9%	$ 46,052	9.5%	$ 158,983	8.1%	$ 335,553	5.8%

Year Ended December 31, 2024

(1) Changes in the Company's employee deferred compensation plan obligations related to talent solutions operations are included in operating income (loss). The non-GAAP financial adjustments shown in the table above are to reclassify investment income from investments held in employee deferred compensation trusts to the same line item that includes the corresponding change in obligation. These adjustments have no impact on income before income taxes.

Income from Investments Held in Employee Deferred Compensation Trusts. Under the Company's employee deferred compensation plans, employees direct the investment of their account balances and the Company invests amounts held in the associated investment trusts consistent with these directions. As realized and unrealized investment gains and losses occur, the Company's employee deferred compensation plan obligations change and adjustments are recorded in selling, general and administrative expenses, or in the case of Protiviti, costs of services. The value of the related investment trust assets also changes by the equal and offsetting amount, leaving no net costs to the Company, and therefore no effect on reported net income. The Company's income from investments held in employee deferred compensation trusts consists primarily of unrealized and realized gains and losses and dividend income from trust investments and is presented separately on the Consolidated Statements of Operations. The Company's income from investments held in employee deferred compensation trusts was $106 million and $94 million for the years ended December 31, 2025, and 2024, respectively. The income from trust investments was due to positive market returns during 2025.

Provision for income taxes. The provision for income taxes was 31.6% and 29.7% for the years ended December 31, 2025, and 2024, respectively. The higher tax rate for 2025 can be attributed to an increased impact of nondeductible expenses and fewer tax credits.

On July 4, 2025, the United States enacted tax reform legislation through the One Big Beautiful Bill Act (the "Tax Act"). Included in this legislation are provisions that allow for the immediate expensing of domestic United States research and development expenses, immediate expensing of certain capital expenditures, and other changes to the U.S. taxation of profits derived from foreign operations. The Tax Act did not have a material impact on income tax expense for the year ended December 31, 2025.

Years ended December 31, 2024, and 2023

A discussion of changes regarding the Company's financial condition and results of operations for the year ended December 31, 2024, compared to the year ended December 31, 2023, can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 13, 2025, which is available free of charge on the SEC's website at www.sec.gov and at www.roberthalf.com/investor-center.

Liquidity and Capital Resources

The change in the Company's liquidity during the years ended December 31, 2025, and 2024, is primarily the net effect of funds generated by operations and the funds used for capital expenditures, investments in employee deferred compensation trusts net of redemptions from employee deferred compensation trusts, repurchases of common stock, and payments of dividends.

Cash and cash equivalents were $464 million and $538 million at December 31, 2025, and 2024, respectively. Operating activities provided $320 million during the year ended December 31, 2025, offset by $86 million and $330 million of net cash used in investing activities and financing activities, respectively. Operating activities provided $410 million during the year ended December 31, 2024, offset by $87 million and $496 million of net cash used in investing and financing activities, respectively. Fluctuations in foreign currency exchange rates had the effect of increasing reported cash and cash equivalents by $22 million during the year ended December 31, 2025, compared to a decrease of $21 million in 2024.

Operating activities—Net cash provided by operating activities for the year ended December 31, 2025, was $320 million. This was composed of net income of $133 million, adjusted upward for non-cash items of $88 million, and cash provided by changes in working capital of $99 million. Net cash provided by operating activities for the year ended December 31, 2024, was $410 million. This was composed of net income of $252 million, adjusted upward for non-cash items of $68 million, and cash provided by changes in working capital of $90 million.

Investing activities—Cash used in investing activities for the year ended December 31, 2025, was $86 million. This was composed of capital expenditures of $53 million, investments in employee deferred compensation trusts of $80 million, and payments for acquisitions of $11 million, partially offset by proceeds from employee deferred compensation trust redemptions of $58 million. Cash used in investing activities for the year ended December 31, 2024, was $87 million. This was composed of capital expenditures of $56 million, and investments in employee deferred compensation trusts of $69 million, partially offset by proceeds from employee deferred compensation trust redemptions of $38 million.

Capital expenditures, including $29 million related to cloud computing implementations, in 2025 totaled $82 million, approximately 65% of which represented investments in software initiatives and technology infrastructure, both of which are important to the Company's sustainability and future growth opportunities. Capital expenditures for cloud computing arrangements are included in cash flows from operating activities on the Company's Consolidated Statements of Cash Flows. Capital expenditures included amounts spent on tenant improvements and furniture and equipment in the Company's leased offices. The Company currently expects 2026 capitalized expenditures will range from $70 million to $90 million, of which $45 million to $60 million relates to software initiatives and technology infrastructure, including capitalized costs relating to the implementation of cloud computing arrangements.

Financing activities—Cash used in financing activities for the year ended December 31, 2025, was $330 million. This included repurchases of $92 million in common stock and $238 million in dividends paid to stockholders. Cash used in financing activities for the year ended December 31, 2024, was $496 million. This included repurchases of $276 million in common stock and $220 million in dividends paid to stockholders.

As of December 31, 2025, the Company is authorized to repurchase, from time to time, up to 5.6 million additional shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. During the years ended December 31, 2025, and 2024, the Company repurchased 1.7 million shares, at a cost of $80 million, and 3.5 million shares, at a cost of $249 million, on the open market, respectively. Additional stock repurchases were made in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of applicable statutory withholding taxes. During the years ended December 31, 2025, and 2024, such repurchases totaled 0.2 million shares, at a cost of $11 million, and 0.3 million shares, at a cost of $23 million, respectively. Repurchases of shares have been funded with cash generated from operations and from cash reserves.

The Company's working capital as of December 31, 2025, included $464 million in cash and cash equivalents and $748 million in net accounts receivable, both of which will be a significant source of ongoing liquidity and financial resilience. The Company expects that internally generated cash will be sufficient to support the working capital needs of the Company, the Company's fixed payments, dividends, and other obligations on both a short-term and long-term basis.

There is limited visibility into future cash flows as the Company's revenues and net income are largely dependent on macroeconomic conditions. The Company's variable direct costs related to its contract talent solutions business will largely fluctuate in relation to its revenues.

On May 28, 2025, the Company entered into a $100.0 million credit agreement (the "2025 Credit Agreement") which matures in May 2030. Borrowings under the 2025 Credit Agreement will bear interest in accordance with the terms of the borrowing, which typically will be calculated according to the adjusted term Secured Overnight Financing Rate ("SOFR"), or an alternative base rate, plus an applicable margin. The 2025 Credit Agreement is subject to certain financial covenants, and the Company was in compliance with these covenants as of December 31, 2025. The Company had no borrowings under the Credit Agreement as of December 31, 2025, and maintained $10.1 million in standby letters of credit to satisfy workers' compensation insurer's collateral requirements.

In connection with entering into the 2025 Credit Agreement, the Company terminated its prior Credit Agreement dated May 11, 2020 (as amended from time to time, the "2020 Credit Agreement"). At the time of termination, the 2020 Credit Agreement provided for up to $100 million of borrowings and the Company had no outstanding borrowings. There were no early termination fees associated with the Company's termination of the 2020 Credit Agreement. There were no borrowings outstanding under the 2020 Credit Agreement as of December 31, 2025.

On February 12, 2026, the Company announced a quarterly dividend of $0.59 per share to be paid to all shareholders of record as of February 25, 2026. The dividend will be paid on March 13, 2026.

Material Cash Requirements from Contractual Obligations

Leases. As of December 31, 2025, the Company reported current and long-term operating lease liabilities of $70 million and $176 million, respectively. These balances consist of the minimum rental commitments for 2026 and thereafter, discounted to reflect the Company's cost of borrowing, under noncancelable lease contracts executed as of December 31, 2025.

The majority of these leases are for real estate. In the event the Company vacates a location prior to the end of the lease term, the Company may be obliged to continue making lease payments. For further information, see Note F—"Leases" to the Company's Consolidated Financial Statements included under Part II—Item 8 of this report.

Purchase Obligations. As of December 31, 2025, the Company's contractual purchase obligations were $221 million, primarily related to software subscriptions, services, telecom services and software maintenance agreements. Of this amount, $127 million is expected to be paid within the next 12 months. These purchase obligations are incurred during the normal course of business.

Employee Deferred Compensation Plan. As of December 31, 2025, the Company reported employee deferred compensation plan obligations of $772 million in its accompanying Consolidated Statements of Financial Position. The balances are due to employees based upon elections they make at the time of deferring their funds. The timing of these payments may change based upon factors including termination of the Company's employment arrangement with a participant. These obligations are funded through contributions to investment trusts, whose assets as of December 31, 2025, exceeded the obligations. Assets of these plans are held by an independent trustee for the sole benefit of participating employees and consist of money market funds and mutual funds. For further information, see Note J—"Employee Deferred Compensation Plans" to the Company's Consolidated Financial Statements included under Part II—Item 8 of this report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Because a portion of the Company's net revenues is derived from its operations outside the U.S. and is denominated in local currencies, the Company is exposed to the impact of foreign currency fluctuations. The Company's exposure to foreign currency exchange rates relates primarily to the Company's foreign subsidiaries. Exchange rates impact the U.S. dollar value of the Company's reported revenues, expenses, earnings, assets and liabilities.

For the year ended December 31, 2025, approximately 22.4% of the Company's revenues were generated outside of the U.S. These operations transact business in their functional currency, which is the same as their local currency. As a result, fluctuations in the value of foreign currencies against the U.S. dollar, particularly the Australian dollar, Brazilian real, British pound, Canadian dollar and Euro, have an impact on the Company's reported results. Under GAAP, revenues and expenses denominated in foreign currencies are translated into U.S. dollars at the monthly average exchange rates prevailing during the period. Consequently, as the value of the U.S. dollar changes relative to the currencies of the Company's international markets, the Company's reported results vary.

During 2025, the U.S. dollar fluctuated, weakening against the British pound and Euro, and strengthening against the Australian dollar, Brazilian real and Canadian dollar compared to one year ago. Foreign currency exchange rates had the effect of increasing reported revenues by $19.9 million, or 0.3%, for the year ended December 31, 2025, compared to 2024. The fluctuation of the U.S. dollar also affected the reported level of expenses incurred in the Company's international operations. Because substantially all the Company's international operations generated revenues and incurred expenses within the same country and currency, the effect of higher reported revenues is largely offset by the increase in reported operating expenses. Reported net income was $1.1 million, or 0.5%, lower for the year ended December 31, 2025, compared to 2024 due to the effect of currency exchange rates.

For the one month ended January 31, 2026, the U.S. dollar has weakened against the Australian dollar, Brazilian real, British pound, Canadian dollar and Euro since December 31, 2025. If foreign currency exchange rates were to remain at January 2026 levels throughout 2026, the currency impact on the Company's full-year reported revenues would be favorable, offset by an unfavorable impact on operating expenses. These results will likely have an immaterial impact on reported net income.

Fluctuations in foreign currency exchange rates impact the U.S. dollar amount of the Company's stockholders' equity. The assets and liabilities of the Company's international subsidiaries are translated into U.S. dollars at the exchange rates in effect at period end. The resulting translation adjustments are recorded in stockholders' equity as a component of accumulated other comprehensive loss. Although currency fluctuations impact the Company's reported results and shareholders' equity, such fluctuations generally do not affect cash flow or result in actual economic gains or losses. The Company generally has few cross-border transfers of funds, which consist of dividends from the Company's foreign subsidiaries and transfers to and from the U.S. related to intercompany working capital requirements.

Item 8. Financial Statements and Supplementary Data

ROBERT HALF INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands, except share amounts)

	December 31,	
	2025	**2024**
ASSETS		
Cash and cash equivalents	$ 464,435	$ 537,583
Accounts receivable, net	748,457	772,285
Employee deferred compensation trust assets	773,938	673,240
Other current assets	132,192	146,314
Total current assets	2,119,022	2,129,422
Property and equipment, net	128,814	119,564
Right-of-use assets	203,050	198,384
Goodwill	251,469	237,180
Noncurrent deferred income taxes	134,317	158,120
Other noncurrent assets	19,604	11,735
Total assets	$ 2,856,276	$ 2,854,405
LIABILITIES		
Accounts payable and accrued expenses	$ 159,418	$ 166,955
Accrued payroll and benefit costs	382,020	372,785
Employee deferred compensation plan obligations	771,630	678,403
Income taxes payable	1,644	2,977
Current operating lease liabilities	69,794	64,619
Total current liabilities	1,384,506	1,285,739
Noncurrent operating lease liabilities	175,744	168,900
Other noncurrent liabilities	20,169	21,763
Total liabilities	1,580,419	1,476,402
Commitments and Contingencies (Note L)		
STOCKHOLDERS' EQUITY		
Preferred stock, $0.001 par value; authorized 5,000,000 shares; none issued	—	—
Common stock, $0.001 par value; authorized 260,000,000 shares; issued and outstanding 101,140,684 and 102,199,470 shares	101	102
Additional paid-in capital	1,304,939	1,418,150
Accumulated other comprehensive loss	(29,183)	(65,138)
Retained earnings	—	24,889
Total stockholders' equity	1,275,857	1,378,003
Total liabilities and stockholders' equity	$ 2,856,276	$ 2,854,405

The accompanying Notes to Consolidated Financial Statements
are an integral part of these financial statements.

ROBERT HALF INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

		Year Ended December 31,	
	2025	**2024**	**2023**
Service revenues	$ 5,378,506	$ 5,795,837	$ 6,392,517
Costs of services	3,376,193	3,548,607	3,817,513
Gross margin	2,002,313	2,247,230	2,575,004
Selling, general and administrative expenses	1,925,852	2,005,756	2,110,414
Operating income	76,461	241,474	464,590
Income from investments held in employee deferred compensation trusts (which is completely offset by related costs and expenses - Note A)	(106,092)	(94,079)	(88,020)
Interest income, net	(11,799)	(22,118)	(23,973)
Income before income taxes	194,352	357,671	576,583
Provision for income taxes	61,362	106,073	165,437
Net income	$ 132,990	$ 251,598	$ 411,146
Net income per share:			
Basic	$ 1.33	$ 2.45	$ 3.90
Diluted	$ 1.33	$ 2.44	$ 3.88
Weighted average shares:			
Basic	100,116	102,661	105,530
Diluted	100,312	103,028	106,074
Dividends declared per share	$ 2.36	$ 2.12	$ 1.92

The accompanying Notes to Consolidated Financial Statements
are an integral part of these financial statements.

ROBERT HALF INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
COMPREHENSIVE INCOME (LOSS):			
Net income	$ 132,990	$ 251,598	$ 411,146
Other comprehensive income (loss):			
Foreign currency translation adjustments, net of tax	32,958	(32,910)	11,184
Foreign defined benefit plan adjustments, net of tax	2,997	398	(187)
Total other comprehensive income (loss)	35,955	(32,512)	10,997
Total comprehensive income (loss)	$ 168,945	$ 219,086	$ 422,143

The accompanying Notes to Consolidated Financial Statements
are an integral part of these financial statements.

ROBERT HALF INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except per share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
	Shares	Par Value				
Balance at December 31, 2022	107,698	$ 108	$ 1,293,565	$ (43,623)	$ 318,508	$1,568,558
Net income	—	—	—	—	411,146	411,146
Other comprehensive income (loss)	—	—	—	10,997	—	10,997
Dividends declared ($1.92 per share)	—	—	—	—	(206,043)	(206,043)
Net issuances of restricted stock	889	1	(1)	—	—	—
Stock-based compensation	—	—	61,139	—	—	61,139
Repurchases of common stock	(3,378)	(4)	—	—	(257,442)	(257,446)
Balance at December 31, 2023	105,209	$ 105	$ 1,354,703	$ (32,626)	$ 266,169	$1,588,351
Net income	—	—	—	—	251,598	251,598
Other comprehensive income (loss)	—	—	—	(32,512)	—	(32,512)
Dividends declared ($2.12 per share)	—	—	—	—	(221,051)	(221,051)
Net issuances of restricted stock	794	1	(1)	—	—	—
Stock-based compensation	—	—	63,448	—	—	63,448
Repurchases of common stock	(3,804)	(4)	—	—	(271,827)	(271,831)
Balance at December 31, 2024	102,199	$ 102	$ 1,418,150	$ (65,138)	$ 24,889	$1,378,003
Net income	—	—	—	—	132,990	132,990
Other comprehensive income (loss)	—	—	—	35,955	—	35,955
Dividends declared ($2.36 per share)	—	—	(164,721)	—	(75,220)	(239,941)
Net issuances of restricted stock	837	1	(1)	—	—	—
Stock-based compensation	—	—	59,416	—	—	59,416
Repurchases of common stock	(1,895)	(2)	(7,905)	—	(82,659)	(90,566)
Balance at December 31, 2025	101,141	$ 101	$ 1,304,939	$ (29,183)	$ —	$1,275,857

The accompanying Notes to Consolidated Financial Statements
are an integral part of these financial statements.

ROBERT HALF INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 132,990	$ 251,598	$ 411,146
Adjustments to reconcile net income to net cash provided by operating activities:			
Allowance for credit losses	3,151	5,286	8,752
Depreciation	50,031	52,053	51,364
Amortization of cloud computing implementation costs	29,722	36,045	44,720
Amortization of intangible assets	1,873	1,217	2,883
Realized and unrealized gains from investments held in employee deferred compensation trusts	(78,871)	(71,656)	(72,971)
Stock-based compensation	59,416	63,448	61,139
Deferred income taxes	22,847	(17,936)	(16,568)
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	45,797	66,954	156,269
Capitalized cloud computing implementation costs	(28,522)	(29,210)	(34,895)
Accounts payable and accrued expenses	(15,220)	16,047	(14,698)
Accrued payroll and benefit cost	(1,829)	(32,963)	(61,725)
Employee deferred compensation plan obligations	93,227	105,490	98,802
Income taxes payable	(1,394)	(20,960)	10,721
Other assets and liabilities, net	6,747	(14,944)	(8,058)
Net cash flows provided by operating activities	319,965	410,469	636,881
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(53,155)	(56,318)	(45,874)
Investments in employee deferred compensation trusts	(80,078)	(69,237)	(102,969)
Proceeds from employee deferred compensation trust redemptions	58,251	38,700	37,628
Payments for acquisitions, net of cash acquired	(10,722)	(264)	(1,035)
Net cash flows used in investing activities	(85,704)	(87,119)	(112,250)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repurchases of common stock	(92,093)	(276,032)	(254,625)
Dividends paid	(238,220)	(220,409)	(205,910)
Net cash flows used in financing activities	(330,313)	(496,441)	(460,535)
Effect of exchange rate fluctuations	22,904	(21,066)	9,018
Change in cash and cash equivalents	(73,148)	(194,157)	73,114
Cash and cash equivalents at beginning of period	537,583	731,740	658,626
Cash and cash equivalents at end of period	$ 464,435	$ 537,583	$ 731,740
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 225	$ 272	$ 315
Income taxes, net of refunds	$ 41,633	$ 143,615	$ 168,488
Non-cash items:			
Repurchases of common stock awaiting settlement	$ —	$ —	$ 4,394
Fund exchanges within employee deferred compensation trusts	$ 173,845	$ 130,997	$ 114,821
Contingent consideration related to acquisition	$ 2,685	$ —	$ 350

The accompanying Notes to Consolidated Financial Statements
are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A—Summary of Significant Accounting Policies

Nature of Operations. Robert Half Inc. (the "Company") is a specialized talent solutions and business consulting firm, connecting highly skilled job seekers with rewarding opportunities at great companies. *Robert Half*® offers contract talent solutions and permanent placement talent solutions for finance and accounting, technology, marketing and creative, legal, and administrative and customer support, and provides executive search services. Robert Half is also the parent company of *Protiviti*®, a global consulting firm that delivers internal audit, risk, business and technology consulting solutions.

The Company operates in North America, South America, Europe, Asia and Australia. The Company is a Delaware corporation.

Basis of Presentation. The Consolidated Financial Statements ("Financial Statements") of the Company are prepared in conformity with accounting principles generally accepted ("GAAP") in the United States of America ("U.S.") and the rules of the Securities and Exchange Commission ("SEC"). Certain reclassifications have been made to prior years' consolidated financial statements to conform to the 2024 presentation.

Principles of Consolidation. The Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. As of December 31, 2025, such estimates include allowances for credit losses, variable consideration, workers' compensation losses, accrued medical expenses, income and other taxes, and assumptions used in the Company's goodwill impairment assessment and in the valuation of stock grants subject to market conditions. Actual results and outcomes may differ from management's estimates and assumptions.

Service Revenues. The Company derives its revenues from three segments: contract talent solutions, permanent placement talent solutions, and Protiviti. Revenues are recognized when promised goods or services are delivered to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. See Note C—"Revenue Recognition" for further discussion of the revenue recognition accounting policy.

Costs of Services. Direct costs of contract talent solutions consist of payroll, payroll taxes and benefit costs for the Company's engagement professionals, as well as reimbursable expenses. Direct costs of permanent placement talent solutions consist of reimbursable expenses. Protiviti direct costs of services include professional staff payroll, payroll taxes and benefit costs, as well as reimbursable expenses.

Advertising Costs. The Company expenses all advertising costs as incurred. Advertising costs were $46.1 million, $53.9 million and $54.8 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Income from Investments Held in Employee Deferred Compensation Trusts. Under the Company's employee deferred compensation plans, employees direct the investment of their account balances, and the Company invests amounts held in the associated investment trusts consistent with these directions. As realized and unrealized investment gains and losses occur, the Company's employee deferred compensation plan obligations change and adjustments are recorded in selling, general and administrative expenses or, in the case of Protiviti, costs of services. The value of the related investment trust assets also changes by an equal and offsetting amount, leaving no net cost to the Company, and therefore no effect on reported net income. The Company's income from investments held in employee deferred compensation trusts consists of unrealized and realized gains and losses, and dividend income from trust investments and is presented separately on the Consolidated Statements of Operations.

The following table presents the Company's income from investments held in employee deferred compensation trusts (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Dividend income	$ (27,221)	$ (22,423)	$ (15,049)
Realized and unrealized gains	(78,871)	(71,656)	(72,971)
Income from investments held in employee deferred compensation trusts (which is completely offset by related costs and expenses)	$ (106,092)	$ (94,079)	$ (88,020)

The following table presents the Company's increase in employee deferred compensation costs and expense related to changes in the fair value of trust assets for its nonqualified employee deferred compensation plans (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Increase in employee deferred compensation costs and expense related to changes in the fair value of trust assets	$ 106,092	$ 94,079	$ 88,020

Comprehensive Income (Loss). Comprehensive income (loss) includes net income and certain other items that are recorded directly to stockholders' equity. The Company's only sources of other comprehensive income (loss) are foreign currency translation and foreign defined benefit plan adjustments.

Cash and Cash Equivalents. The Company considers all highly liquid investments with a maturity at the date of purchase of three months or less as cash equivalents. This includes money market funds that meet the requirements to be treated as cash equivalents. However, money market funds held in investment trusts that are being used as investments to satisfy the Company's obligations under its employee deferred compensation plans are treated as investments and are included in employee deferred compensation trust assets on the Consolidated Statements of Financial Position.

Fair Value of Financial Instruments. Assets and liabilities recorded at fair value are measured and classified in accordance with a three-tier fair value hierarchy based on the observability of the inputs available in the market to measure fair value, summarized as follows:

Level 1: observable inputs for identical assets or liabilities, such as quoted prices in active markets

Level 2: inputs other than the quoted prices in active markets that are observable either directly or indirectly

Level 3: unobservable inputs in which there is little or no market data, which requires management's best estimates and assumptions that market participants would use in pricing the asset or liability

The carrying value of cash and cash equivalents, net accounts receivable, and accounts payable and accrued expenses approximates fair value because of their short-term nature. The Company holds mutual funds and money market funds to satisfy its obligations under its employee deferred compensation plans which are carried at fair value based on quoted market prices in active markets for identical assets (Level 1).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table summarizes the Company's financial instruments by significant category and fair value measurement on a recurring basis (in thousands):

| | Balance at December 31, 2025 | Fair Value Measurements Using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents				
Money market funds	$ 276,809	$ 276,809	—	—
Employee deferred compensation trust assets				
Money market funds	$ 141,760	$ 141,760	—	—
Mutual funds - bonds	44,496	44,496	—	—
Mutual funds - stocks	453,065	453,065	—	—
Mutual funds - blend	134,617	134,617	—	—
Total employee deferred compensation trust assets	$ 773,938	$ 773,938	—	—

| | Balance at December 31, 2024 | Fair Value Measurements Using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents				
Money market funds	$ 293,990	$ 293,990	—	—
Employee deferred compensation trust assets				
Money market funds	$ 125,112	$ 125,112	—	—
Mutual funds - bonds	38,705	38,705	—	—
Mutual funds - stocks	401,751	401,751	—	—
Mutual funds - blend	107,672	107,672	—	—
Total employee deferred compensation trust assets	$ 673,240	$ 673,240	—	—

Certain items, such as goodwill and other intangible assets, are recognized or disclosed at fair value on a non-recurring basis. The Company determines the fair value of these items using Level 3 inputs. There are inherent limitations when estimating the fair value of financial instruments, and the fair values reported are not necessarily indicative of the amounts that would be realized in current market transactions.

Allowance for Credit Losses. The Company is exposed to credit losses resulting from the inability of its customers to make required payments. The Company establishes an allowance for these potential credit losses based on its review of customers' credit profiles, historical loss statistics, prepayments, recoveries, age of customer receivable balances, current business conditions and macroeconomic trends. The Company considers risk characteristics of trade receivables based on asset type and geographical locations to evaluate trade receivables on a collective basis. The Company applies credit loss estimates to these pooled receivables to determine expected credit losses.

The following table sets forth the activity in the allowance for credit losses from December 31, 2023, through December 31, 2025 (in thousands):

	Allowance for Credit Losses
Balance as of December 31, 2023	$ 25,189
Charges to expense	5,286
Deductions	(8,009)
Other, including translation adjustments	(505)
Balance as of December 31, 2024	$ 21,961
Charges to expense	3,151
Deductions	(6,972)
Other, including translation adjustments	1,275
Balance as of December 31, 2025	$ 19,415

Property and Equipment. Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the following useful lives:

Computer hardware	2 to 3 years
Computer software	2 to 5 years
Furniture and equipment	3 to 5 years
Leasehold improvements	Term of lease

Internal-use Software. The Company develops and implements software for internal use to enhance the performance and capabilities of the operating technology infrastructure. Direct costs incurred for the development of internal-use software are capitalized from the time when the completion of the internal-use software is considered probable until the software is ready for use. All other preliminary and planning stage costs are expensed as incurred. Cloud computing implementation costs incurred in hosting arrangements are capitalized and reported as a component of other current assets and other noncurrent assets, while all other capitalized internal-use software development costs are reported as a component of computer software within property and equipment on the Consolidated Statements of Financial Position. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the software, ranging from two to five years.

Leases. The Company determines if a contractual arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, current operating lease liabilities and noncurrent operating lease liabilities on the Consolidated Statements of Financial Position. The Company does not currently have finance leases.

ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the possession date (generally, this is the commencement date) of the lease based on the present value of lease payments over the lease term. The lease payments included in the present value are fixed lease payments and fixed management fees. The operating lease ROU assets include any payments made before the commencement date and exclude lease incentives. As most of the Company's leases do not provide an implicit rate, the Company estimates its collateralized incremental borrowing rate, based on information available at the commencement date, in determining the present value of lease payments. The Company applies the portfolio approach in applying discount rates to its classes of leases. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company does not have any subleases. The Company does not currently have residual value guarantees or restrictive covenants in its leases. The Company has contracts with lease and non-lease components, which are accounted for on a combined basis.

Goodwill and Intangible Assets.   Goodwill and intangible assets primarily consist of the cost of acquired companies in excess of the fair market value of their net tangible assets at the date of acquisition. Identifiable intangible assets are amortized over their lives, typically ranging from two to five years. Goodwill is not amortized, but is tested at least annually for impairment. The Company completed its annual goodwill impairment assessment during the second quarter in each of the years ended December 31, 2025, 2024 and 2023, and determined that no adjustment to the carrying value of goodwill was required. There were no events or changes in circumstances during the six months ended December 31, 2025, that caused the Company to perform an interim impairment assessment.

Income Taxes.   The Company's operations are subject to U.S. federal, state, local and foreign income taxes. In establishing its deferred income tax assets and liabilities and its provision for income taxes, the Company makes judgments and interpretations based on the enacted tax laws that are applicable to its operations in various jurisdictions. Deferred tax assets and liabilities are measured and recorded using current enacted tax rates, which the Company expects will apply to taxable income in the years in which those temporary differences are recovered or settled. The likelihood of a material change in the Company's expected realization of its deferred tax assets is dependent on future taxable income and the effectiveness of its tax planning strategies in the various relevant jurisdictions.

The Company also evaluates the need for valuation allowances to reduce the deferred tax assets to realizable amounts. Management evaluates all positive and negative evidence and uses judgment regarding past and future events, including operating results, to help determine when it is more likely than not that all or some portion of the deferred tax assets may not be realized. When appropriate, a valuation allowance is recorded against deferred tax assets to offset future tax benefits that may not be realized. Valuation allowances of $33.2 million and $26.4 million were recorded as of December 31, 2025, and 2024, respectively. The valuation allowances recorded related primarily to net operating losses in certain international operations. If such losses are ultimately utilized to offset future segment income, the Company will recognize a tax benefit up to the full amount of the valuation reserve.

Previously, the Organization of Economic Cooperation and Development ("OECD"), an international association of many countries including the U.S., introduced a framework to impose a 15% global minimum corporate tax, referred to as Pillar Two, effective for tax years beginning in 2024. On January 5, 2026, the OECD released new guidance establishing the Side-by-Side ("SbS") program under the Pillar Two global minimum tax framework. The SbS program includes a Simplified Effective Tax Rate Safe Harbor, an extended Transitional Country-by-Country Reporting Safe Harbor, and a Substance-based Tax Incentive Safe Harbor. The Company does not expect the SbS guidance to materially affect its tax obligations and will continue to monitor global implementation.

Workers' Compensation.   Except for states which require participation in state-operated insurance funds, the Company retains the economic burden for the first $0.5 million per occurrence in workers' compensation claims. Workers' compensation includes the ongoing medical and indemnity costs for claims filed, which may be paid over numerous years following the date of injury. Claims in excess of $0.5 million are insured. Workers' compensation expense includes the insurance premiums for claims in excess of $0.5 million, claims administration fees charged by the Company's workers' compensation administrator, premiums paid to state-operated insurance funds, and an estimate for the Company's liability for incurred but not reported ("IBNR") claims and for the ongoing development of existing claims.

The reserves for IBNR claims and for the ongoing development of existing claims in each reporting period include estimates. The Company has established reserves for workers' compensation claims using loss development rates which are estimated using periodic third-party actuarial valuations based upon historical loss statistics, which include the Company's historical frequency and severity of workers' compensation claims, and an estimate of future cost trends. While management believes that its assumptions and estimates are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company's future results.

Accrued Medical Expenses.   The Company offers several medical plans to its employees and retains the economic burden for the first $1.0 million per claimant per year in medical claims. Claims in excess of $1.0 million per year per claimant are insured. Medical expense includes the insurance premiums for claims in excess of $1.0 million, claims administration fees, prescription fees and reimbursements, and an estimate for the Company's liability for IBNR claims and for the ongoing development of existing claims. Medical expenses are presented as a component of selling, general and administrative expenses, or in the case of Protiviti, costs of services in the Consolidated Statements of Operations.

The reserves for IBNR claims and for the ongoing development of existing claims in each reporting period include estimates. The Company has established reserves for medical claims using rates which are estimated using periodic third-party actuarial valuations based upon historical loss statistics which include the Company's historical claims data, and an estimate of future claim trends. While management believes that its assumptions and estimates are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company's future results.

Foreign Currency Translation. The reporting currency of the Company and its subsidiaries is the U.S. dollar. The functional currency of the Company's international subsidiaries is their local currency. The results of operations of the Company's international subsidiaries are translated at the monthly average exchange rates prevailing during the period. The financial position of the Company's international subsidiaries is translated at the current exchange rates at the end of the period, and the related translation adjustments are recorded as a component of accumulated other comprehensive loss within Stockholders' Equity. Gains and losses resulting from foreign currency transactions are included as a component of selling, general and administrative expenses in the Consolidated Statements of Operations and have not been material for all periods presented.

Stock-based Compensation. Under various stock plans, officers, employees, and outside directors have received or may receive grants of restricted stock, stock units, stock appreciation rights or options to purchase common stock.

The Company recognizes compensation expense equal to the grant-date fair value for all stock-based payment awards that are expected to vest. This expense is recorded on a straight-line basis over the requisite service period of the entire award. The Company determines the grant-date fair value of its restricted stock and stock unit awards using the fair market value of its stock on the grant date, unless the awards are subject to market conditions, in which case the Company utilizes an option-pricing model (i.e., Monte Carlo simulation model). The Monte Carlo simulation model utilizes multiple input variables to determine the stock-based compensation fair value.

No stock appreciation rights have been granted under the Company's existing stock plans. The Company has not granted any options to purchase common stock since 2006.

Note B—New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

Income Tax Disclosures. In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. Under this ASU, public filers must disclose annually (1) specific categories in the rate reconciliation, and (2) provide additional information for reconciling items that meet a quantitative threshold, if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pretax income by the applicable statutory income tax rate. The new guidance is effective for public filers for annual periods beginning after December 15, 2024. The Company adopted the new guidance for the 2025 Form 10-K annual filing retrospectively, resulting in additional disclosures to the Company's income tax footnote. The impact of the adoption did not effect the Company's operating results, cash flows, or financial position.

Recently Issued Accounting Pronouncements Not Yet Adopted

Income Statement Disclosures. In November 2024, the FASB issued ASU 2024-03, Income Statement, Reporting Comprehensive Income, Expense Disaggregation Disclosures (Subtopic 220-40). This ASU requires disclosure of disaggregated information about specific categories underlying certain income statement expense line items in the notes to the financial statements. This guidance is effective for public filers for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements and related disclosures.

Financial Instruments Credit Losses Disclosures. In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments, Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU provides a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under Accounting Standards Codification 606, Revenue from Contracts with Customers. All entities with this practical expedient are to assume that current conditions as of the balance sheet date do not change for the remaining life of the assets. This guidance is effective for annual periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company has evaluated the impact of the new guidance and determined that the adoption of this standard will not have a material impact on the Company's consolidated financial statements and related disclosures.

Internal-Use Software Disclosures. In September 2025, the FASB issued ASU No. 2025-06, Intangibles, Goodwill and Other, Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The amendments in this ASU will remove all references to software development project stages so that the guidance is neutral to different software development methods. Under the new standard, entities will start capitalizing eligible costs when (1) management has authorized and committed to funding the software project, and (2) it is probable that the project will be completed and the software will be used to perform the function intended. The guidance is effective for annual periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of the standard on its consolidated financial statements and related disclosures.

Note C—Revenue Recognition

The Company derives its revenues from three segments: contract talent solutions, permanent placement talent solutions, and Protiviti. Revenues are recognized when promised goods or services are delivered to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Service revenues, as presented on the Consolidated Statements of Operations, represent services rendered to customers less variable consideration, such as sales adjustments and allowances. Reimbursements, including those related to travel and out-of-pocket expenses, are also included in service revenues, and equivalent amounts of reimbursable expenses are included in costs of services.

Contract talent solutions revenues. Contract talent solutions revenues from contracts with customers are recognized in the amount to which the Company has a right to invoice when the services are rendered by the Company's engagement professionals. The substantial majority of engagement professionals placed on assignment by the Company are the Company's legal employees while they are working on assignments. The Company pays all related costs of employment, including workers' compensation insurance, state and federal unemployment taxes, social security and certain fringe benefits. The Company assumes the risk of acceptability of its employees to its customers.

The Company records contract talent solutions revenue on a gross basis as a principal versus on a net basis as an agent in the presentation of revenues and expenses. The Company has concluded that gross reporting is appropriate because the Company (i) has the risk of identifying and hiring qualified employees, (ii) has the discretion to select the employees and establish their price and duties, and (iii) bears the risk for services that are not fully paid for by customers. Fees paid to time management or vendor management service providers selected by clients are recorded as a reduction of revenues, as the Company is not the primary obligor with respect to those services.

Permanent placement talent solutions revenues. Permanent placement talent solutions revenues from contracts with customers are primarily recognized when employment candidates accept offers of permanent employment. The Company has a substantial history of estimating the financial impact of permanent placement candidates who do not remain with its clients through the 90-day guarantee period. These amounts are established based primarily on historical data and are recorded as liabilities. Fees to clients are generally calculated as a percentage of the new employee's annual compensation. No fees for permanent placement talent solutions services are charged to employment candidates.

Protiviti revenues. Protiviti's consulting services are generally provided on a time-and-material basis, fixed-fee basis or unit basis. Revenues earned under time-and-material arrangements and fixed-fee arrangements are recognized using a proportional performance method. Revenue is measured using cost incurred relative to total estimated cost for the engagement to measure progress towards satisfying the Company's performance obligations. Cost incurred represents work performed and thereby best depicts the transfer of control to the customer. Protiviti's consulting services generally contain one or more performance obligation(s) which are satisfied over a period of time. Revenues are recognized over time as the performance obligations are satisfied, because the services provided do not have any alternative use to the Company, and contracts generally include language giving the Company an enforceable right to payment for services provided to date. Unit-based revenues are recognized when the service has transferred to the customer. Revenue is recognized based on unit price multiplied by the number of units delivered and based on specific terms outlined in contracts.

The Company periodically evaluates the need to provide for any losses on these projects, and losses are recognized when it is probable that a loss will be incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table presents the Company's revenues disaggregated by functional specialization and segments (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Contract talent solutions			
Finance and accounting	$ 2,207,152	$ 2,454,119	$ 2,811,093
Administration and customer support	642,939	741,468	816,409
Technology	625,179	634,062	710,156
Elimination of intersegment revenues (a)	(485,187)	(471,777)	(442,326)
Total contract talent solutions	2,990,083	3,357,872	3,895,332
Permanent placement talent solutions	439,500	487,204	567,486
Protiviti	1,948,923	1,950,761	1,929,699
Total service revenues	$ 5,378,506	$ 5,795,837	$ 6,392,517

(a) Service revenues for finance and accounting, administrative and customer support, and technology include intersegment revenues, which represent revenues from services provided to the Company's Protiviti segment in connection with the Company's blended business solutions. Intersegment revenues for each functional specialization are aggregated and then eliminated as a single line.

Payment terms in the Company's contracts vary by the type and location of the Company's customer and the services offered. The term between invoicing and when payment is due is not significant.

Contracts with multiple performance obligations are recognized as performance obligations are delivered, and contract value is allocated based on relative stand-alone selling values of the services and products in the arrangement. As of December 31, 2025, aggregate transaction price allocated to the performance obligations that were unsatisfied for contracts with an expected duration of greater than one year was $172.0 million. Of this amount, $160.2 million is expected to be recognized within the next 12 months. As of December 31, 2024, aggregate transaction price allocated to the performance obligations that were unsatisfied for contracts with an expected duration of greater than one year was $180.1 million.

Contract liabilities are recorded when cash payments are received or due in advance of performance and are reflected in accounts payable and accrued expenses on the Consolidated Statements of Financial Position. The following table sets forth the activity in contract liabilities from December 31, 2023, through December 31, 2025 (in thousands):

	Contract Liabilities
Balance as of December 31, 2023	$ 24,574
Payments in advance of satisfaction of performance obligations	44,138
Revenue recognized	(44,086)
Other, including translation adjustments	(621)
Balance as of December 31, 2024	$ 24,005
Payments in advance of satisfaction of performance obligations	40,677
Revenue recognized	(43,838)
Other, including translation adjustments	1,093
Balance as of December 31, 2025	$ 21,937

Note D—Other Current Assets

Other current assets consisted of the following (in thousands):

	December 31,	
	2025	2024
Prepaid expenses	$ 55,899	$ 64,185
Unamortized cloud computing implementation costs	19,826	28,417
Other	56,467	53,712
Other current assets	$ 132,192	$ 146,314

Note E—Property and Equipment, Net

Property and equipment consisted of the following (in thousands):

	December 31,	
	2025	2024
Computer hardware	$ 107,138	$ 131,059
Computer software	229,595	224,609
Furniture and equipment	95,028	96,288
Leasehold improvements	205,603	200,565
Property and equipment, cost	637,364	652,521
Accumulated depreciation	(508,550)	(532,957)
Property and equipment, net	$ 128,814	$ 119,564

Note F—Leases

The Company has operating leases for corporate and field offices, and certain equipment. The Company's leases have remaining lease terms of less than one year to 11 years, some of which include options to extend the leases for up to seven years, and some of which include options to terminate the leases within one year. Operating lease expense was $79.1 million, $82.5 million and $89.0 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Supplemental cash flow information related to leases consisted of the following (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Cash paid for operating lease liabilities	$ 79,915	$ 91,143	$ 94,633
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 75,613	$ 78,613	$ 91,762

Supplemental balance sheet information related to leases consisted of the following:

	Year Ended December 31,		
	2025	2024	2023
Weighted average remaining lease term for operating leases	4.6 years	4.6 years	4.3 years
Weighted average discount rate for operating leases	4.2%	3.9%	3.2%

Future minimum lease payments under noncancelable leases as of December 31, 2025, were as follows (in thousands):

2026	$	79,286
2027		59,736
2028		44,995
2029		32,942
2030		22,317
Thereafter		34,217
Less: Imputed interest		(27,955)
Present value of operating lease liabilities (a)	$	245,538

(a) Includes current portion of $69.8 million for operating leases.

As of December 31, 2025, the Company had additional future minimum lease obligations totaling $73.0 million under executed operating lease contracts that had not yet commenced. These operating leases include agreements for corporate and field office facilities with lease terms of three years to 11 years.

Note G—Goodwill

The following table sets forth the activity in goodwill from December 31, 2023, through December 31, 2025 (in thousands):

	Goodwill			
	Contract talent solutions	Permanent placement talent solutions	Protiviti	Total
Balance as of December 31, 2023	$ 134,287	$ 26,131	$ 77,552	$ 237,970
Foreign currency translation adjustments	(349)	(68)	(373)	(790)
Balance as of December 31, 2024	$ 133,938	$ 26,063	$ 77,179	$ 237,180
Acquisitions (a)	1,205	235	10,978	12,418
Foreign currency translation adjustments	555	108	1,208	1,871
Balance as of December 31, 2025	$ 135,698	$ 26,406	$ 89,365	$ 251,469

(a) In April 2025, the Company expanded its operations through two acquisitions. These transactions, executed via the Company's wholly owned subsidiaries, resulted in the recognition of $12.4 million in goodwill.

Note H—Other Noncurrent Assets

Other noncurrent assets consisted of the following (in thousands):

	December 31,	
	2025	2024
Unamortized cloud computing implementation costs, noncurrent	$ 17,764	$ 10,517
Other intangible assets, net	1,840	1,218
Other noncurrent assets	$ 19,604	$ 11,735

Note I—Accrued Payroll and Benefit Costs

Accrued payroll and benefit costs consisted of the following (in thousands):

	December 31,	
	2025	2024
Payroll and benefits	$ 333,270	$ 330,803
Payroll taxes	36,366	29,513
Workers' compensation	12,384	12,469
Accrued payroll and benefit costs	$ 382,020	$ 372,785

Note J—Employee Deferred Compensation Plans

The Company provides various qualified defined contribution 401(k) plans covering eligible employees. The plans offer a savings feature with the Company matching employee contributions. Assets of this plan are held by an independent trustee for the sole benefit of participating employees.

Nonqualified plans are provided for employees on a discretionary basis, including those not eligible for the qualified plans. These plans include provisions for salary deferrals and discretionary contributions. The asset value of the nonqualified plans was $773.9 million and $673.2 million as of December 31, 2025, and December 31, 2024, respectively. The Company holds these assets to satisfy the Company's liabilities under its deferred compensation plans. The liability value for the nonqualified plans was $771.6 million and $678.4 million as of December 31, 2025, and December 31, 2024, respectively.

Contribution expenses for the Company's qualified and nonqualified defined contribution plans were $47.0 million, $46.6 million and $42.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company has statutory defined contribution plans and defined benefit plans outside the United States of America, which are not material.

Note K—Income Taxes

The provision for income taxes for the years ended December 31, 2025, 2024 and 2023, consisted of the following (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Current:			
Federal	$ 15,402	$ 76,083	$ 108,825
State	7,884	28,090	38,365
Foreign	14,080	20,400	34,885
Deferred:			
Federal	21,264	(10,674)	(12,276)
State	7,087	(3,838)	(3,990)
Foreign	(4,355)	(3,988)	(372)
	$ 61,362	$ 106,073	$ 165,437

Income before the provision for income taxes for the years ended December 31, 2025, 2024 and 2023, consisted of the following (in thousands):

	Year Ended December 31,		
	2025	2024	2023
U.S.	$ 200,201	$ 332,547	$ 485,291
Foreign	(5,849)	25,124	91,292
	$ 194,352	$ 357,671	$ 576,583

The income taxes shown above varied from the statutory federal income tax rates for these periods as follows (in thousands, except for percentages):

	Year Ended December 31,					
	2025		2024		2023	
	$	%	$	%	$	%
U.S. federal statutory tax rate	$ 40,814	21.0%	$ 75,111	21.0%	$ 121,082	21.0%
State and local income taxes, net of federal tax effect (a)	11,190	5.8	18,137	5.1	27,354	4.7
Foreign tax effects	9,418	4.9	8,695	2.4	14,039	2.4
Effect of cross-border tax laws						
Foreign-derived intangible income	(2,058)	(1.1)	(2,219)	(0.6)	(1,628)	(0.3)
Other	(1,498)	(0.8)	(1,669)	(0.5)	(254)	0.0
Tax credits						
Work opportunity tax credits	(4,850)	(2.5)	(4,110)	(1.1)	(5,121)	(0.9)
Other tax credits	(500)	(0.2)	(500)	(0.1)	(500)	(0.1)
Nontaxable or nondeductible items						
Compensation book/tax differences	4,899	2.5	6,303	1.8	7,734	1.3
Meals & entertainment	3,907	2.0	3,488	1.0	2,791	0.5
Shared based compensation	3,202	1.7	873	0.2	72	0.0
Other	1,250	0.6	1,204	0.3	1,353	0.2
Unrecognized tax benefits	(3,648)	(1.9)	(2,536)	(0.7)	(826)	(0.1)
Other adjustments	(764)	(0.4)	3,296	0.9	(659)	0.0
Effective tax rate	$ 61,362	31.6%	$ 106,073	29.7%	$ 165,437	28.7%

(a) In 2025, state taxes in California, New Jersey, Illinois, Minnesota and New York made up the majority (majority is defined as greater than 50 percent) of the tax effect in this category. In 2024, state taxes in California, Illinois, New Jersey, Minnesota, Texas and New York made up the majority of the tax effect in this category. In 2023, state taxes in California, Illinois, New Jersey, New York and Minnesota made up the majority of the tax effect in this category.

Income taxes paid, net of refunds, for the years ended December 31, 2025, 2024 and 2023, consisted of the following (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Federal	$ 18,000	$ 83,000	$ 100,000
State	13,227	29,546	29,760
Foreign	10,406	31,069	38,728
Income taxes paid, net of refunds	$ 41,633	$ 143,615	$ 168,488

Income taxes paid (net of refunds) exceeded 5 percent of total income tax paid (net of refunds) in the following jurisdictions for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Foreign			
Germany	$ (2,140)	$ 13,579	$ 11,671
Belgium	$ 5,145	*	*
U.S.			
California	$ 2,483	*	*

* Jurisdiction below the threshold for the period presented.

The deferred portion of the tax provision (benefit) for the years ended December 31, 2025, 2024 and 2023, consisted of the following (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Accrued expenses, deducted for tax when paid	$ (22,367)	$ (23,871)	$ (23,456)
Internal-use software and capitalized costs	24,614	(6,677)	(11,054)
Depreciation	1,005	(1,343)	(330)
Unrealized gains from investments held in employee deferred compensation trusts	24,550	16,578	19,139
Other, net	(3,806)	(3,187)	(937)
	$ 23,996	$ (18,500)	$ (16,638)

The components of the deferred income tax amounts at December 31, 2025, and 2024, were as follows (in thousands):

	December 31,	
	2025	2024
Deferred income tax assets		
Employee deferred compensation and other benefit obligations	$ 212,739	$ 189,407
Credits and net operating loss carryforwards	44,568	31,337
Stock-based compensation	8,327	7,440
Allowance for credit losses	4,328	5,909
Workers' compensation	2,259	2,467
Operating lease liabilities	43,204	43,230
Other	15,397	17,082
Total deferred income tax assets	330,822	296,872
Deferred income tax liabilities		
Amortization of intangible assets	(21,470)	(20,816)
Property and equipment basis differences	(26,315)	(757)
Unrealized gains from investments held in employee deferred compensation trusts	(68,260)	(43,709)
Right-of-use assets	(33,648)	(35,213)
Other	(13,616)	(12,230)
Total deferred income tax liabilities	(163,309)	(112,725)
Valuation allowance	(33,216)	(26,417)
Total deferred income tax assets, net	$ 134,297	$ 157,730

Credits and net operating loss carryforwards include tax-effected net operating losses in foreign countries of $42.6 million that expire in 2026 and later, and foreign tax credits of $2.0 million that expire in 2030 and later. Valuation allowances of $31.2 million have been maintained against net operating loss carryforwards and other deferred items in foreign countries. In addition, a valuation allowance of $2.0 million has been maintained against the foreign tax credits.

As of December 31, 2025, the Company's consolidated financial statements provide for any related U.S. tax liability on earnings of international subsidiaries that may be repatriated.

The following table reconciles the total amounts of gross unrecognized tax benefits from January 1, 2023, through December 31, 2025 (in thousands):

	2025	2024	2023
Balance at beginning of period	$ 8,619	$ 11,133	$ 12,260
Gross increases—tax positions in prior years	183	1,085	27
Gross decreases—tax positions in prior years	(4,299)	0	0
Gross increases—tax positions in current year	1,019	902	769
Lapse of statute of limitations	(3)	(4,501)	(1,923)
Balance at end of period	$ 5,519	$ 8,619	$ 11,133

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate is $5.3 million, $8.4 million and $11.1 million for 2025, 2024 and 2023, respectively.

The Company's continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. The total amount of interest and penalties accrued as of December 31, 2025, is $0.9 million, including a $0.5 million decrease recorded in income tax expense during the year. The total amount of interest and penalties accrued as of December 31, 2024, was $1.4 million, including a $0.3 million increase recorded in income tax expense during the year. The total amount of interest and penalties accrued as of December 31, 2023, was $1.0 million, including a $0.4 million increase recorded in income tax expense during the year.

The Company's major income tax jurisdictions are the U.S., Australia, Belgium, Brazil, Canada, Germany and the United Kingdom. For U.S. federal income tax, the Company remains subject to examination for 2022 and subsequent years. For major U.S. states, with few exceptions, the Company remains subject to examination for 2020 and subsequent years. Generally, for foreign countries, the Company remains subject to examination for 2018 and subsequent years. The Company concluded its Internal Revenue Service audit for the fiscal year ended December 31, 2021, and no material changes were identified.

Note L—Commitments and Contingencies

On March 23, 2015, Plaintiff Jessica Gentry, on her own behalf and on behalf of a putative class of allegedly similarly situated individuals, filed a complaint against the Company in the Superior Court of California, San Francisco County, which was subsequently amended on October 23, 2015. The complaint alleges that a putative class of current and former employees of the Company who resided in California, were denied compensation for the time they spent interviewing "for temporary and permanent employment opportunities" as well as performing activities related to the interview process. The class period runs from March 13, 2010, to present. Gentry seeks recovery on her own behalf and on behalf of the putative class in an unspecified amount for this allegedly unpaid compensation. Gentry also seeks recovery of an unspecified amount for the alleged failure of the Company to provide her and the putative class with accurate wage statements. Gentry also seeks an unspecified amount of other damages, attorneys' fees and statutory penalties, including penalties for allegedly not paying all wages due upon separation and civil penalties on behalf of herself and other allegedly "aggrieved employees" as defined by California's Labor Code Private Attorney General Act ("PAGA"). On January 4, 2016, the Court denied a motion by the Company to compel all of Gentry's claims, except the PAGA claim, to individual arbitration. On March 8, 2024, the Court issued an order certifying: (1) a class of California-based temporary employees who attended at least one uncompensated interview with a third-party client at any time since March 13, 2010; (2) a subclass of class members who held a prior temporary job assignment before interviewing for a subsequent assignment; and (3) a subclass of class members who are no longer employed by the Company (i.e., a "waiting time penalties" subclass). The first phase of the trial in the case on the issue of liability as to the Plaintiff and the class commenced on November 3, 2025. Closing arguments were delivered on January 23, 2026, at which hearing the court requested further legal briefs to be delivered February 13, 2026. The Court is permitting Robert Half to file a motion for decertification. . The timing of a liability ruling is not expected until after a case management conference on March 19, 2026. If the Court's order on the liability phase finds in favor of Plaintiff on any of her claims, the case will move on to a second phase of the trial on the calculation of damages later this year. This phase will have its own discovery and its own separate trial. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding and, accordingly, no amounts have been provided in the Company's Financial Statements. The Company believes it has meritorious defenses to the allegations and the Company intends to continue to vigorously defend against the litigation.

On April 6, 2018, Plaintiff Shari Dorff, on her own behalf and on behalf of a putative class of allegedly similarly situated individuals, filed a complaint against the Company in the Superior Court of California, County of Los Angeles. In addition to certain claims individual to Plaintiff Dorff, the complaint alleges that salaried recruiters based in California have been misclassified as exempt employees and seeks an unspecified amount for: unpaid wages resulting from such alleged misclassification; alleged failure to provide a reasonable opportunity to take meal periods and rest breaks; alleged failure to pay wages on a timely basis both during employment and upon separation; alleged failure to comply with California requirements regarding wage statements and record-keeping; and alleged improper denial of expense reimbursement. Plaintiff Dorff also seeks an unspecified amount of other damages, attorneys' fees and penalties, including but not limited to statutory penalties on behalf of herself and other allegedly "aggrieved employees" as defined by PAGA. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding and, accordingly, no amounts have been provided in the Company's Financial Statements. The Company believes it has meritorious defenses to the allegations and the Company intends to continue to vigorously defend against the litigation.

The Company is involved in a number of other lawsuits arising in the ordinary course of business. While management does not expect any of these other matters to have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to certain inherent uncertainties.

Legal costs associated with the resolution of claims, lawsuits and other contingencies are expensed as incurred.

On May 28, 2025, the Company entered into a $100.0 million credit agreement (the "2025 Credit Agreement") which matures in May 2030. Borrowings under the 2025 Credit Agreement will bear interest in accordance with the terms of the borrowing, which typically will be calculated according to the adjusted term Secured Overnight Financing Rate ("SOFR"), plus an applicable margin. The 2025 Credit Agreement is subject to certain financial covenants, and the Company was in compliance with these covenants as of December 31, 2025. As of December 31, 2025, the Company had no borrowings under the Credit Agreement, and maintained $10.1 million in standby letters of credit to satisfy workers' compensation insurer's collateral requirements.

In connection with entering into the 2025 Credit Agreement, the Company terminated its prior Credit Agreement dated May 11, 2020 (as amended from time to time, the "2020 Credit Agreement"). At the time of termination, the 2020 Credit Agreement provided for up to $100 million of borrowings and the Company had no outstanding borrowings. There were no early termination fees associated with the Company's termination of the 2020 Credit Agreement. There were no borrowings outstanding under the 2020 Credit Agreement as of December 31, 2025.

Note M—Stockholders' Equity

Stock Repurchase Program. As of December 31, 2025, the Company is authorized to repurchase, from time to time, up to 5.6 million additional shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. The number and the cost of common stock shares repurchased during the years ended December 31, 2025, 2024 and 2023, are reflected in the following table (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Common stock repurchased (in shares)	1,702	3,507	3,047
Common stock repurchased	$ 79,589	$ 248,437	$ 231,578

Additional stock repurchases were made in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of applicable statutory withholding taxes. The number and the cost of employee stock plan repurchases made during the years ended December 31, 2025, 2024 and 2023, are reflected in the following table (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Repurchases related to employee stock plans (in shares)	193	297	331
Repurchases related to employee stock plans	$ 10,977	$ 23,394	$ 25,868

The repurchased shares are held in treasury and are presented as if constructively retired. Treasury stock is accounted for using the cost method. Treasury stock activity for each of the three years ended December 31, 2025, 2024 and 2023 (consisting of purchase of shares for the treasury) is presented in the Consolidated Statements of Stockholders' Equity.

Dividends. The Company's Board of Directors may, at their discretion, declare and pay cash dividends upon the shares of the Company's stock, either out of the Company's retained earnings or additional paid-in capital. The dividends declared per share were $2.36, $2.12 and $1.92 during the years ended December 31, 2025, 2024 and 2023, respectively.

Repurchases of shares and issuances of dividends are applied first to the extent of retained earnings and any remaining amounts are applied to additional paid-in capital.

Note N—Stock Plans

Under various stock plans, officers, employees and outside directors have received or may receive grants of restricted stock, stock units, stock appreciation rights or options to purchase common stock. Grants have been made at the discretion of the Committees of the Board of Directors. Grants generally vest either on a straight-line basis over four years or on a cliff basis over three years. Shares offered under the plan are authorized but unissued shares.

Recipients of restricted stock do not pay any cash consideration to the Company for the shares and have the right to vote all shares subject to such grant. Restricted stock grants contain forfeitable rights to dividends. Dividends for these grants are accrued on the dividend payment dates but are not paid until the shares vest, and dividends accrued for shares that ultimately do not vest are forfeited. Recipients of stock units do not pay any cash consideration for the units, do not have the right to vote and do not receive dividends with respect to such units.

During the year ended December 31, 2025, the Company granted performance shares to its executives in the form of restricted stock. The shares granted contain (1) a performance condition based on Return on Invested Capital ("ROIC"), and (2) a market condition based on Total Shareholder Return ("TSR"). The ROIC performance condition and the TSR market condition measure the Company's performance against a peer group. Shares will be delivered at the end of a three-year vesting, TSR and ROIC performance period based on the Company's actual performance compared to the peer group. The ROIC performance condition is calculated first and has a range of possible outcomes of zero percent (0%) to one-hundred fifty percent (150%). The TSR condition is considered a modifier of the ROIC performance condition. The range for the TSR condition is seventy-five percent (75%) to one-hundred twenty-five percent (125%). The result calculated by multiplying the ROIC percentage by the TSR percentage is used to calculate the actual number of shares earned. The fair value of this award was determined using a Monte Carlo simulation with the following weighted average assumptions: a historical volatility of 28.3%, a 0% dividend yield, and a risk-free interest rate of 3.9%. The historical volatility was based on the most recent 2.8-year period for the Company and the components of the peer group. The stock price movements have been modeled such that the dividends are incorporated in the returns of each company's stock, therefore the Monte Carlo simulation reflects a 0% dividend yield for each stock. The use of a 0% dividend yield is mathematically equivalent to including the dividends in the calculation of TSR. The risk-free interest rate is equal to the yield, as of the valuation date, of the zero-coupon U.S. Treasury bill that is commensurate with the remaining performance period.

Unrecognized compensation cost is expected to be recognized over the next four years. Total unrecognized compensation cost, net of estimated forfeitures, for restricted stock and stock units was $79.8 million, $90.3 million and $93.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The following table reflects activity under all stock plans from December 31, 2022, through December 31, 2025, and the weighted average exercise prices (in thousands, except per share amounts):

	Non-Executive Officer Time-Based Awards		Performance-Based Awards With Market Conditions	
	Number of Shares/ Units	Weighted Average Grant Date Fair Value	Number of Shares/ Units	Weighted Average Grant Date Fair Value
Outstanding, December 31, 2022	908	$88.74	504	$89.84
Granted	612	$79.98	357	$76.42
Restrictions lapsed	(389)	$77.98	(401)	$66.86
Forfeited	(32)	$86.85	—	—
Outstanding, December 31, 2023	1,099	$87.72	460	$99.47
Granted	533	$79.48	320	$86.03
Restrictions lapsed	(424)	$83.72	(305)	$88.77
Forfeited	(32)	$85.09	—	—
Outstanding, December 31, 2024	1,176	$85.50	475	$97.29
Granted	661	$57.92	280	$59.48
Restrictions lapsed	(404)	$88.16	(128)	$136.28
Forfeited	(66)	$72.46	—	—
Outstanding, December 31, 2025	1,367	$72.02	627	$72.38

The total fair value of shares vested was $30.2 million, $57.3 million and $62.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.

At December 31, 2025, the total number of available shares to grant under the plans (consisting of either restricted stock, stock units, stock appreciation rights or options to purchase common stock) was approximately 1.8 million.

Note O—Net Income Per Share

The calculation of net income per share for the years ended December 31, 2025, 2024 and 2023, is reflected in the following table (in thousands, except per share amounts):

	Year Ended December 31,		
	2025	2024	2023
Net income	$ 132,990	$ 251,598	$ 411,146
Basic:			
Weighted average shares	100,116	102,661	105,530
Diluted:			
Weighted average shares	100,116	102,661	105,530
Dilutive effect of potential common shares	196	367	544
Diluted weighted average shares	100,312	103,028	106,074
Net income per share:			
Basic	$ 1.33	$ 2.45	$ 3.90
Diluted	$ 1.33	$ 2.44	$ 3.88

Potential common shares include the dilutive effect of unvested performance-based restricted stock, restricted stock which contains forfeitable rights to dividends and stock units.

Note P—Business Segments

The Company has three reportable segments: contract talent solutions, permanent placement talent solutions and Protiviti. Operating segments are defined as components of the Company for which separate financial information is evaluated regularly by the chief operating decision maker ("CODM"), a position currently held by the Company's Chief Executive Officer, in deciding how to allocate resources and assess performance. The contract talent solutions reportable segment results from the aggregation of three operating segments with similar economic and qualitative characteristics: finance and accounting, administrative and customer support, and technology. The contract talent solutions and permanent placement talent solutions segments provide specialized engagement professionals and full-time personnel, respectively, for finance and accounting, technology, marketing and creative, legal, and administrative and customer support roles. The Protiviti segment provides business and technology risk consulting and internal audit services.

The CODM uses segment income to evaluate performance and allocate resources to each segment. Segment income excludes interest income, income taxes and the impacts of the income from investments held in employee deferred compensation trusts, along with the related compensation costs and expenses. The CODM considers variances between actual results and expectations as well as historical trends for segment income when making decisions about allocating capital and personnel resources to each segment.

The accounting policies of the segments are set forth in Note A—"Summary of Significant Accounting Policies."

The following tables provide a reconciliation of service revenues and segment income by reportable segment to consolidated results (in thousands):

Contract Talent Solutions	Year Ended December 31,		
	2025	2024	2023
Service revenues[1]	$ 2,990,083	$ 3,357,872	$ 3,895,332
Segment costs of services[2]	1,823,322	2,041,348	2,346,020
Compensation expenses[3]	842,438	884,121	934,024
Other[4]	275,702	301,885	322,473
Segment selling, general and administrative expenses	1,118,140	1,186,006	1,256,497
Segment income	$ 48,621	$ 130,518	$ 292,815

Permanent Placement Talent Solutions	Year Ended December 31,		
	2025	2024	2023
Service revenues[1]	$ 439,500	$ 487,204	$ 567,486
Segment costs of services[2]	795	985	1,105
Compensation expenses[3]	342,245	359,205	405,747
Other[4]	74,896	80,962	85,630
Segment selling, general and administrative expenses	417,141	440,167	491,377
Segment income	$ 21,564	$ 46,052	$ 75,004

Protiviti		Year Ended December 31,	
	2025	**2024**	**2023**
Service revenues[1]	$ 1,948,923	$ 1,950,761	$ 1,929,699
Segment costs of services[2]	1,528,314	1,487,511	1,454,127
Compensation expenses[3]	97,943	93,296	88,337
Other[4]	210,298	210,971	202,444
Segment selling, general and administrative expenses	308,241	304,267	290,781
Segment income	$ 112,368	$ 158,983	$ 184,791

Combined Segment		Year Ended December 31,	
	2025	**2024**	**2023**
Service revenues[1]	$ 5,378,506	$ 5,795,837	$ 6,392,517
Costs of services[2]	3,352,431	3,529,844	3,801,252
Compensation expenses[3]	1,282,626	1,336,622	1,428,108
Other[4]	560,896	593,818	610,547
Selling, general and administrative expenses	1,843,522	1,930,440	2,038,655
Combined segment income	182,553	335,553	552,610
Interest income, net	(11,799)	(22,118)	(23,973)
Income before income taxes	$ 194,352	$ 357,671	$ 576,583

(1) Service revenues presented above are shown net of eliminations of intersegment revenues. Intersegment revenues between the contract talent solutions segment and the Protiviti segment were $485.2 million, $471.8 million and $442.3 million for the years ended December 31, 2025, 2024 and 2023, respectively. Service revenues related to the intersegment activity are reflected in the Protiviti segment.

(2) Segment costs of services consist of direct payroll, payroll taxes and benefit costs, as well as reimbursable expenses. Direct costs related to the intersegment activity are reflected in the Protiviti segment, including the costs of candidate payroll, fringe benefits and incremental recruiter compensation. For further information on costs of services, see Note A —"Summary of Significant Accounting Policies."

(3) Includes payroll and applicable taxes, employee incentive compensation and other employee costs not included in direct costs as noted above.

(4) Other selling, general and administrative expenses is comprised of advertising, as well as other allocated expenses including lease expense, depreciation, cloud computing service costs and overhead costs. These costs are allocated to the individual segments based on an internal allocation method.

The Company operates internationally, with operations in North America, South America, Europe, Asia and Australia. Revenues have been attributed to geographic location based on the location of the legal entity generating revenues. The following table represents service revenues by geographic location (in thousands):

		Year Ended December 31,	
	2025	**2024**	**2023**
Service revenues (a)			
U.S.	$ 4,171,327	$ 4,519,506	$ 4,957,163
International (b)	1,207,179	1,276,331	1,435,354
	$ 5,378,506	$ 5,795,837	$ 6,392,517

(a) No customer accounted for more than 10% of the Company's total service revenues in any year presented.

(b) No country represented more than 10% of revenues in any year presented.

Assets by reportable segment are not presented, as the Company does not allocate assets to its reportable segments, nor is such information used by the CODM for purposes of assessing performance or allocating resources.

The following table represents long-lived assets, net, which includes property, plant and equipment, net, right-of-use assets and noncurrent deferred income taxes, by geographic location (in thousands):

	December 31,	
	2025	2024
Long-lived assets, net		
U.S.	$ 343,056	$ 375,936
International	123,125	100,132
	$ 466,181	$ 476,068

The following table represents depreciation expense by segment (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Depreciation expense			
Contract talent solutions	$ 24,488	$ 26,230	$ 25,803
Permanent placement talent solutions	7,958	8,533	8,786
Protiviti	17,585	17,290	16,775
	$ 50,031	$ 52,053	$ 51,364

Note Q—Subsequent Events

On February 12, 2026, the Company announced the following:

Quarterly dividend per share	$0.59
Declaration date	February 12, 2026
Record date	February 25, 2026
Payment date	March 13, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Robert Half Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the consolidated financial statements, including the related notes, as listed in the index appearing under Item 15(a)(1), and the financial statement schedule listed in the index appearing under Item 15(a)(2), of Robert Half Inc. and its subsidiaries (the "Company") (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Protiviti revenue relating to time-and-material and fixed-fee arrangements

As described in Note C to the consolidated financial statements, the Company recorded service revenue related to Protiviti of $1.95 billion for the year ended December 31, 2025. Protiviti consulting services are generally provided on a time-and-material basis, fixed-fee basis, or unit basis. Revenues earned under time-and-material and fixed-fee arrangements are recognized using a proportional performance method. Revenue is measured using cost incurred relative to the total estimated cost for the engagement to measure progress towards satisfying the Company's performance obligations. Protiviti's consulting services generally contain one or more performance obligation(s) which are satisfied over a period of time.

The principal consideration for our determination that performing procedures relating to Protiviti revenue relating to time-and-material and fixed fee arrangements is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process. These procedures also included, among others (i) testing the Protiviti revenue relating to time-and-material and fixed-fee arrangements recognized for a sample of revenue transactions by obtaining and inspecting the contracts, reporting related to actual costs incurred, and support related to expected costs incurred and (ii) on a sample basis, recomputing the revenue recognized based on the proportional performance method.

/s/ PricewaterhouseCoopers LLP
San Francisco, California
February 13, 2026

We have served as the Company's auditor since 2002.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures. Management, including the Company's President and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting. There have been no changes in the Company's internal controls over financial reporting identified in connection with the evaluation required by Rule 13a-15 of the Securities Exchange Act of 1934 that occurred during the Company's fourth quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, using criteria established in *Internal Control-Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of December 31, 2025.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Item 9B. Other Information

None.

PART III

The information required by Items 10 through 14 of Part III is incorporated by reference from Item 1 of this report and from the Company's Proxy Statement, under the captions *"Directors," "Beneficial Stock Ownership," "Compensation Discussion and Analysis," "Compensation Tables," "Transactions with Related Persons," "The Board and Committees," "Auditor Matters," "Insider Trading Policy,"* and *"Compensation,"* which Proxy Statement will be mailed to stockholders in connection with the registrant's annual meeting of stockholders, which is scheduled to be held in May 2026. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended December 31, 2025.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements

The following consolidated financial statements of the Company and its subsidiaries are included in Item 8 of this report:

	Page(s)
Consolidated Statements of Financial Position at December 31, 2025 and 2024	31
Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023	32
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2025, 2024 and 2023	33
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2025, 2024 and 2023	34
Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023	35
Notes to Consolidated Financial Statements	36
Report of Independent Registered Public Accounting Firm (PCAOB ID 238)	56

2. Financial Statement Schedules

Schedule II — Valuation and Qualifying Accounts for the years ended December 31, 2025, 2024 and 2023	65

Schedules I, III, IV and V have been omitted as they are not applicable.

3. Exhibits

Exhibit No.	Exhibit
3.1	Restated Certificate of Incorporation of Robert Half Inc., incorporated by reference to Exhibit 3.1 to Registrant's Current Report on Form 8-K dated July 17, 2023.
3.2	Amended and Restated By-Laws of Robert Half Inc., incorporated by reference to Exhibit 3.2 to Registrant's Current Report on Form 10-Q dated May 2, 2024.
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
*10.1	Form of Power of Attorney and Indemnification Agreement, incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002.
*10.2	Employment Agreement between the Registrant and Harold M. Messmer, Jr., incorporated by reference to (i) Exhibit 10.(c) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1985(P), (ii) Exhibit 10.2(b) to Registrant's Registration Statement on Form S-1 (No. 33-15171)(P), (iii) Exhibit 10.2(c) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1987(P), (iv) Exhibit 10.2(d) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1988(P), (v) Exhibit 28.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1990(P), (vi) Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1991(P), (vii) Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1993(P), (viii) Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, (ix) Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995, (x) Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, (xi) Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, (xii) Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, (xiii) Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, (xiv) Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, (xv) Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, (xvi) Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, (xvii) Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, (xviii) Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated November 7, 2019, and (xix) Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.
*10.3	Agreement dated as of July 31, 1995, between Registrant and Paul F. Gentzkow, incorporated by reference to Exhibit 10.6 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000.
*10.4	Form of Indemnification Agreement for Directors of the Registrant, incorporated by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1989 and (ii) Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (P).
*10.5	Form of Indemnification Agreement for Executive Officers of Registrant, incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000.
*10.6	Senior Executive Retirement Plan, as amended and restated, effective January 1, 2023, incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.
*10.7	Form of Part-Time Employment Agreement, as amended and restated, incorporated by reference to Exhibit 10.10 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2023.
*10.8	Annual Performance Bonus Plan, as amended and restated effective February 13, 2024, incorporated by reference to Exhibit 10.11 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Exhibit No.	Exhibit
*10.9	Summary of Outside Director Cash Remuneration, incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010.
*10.10	Stock Incentive Plan, as amended and restated, incorporated by reference to Exhibit 10.13 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.
*10.11	Stock Incentive Plan—Form of Stock Option Agreement for Executive Officers, incorporated by reference to Exhibit 99.4 to Registrant's Current Report on Form 8-K dated May 3, 2005.
*10.12	Stock Incentive Plan—Form of Stock Option Agreement for Outside Directors, incorporated by reference to Exhibit 99.6 to Registrant's Current Report on Form 8-K dated May 3, 2005.
*10.13	Stock Incentive Plan—Form of Restricted Share Agreement for Executive Officers effective October 29, 2020, incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020.
*10.14	Stock Incentive Plan—Form of Restricted Share Agreement for Independent Directors effective October 29, 2020, incorporated by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020.
10.15	Credit Agreement, dated as of May 11, 2020, among the Company, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K dated May 15, 2020.
10.16	Guaranty, dated May 11, 2020, by Protiviti Inc. in favor of JPMorgan Chase Bank, N.A., as administrative agent, incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K dated May 15, 2020.
10.17	Amendment No.1, dated May 6, 2021 to Credit Agreement Dated as of May 11, 2020, incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K dated May 11, 2021.
10.18	Credit Agreement, dated as of May 28, 2025, among the Company and Bank of America, N.A., as administrative agent, swingline lender and L/C issuer, incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K dated May 28, 2025.
10.19	Guaranty, dated May 28, 2025, by Protiviti Inc., RH-TM Resources, Inc. and Protiviti Government Services, Inc. in favor of Bank of America, N.A., as administrative agent, incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K dated May 28, 2025.
*10.20	Part-Time Agreement dated July 31, 2023 between Registrant and Joseph A. Tarantino incorporated by reference to Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023.
*10.21	Protiviti U.S. Executive Management Savings Plan, as amended and restated effective July 17, 2023, incorporated by reference to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.
*10.22	Collateral Assignment of Split Dollar Insurance Agreement, incorporated by reference to (i) Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000, and (ii) Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (P).
*10.23	Form of Amended and Restated Severance Agreement dated October 30, 2025.
19.1	Policy on Compliance with Securities Laws.
21.1	Subsidiaries of the Registrant
23.1	Independent Registered Public Accounting Firm's Consent.
31.1	Rule 13a-14(a) Certification of Chief Rule 13a-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of Chief Financial Officer.
32.1	Rule 1350 Certification of Chief Executive Officer.

Exhibit No.	Exhibit
32.2	Rule 1350 Certification of Chief Rule 1350 Certification of Chief Financial Officer.
97.1	Robert Half Inc. Clawback Policy, incorporated by reference to Exhibit 97.1 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2023.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Management contract or compensatory plan.
(P) This Exhibit was originally filed in paper format. Accordingly, a hyperlink has not been provided.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

		ROBERT HALF INC.
		(Registrant)
Date: February 13, 2026	By:	/s/ MICHAEL C. BUCKLEY
		Michael C. Buckley
		Executive Vice President,
		Chief Financial Officer
		(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 13, 2026	By:	/s/ HAROLD M. MESSMER, JR.
		Harold M. Messmer, Jr.
		Chairman of the Board,
		and a Director
Date: February 13, 2026	By:	/s/ M. KEITH WADDELL
		M. Keith Waddell
		President
		Chief Executive Officer and a Director
		(Principal Executive Officer)
Date: February 13, 2026	By:	/s/ JANA L. BARSTEN
		Jana L. Barsten, Director
Date: February 13, 2026	By:	/s/ JULIA L. CORONADO
		Julia L. Coronado, Director
Date: February 13, 2026	By:	/s/ DIRK A. KEMPTHORNE
		Dirk A. Kempthorne, Director
Date: February 13, 2026	By:	/s/ MARC H. MORIAL
		Marc H. Morial, Director
Date: February 13, 2026	By:	/s/ ROBERT J. PACE
		Robert J. Pace, Director
Date: February 13, 2026	By:	/s/ FREDERICK A. RICHMAN
		Frederick A. Richman, Director
Date: February 13, 2026	By:	/s/ MARNIE H. WILKING
		Marnie H. Wilking, Director
Date: February 13, 2026	By:	/s/ MICHAEL C. BUCKLEY
		Michael C. Buckley
		Executive Vice President, Chief Financial Officer
		(Principal Financial Officer and Principal Accounting Officer)

Schedule II—Valuation and Qualifying Accounts
(in thousands)

	Balance at Beginning of Period	Charged to Expenses	Deductions	Translation Adjustments	Balance at End of Period
Year ended December 31, 2023					
Allowance for credit losses	$ 22,561	8,752	(6,486)	362	$ 25,189
Deferred tax valuation allowance	$ 23,571	6,816	(4,674)	59	$ 25,772
Year ended December 31, 2024					
Allowance for credit losses	$ 25,189	5,286	(8,009)	(505)	$ 21,961
Deferred tax valuation allowance	$ 25,772	3,177	(1,325)	(1,207)	$ 26,417
Year ended December 31, 2025					
Allowance for credit losses	$ 21,961	3,151	(6,972)	1,275	$ 19,415
Deferred tax valuation allowance	$ 26,417	5,519	(1,167)	2,447	$ 33,216

[THIS PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT 4.1

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

Description of Capital Stock

As of December 31, 2025, Robert Half Inc., a Delaware corporation (the "Company"), had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: Common Stock, par value $.001 per share (the "Common Stock"). The following summary includes a brief description of the Common Stock, as well as certain related additional information. The summary is not complete and is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and By-Laws, as amended and restated (the "By-Laws"), which are filed as exhibits to this Annual Report on Form 10-K.

Authorized Shares

Pursuant to the Certificate of Incorporation, the total number of shares of stock that the Company has authority to issue is 265,000,000 shares, consisting of 260,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, par value $.001 per share (the "Preferred Stock").

The Company's Board of Directors is authorized to issue Preferred Stock in one or more series, with such voting powers, or without voting powers, and with such designations, preferences, rights, and qualifications, limitations or restrictions thereon as the Board of Directors may determine, and as are not stated and expressed in the Certificate of Incorporation, or any amendment thereto, which could affect the relative voting power or other rights of the holders of Common Stock.

Voting Rights

Each share of Common Stock entitles the holder to one vote on each matter voted on by stockholders. Under Section 5 of Article II of the Company's By-Laws, except where other provision is made by law, by the Certificate of Incorporation or by the By-Laws, all matters shall be decided by the vote of a majority in voting interest of the stockholders present in person or by proxy and entitled to vote on that matter. Except as provided in Section 5 of Article III of the Company's By-Laws or as otherwise required by law or by the Certificate of Incorporation, each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if on the record date for such meeting or the advance notice date for nominations at such meeting, the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. There is no cumulative voting.

Dividend Rights

The holders of shares of Common Stock shall be entitled to receive such dividends as may be declared by the Board of Directors.

Liquidation Rights

In the event of voluntary or involuntary liquidation of the Company, the holders of shares of Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its stockholders after all amounts to which the holders of shares of Preferred Stock are entitled have been paid or set aside in cash for payment.

Other Rights

The Company's Common Stock has no conversion rights, sinking fund provisions, redemption provisions or preemptive rights.

Stock Exchange Listing

The Company's Common Stock is listed on the New York Stock Exchange under the ticker symbol "RHI."

Transfer Agent and Registrar

The transfer agent and registrar for the Company's Common Stock is Computershare Investor Services.

Potential Anti-Takeover Effects of the Preferred Stock

Certain provisions of the Delaware General Corporation Law ("DGCL"), the Certificate of Incorporation and the By-Laws summarized in the paragraphs above and in the following paragraphs may have an anti-takeover effect. In other words, they could delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests, including those attempts that might result in a premium over the market price for the shares held by such stockholder.

Certain Provisions of the Certificate of Incorporation and the By-Laws

Under the By-Laws, a special meeting of the stockholders for any purpose or purposes, unless otherwise prescribed by statute, may only be called by the Chairman of the Board, the Vice Chairman of the Board or the Chief Executive Officer or by order of the Board of Directors.

The By-Laws sets forth advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors.

Under the Certificate of Incorporation, the Board of Directors has the ability to authorize undesignated preferred stock which make it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

Certain Provisions of Delaware Law

The Company is subject to Section 203 of the DGCL. Section 203 of the DGCL prohibits persons deemed "interested stockholders" from engaging in a "business combination" with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock and a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Company's Board of Directors, such as discouraging takeover attempts that might result in a premium over the market price of the Company's Common Stock.

The Amended and Restated Severance Agreement substantially in the form attached hereto has been entered into by the Registrant with each of Harold M. Messmer, Jr., M. Keith Waddell, Paul F. Gentzkow, Robert W. Glass, Michael C. Buckley, and Joseph A. Tarantino. Pursuant to Instruction 2 to Item 601 of Regulation S-K, the individual agreements are not being filed.

Amended and Restated Severance Agreement
(Effective as of October 30, 2025)

This Amended and Restated Severance Agreement ("Severance Agreement) is entered into as of December 8, 2025, by and between Robert Half Inc., a Delaware corporation (the "Company") and _____ (the "Employee").

WHEREAS, the Company and Employee have previously entered into one more agreements setting forth the benefits to be received by Employee as described hereunder.

WHEREAS, the terms of the Severance Agreement were approved because the Company believed it to be in the best interests of the Company and its shareholders to provide for stability in the management of the Company and greater consistency in the terms of the benefits provided hereunder to the Company's senior executives.

WHEREAS, the Compensation Committee of the Board of Directors of the Company has approved this form of Severance Agreement.

NOW, THEREFORE, in consideration of the foregoing and the terms and conditions set forth herein, the Company and the Employee hereby agree that the Severance Agreement shall be amended and restated to read in its entirety as set forth herein:

1. Definitions.

"Base Salary" means the highest rate of annual base salary paid to Employee at any time within the six (6) months preceding the Termination Date.

"Change in Control" shall have the meaning specified in the Company's Stock Incentive Plan, as in effect on the date hereof and as such plan may be subsequently amended.

"Continuation Number" means (a) 2.99, if Employee has served as a Director of the Company at any time prior to the Termination Date, and (b) 2, in all other cases.

"Earliest Payment Date" shall mean six (6) months following Separation from Service or such alternate date as future modifications or amendments to Section 409A and the rules and regulations thereunder may specify as the earliest permitted date for a payment to be made, or, if earlier the date of Employee's death.

"Medical Coverage" means healthcare insurance, benefits and/or coverage that either directly pays the cost of medical care or provides reimbursement therefor, and includes, but is not limited to, doctor, nursing or other healthcare provider services, hospitalization, surgical, rehabilitation, tests, equipment, prescriptions and anything else generally considered to be related to individual health care, whether preventive or corrective.

"Section 409A" means Section 409A of the Internal Revenue Code of 1986, as amended (the "Code").

"Separation from Service" shall have the meaning specified by Section 409A and the rules and regulations thereunder, as such meaning may be modified or amended from time to time.

"Specified Employee" shall have the meaning specified by Section 409A and the rules and regulations thereunder, as such meaning may be modified or amended from time to time.

"Stock" means the Common Stock, $.001 par value, of the Company.

"Termination Date" means the date on which Employee's employment with the Company is terminated.

"Termination For Cause" means termination by the Company of Employee's employment by the Company by reason of Employee's willful dishonesty towards, fraud upon, or deliberate injury or attempted injury to the Company, or by reason of Employee's willful material breach of any employment agreement with the Company, which has resulted in material injury to the Company; provided, however, that Employee's employment shall not be deemed to have terminated in a Termination For Cause if such termination took place as a result of any act or omission believed by Employee in good faith to have been in the interest of the Company.

"Termination Without Cause" means (1) termination by the Company of Employee's employment other than pursuant to a Termination For Cause or (2) termination by Employee following (a) a reduction by more than 5% of Employee's base salary per month, exclusive of bonus, fringe benefits and other non-salary compensation, or (b) a request by the Company that Employee relocate more than 50 miles away from the current location where Employee principally provides services to the Company, (c) the assignment of reduced duties and responsibilities materially inconsistent with Employee's then current title, duties and responsibilities, or (d) a material breach by the Company of any agreement with Employee, including the Severance Agreement.

"Termination Following a Change in Control" means a voluntary termination by Employee upon the occurrence of a Change in Control or on or within thirteen (13) months following Change in Control.

2.   Payments and Benefits Upon Termination Without Cause.   In the event of a Termination Without Cause, the Employee shall be entitled to receive the following:

2.1.   Base Salary. Employee shall be paid a lump-sum amount equal to the product of Employee's Base Salary and Employee's Continuation Number. To the extent required by Section 409A, if Employee is a Specified Employee, this lump sum shall be paid no earlier than the Earliest Payment Date and no later than ten (10) business days thereafter.

2.2.   Bonus.

(a) If the Termination Date occurs upon the occurrence of a Change in Control or on or within 13 months after a Change in Control, Employee shall be paid a lump-sum amount equal to the product of (i) the annual cash bonus paid (or to be paid) to Employee with respect to the last full calendar year completed prior to the Change in Control and (ii) Employee's Continuation Number. To the extent required by Section 409A, if Employee is a Specified Employee, this lump sum shall be paid no earlier than the Earliest Payment Date and no later than ten (10) business days thereafter.

(b) If the Termination Date does not occur within the period specified in the preceding paragraph, Employee shall be paid, when such bonus payments would otherwise typically be made to Employee, but in no event later than the March 15 of the calendar year immediately following the calendar year in which the Termination Date occurs, a lump-sum amount equal to the product of (i) a fraction, the numerator of which shall be the number of days that, as of the date as of which the Termination Date occurs, shall have passed since the beginning of that calendar year, and the denominator of which shall be the total number of days in that calendar year and (ii) the bonus to which Employee would have been entitled had such termination not occurred. For purposes of the foregoing clause (ii), Employee shall not be entitled to a pro rata amount of bonus that is discretionary unless such Employee is specifically awarded such discretionary amount in accordance with the terms and conditions of the applicable bonus plan or program.

2.3.   Benefits. For such number of years following the Termination Date as is equal to the Continuation Number, or until Employee is reemployed, whichever first occurs, Employee also shall be entitled to all employee benefits, including medical and life insurance, pension, retirement and other benefits to which Employee was entitled on the Termination Date. If the terms of the applicable employee benefit plan do not allow for the delivery of such benefits under the terms of such plan, then Employee shall be paid the pre-tax equivalent of such benefit as reasonably determined by the Company no later than the date on which Employee would have received such benefit (based upon Employee's compensation and other terms and conditions of Employee's employment with the Company immediately prior to the Termination Date).

2.4.   Vesting. If, on the Termination Date, Employee holds any Stock or options or other rights to acquire Stock which are subject to restrictions or vesting based on continued employment with the Company, such restrictions shall lapse and such vesting shall occur effective as of the Termination Date, and any Stock or options or other rights to acquire Stock which are subject to performance conditions for which the performance period has not ended as of the Termination Date shall remain outstanding until such time as the relevant performance period has ended and the level of achievement of such performance conditions determined. Each option held by Employee shall remain outstanding and exercisable until the earlier of its exercise or its original expiration date. In addition, if Employee is a participant in the Company's Deferred Compensation Plan, Senior Executive Retirement Plan or any successor plans, all amounts credited under such plans to Employee shall become fully vested and nonforfeitable.

2.5. _Multiple Benefits_. To the extent that any other agreement ("Other Agreement") between the Employee and the Company would provide for salary continuation (or a lump sum payment in lieu of salary continuation) and bonus payments under the same circumstances as such benefits would be provided pursuant to Sections 2.1 and 2.2 hereof, then Employee shall receive such benefits exclusively under Sections 2.1 and 2.2 hereof and not under the Other Agreement.[1]

3. _Termination Following a Change in Control_. If Employee has served as a Director of the Company at any time prior to the Termination Date, Employee shall be entitled to the benefits described in Section 2 hereof in the event of a Termination Following a Change in Control.

4. _Medical Coverage_. In the event of any termination of Employee's employment on or after (i) Employee's 53rd birthday (if Employee has served as a director) or (ii) Employee's 60th birthday (if Employee has not served as a director), whether by the Company or by Employee, other than a Termination For Cause, the Company shall continue to provide to each of Employee and his then current spouse until their respective deaths, at the Company's expense, Medical Coverage with terms and scope of coverage not materially lesser than (a) the terms and scope of coverage provided at the date hereof or (b) the terms and scope of coverage provided by the Company at the Employee's Termination Date for its then current employees, whichever is more favorable to Employee. Such Medical Coverage may be provided by means of continued participation in Company healthcare plans, the provision of a separate healthcare plan, direct Company reimbursement, or any combination thereof. Notwithstanding the foregoing, Medical Coverage will cease for Employee's spouse in the event the marriage of the Employee and spouse ends by divorce, legal separation or annulment. Employee shall provide the Company with a copy of the court order ending the marriage. For the avoidance of doubt, the commencement of service by Employee under the terms of a Part-Time Employment Agreement with the Company will be deemed to be a termination of employment for purposes of this Section 4.

5. _Effect of Section 280G_.

---

[1] Mr. Messmer's agreement retains the language from Section 2.5 of the prior version of the Company's standard executive severance agreement, which differs in two respects from the present version. First, the prior language provides for payment of cash severance under this agreement or another agreement, whichever is greater. Second, the prior language provides that, with the exception of cash severance benefits addressed in this Section 2.5, this agreement shall not override the provision of benefits under another agreement.

(a) In the event that it shall be determined that any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (a "Payment"), would constitute an "excess parachute payment" within the meaning of Section 280G of the Code and any regulations or Treasury guidance promulgated thereunder, then such payments shall be reduced (with cash payments being reduced before equity-based compensation or other non-cash compensation or benefits, in each case, in reverse order beginning with payments or benefits that are to be paid the furthest in time from consummation of the transaction that is subject to Section 280G of the Code, provided that, in the case of all of the foregoing payments, compensation and benefits, all amounts that are not subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c) shall be reduced before any amounts that are subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c)) as would result in no portion of the otherwise applicable Payments being considered "excess parachute payments" under Section 280G of the Code; but only to the extent such reduction does not result in the Executive receiving on a net basis after all taxes, including Excise Taxes, less than the Executive would have received net after all taxes, including Excise Taxes, without regard to the reduction. If such reduction would result in the Executive receiving less on a net basis, then the Executive's payment shall not be reduced in excess of an amount that would net the Executive at least as much as the Executive would have received on a net basis without regard to the reduction. The term "Excise Tax" means the excise tax imposed under Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

(b) If, after the Payments have been made to the Executive, it is established that the Payments made to, or provided for the benefit of the Executive exceed the limitations provided in Section 5(a) above (an "Excess Payment") or are less than such limitations (an "Underpayment"), as the case may be, then the provisions of this Section 5(b) shall apply. If it is determined that an Excess Payment has been made, the Executive shall repay the Excess Payment within 20 days following the determination of such Excess Payment. In the event that it is determined that an Underpayment has occurred, the Company shall pay an amount equal to the Underpayment to the Executive on the later of (A) 20 days after such determination or resolution and (B) the time period such Payment would otherwise have been paid or provided to the Executive absent the application of Section 5(a).

(c) All determinations to be made under this Section 5 shall be made by a qualified independent certified public accounting or law firm selected by the Company immediately prior to the transaction that is subject to Section 280G of the Code and reasonably acceptable to the Executive (the "Professional Services Firm"), which shall provide its determinations and any supporting calculations both to the Company and the Executive in writing, setting forth in reasonable detail the basis of the Professional Services Firm's determinations. Any such determination by the Professional Services Firm shall be certified by the Professional Services Firm and binding upon the Company and the Executive. All of the fees and expenses of the Professional Services Firm in performing the determinations referred to in this Section 5 shall be borne solely by the Company.

6.   Employment. The primary purpose of this Agreement is to provide Employee with severance benefits under the circumstances described herein. This Agreement is not an employment agreement. This Agreement shall not affect any right of the Company to terminate Employee's employment at any time.

7.   Headings. The headings used in this Agreement are for convenience only and shall not be used to construe the terms and conditions of the Agreement.

8.   Governing Law. This Agreement shall be governed by and construed according to the laws of the State of California. The terms of this Agreement shall bind and shall inure to the benefit of the successors and assigns of the parties hereto.

IN WITNESS WHEREOF, the Company and the Employee have executed this Agreement as of the date first set forth above.

ROBERT HALF INC.

By: _____

_____

EXHIBIT 19.1

As Amended and Restated October 30, 2023

ROBERT HALF INC.

POLICY ON
COMPLIANCE WITH SECURITIES LAWS

The purchase or sale of securities while aware of material nonpublic information regarding the Company, and the disclosure of material nonpublic information to others who then trade in the Company's securities, are prohibited by the federal securities laws.

The Company's Board of Directors has adopted this Policy both to satisfy the Company's obligation to prevent insider trading and to help Company personnel avoid the severe consequences associated with violations of the insider trading laws.

This Policy is also intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with the Company. We have all worked hard over the years to establish a reputation for integrity and ethical conduct, and we cannot afford to have that reputation damaged.

The Consequences

Insider trading violations are pursued vigorously by the Securities and Exchange Commission and the United States Department of Justice and are punished severely. While the regulatory authorities concentrate their efforts on the individuals who engage in insider trading, or who tip inside information to others, the federal securities laws also impose potential liability on companies and other "controlling persons" if they fail to take reasonable steps to prevent insider trading by Company personnel.

The consequences of an insider trading violation can be severe:

Company personnel who trade on inside information, or who provide insider information to others, are potentially subject to the following penalties:

- a civil penalty of up to three times the profit gained or loss avoided;

- a criminal fine of up to $5,000,000, no matter how small the profit; and

- a jail term of up to twenty years.

An employee who tips information to a person who then trades is subject to the same penalties as the tippee, even if the employee did not trade and did not profit from the tippee's trading.

The Company and its supervisory personnel, if they fail to take appropriate steps to prevent illegal insider trading, are subject to the following penalties:

- a civil penalty of up to $2,000,000 or, if greater, three times the profit gained or loss avoided as a result of the employee's violation; and

- a criminal penalty of up to $25,000,000 dollars.

An employee's failure to comply with the Company's insider trading policy may also subject the employee to Company-imposed sanctions, including dismissal for cause, whether or not the employee's failure to comply results in a violation of law. Any violation of law, or even an SEC investigation that does not result in prosecution, can tarnish an employee's reputation and irreparably damage his or her career.

Policy

It is the Company's policy that no director, officer, employee, contractor, or consultant of the Company who is aware of material nonpublic information relating to the Company may, directly or through family members or other persons or entities:

- "trade" securities of the Company, other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1(c), or engage in any other action to take personal advantage of that information; or

- pass that information on to others outside the Company, including family and friends, or make investment recommendations to any person on the basis of such information.

For the purposes of this Policy, the term "trade" or "trading" means broadly any purchase, sale or other transaction to acquire, transfer or dispose of securities, including market option exercises, sales of stock acquired upon the exercise of options, trades made under an employee benefit plan such as a 401(k) plan, and gifts.

For the avoidance of doubt, transactions in publicly-traded mutual funds that are invested in Company securities are not transactions subject to this Policy.

Company Transactions. The Company is committed to observing all applicable laws and regulations. It is the Company's policy to have the General Counsel (or his or her designee) in consultation with the Chief Financial Officer assesses any potential transactions involving Company securities in which the Company may engage so that such transactions will comply with all applicable securities laws and regulations, including, without limitation, those relating to the offering or repurchase of Company securities.

Material Information. Material information is any information that a reasonable investor would consider important in making a decision to buy, hold or sell the Company's securities. Any information that could be expected to affect the price of the Company's securities, whether it ispositive or negative, should be considered material.

Some examples of information that ordinarily would be regarded as material are:

- projections of future earnings or losses, or other earnings guidance;

- changes to, or reaffirmations of, previously announced projections or earnings guidance or the decision to suspend earnings guidance;

- earnings that are inconsistent with the consensus expectations of the investment community;

- consolidated financial results, such as revenue or earnings;

- a pending or proposed merger, acquisition, strategic transaction, or tender offer;

- a pending or proposed acquisition or disposition of a significant asset;

- a change in dividend policy, the declaration of a stock split, or an offering ofadditional securities;

- new or changed plans with respect to the repurchase of Company securities or a large accelerated repurchase of Company securities;

- a change in executive management;

- development of a significant new product or process;

- significant cybersecurity risk or incidents concerning the Company or its confidential data;

- significant pending or threatened regulatory investigation or action, or the resolution of such investigation or action;

- bank borrowings other than financing transactions in the ordinary course;

- impending bankruptcy or the existence of severe liquidity problems; and

- the gain or loss of a significant customer or supplier.

When Information is Considered Public. If you are aware of material nonpublic information, you may not trade until the information has been disclosed broadly to the marketplace – such as by press release or an SEC filing – and the investing public has had time to absorb the information fully. To avoid the appearance of impropriety, as a general rule, information is not considered fully absorbed by the marketplace until after one complete trading day has occurred since the information was released in a manner designed to reach investors generally. If, for example, the Company releases earnings after the close of trading on Monday, you should not trade in the Company's securities until Wednesday.

Information that is only available only to the Company's employees, contractors, or consultant employees, only available to a select group of analysts, brokers and institutional investors, or only available through private social media accounts should not be considered public information. In addition, undisclosed information that is the subject of rumors, even widely circulated rumors in the media, should be treated as nonpublic information.

Transactions by Family Members and Other Persons. The Company's insider trading policy also applies to your family members who reside with you, anyone else who lives in your household, any family members or other individuals who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control, such as parents, children, or friends who consult with you before they trade in Company securities, and any trusts, companies, or other entities that you or such other individuals control. You are responsible for the transactions of these other individuals and entities and therefore should make them aware of the need to confer with you before they trade in the Company's securities.

No Exception for Emergencies. Transactions that may be necessary or justifiable for independent reasons – such as the need to raise money for an emergency expenditure – are not excepted from the Company's policy. The securities laws do not recognize these types of mitigating circumstances and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company's reputation for adhering to the highest standards of conduct.

Information Regarding Other Companies. It is the Company's policy that no director, officer or employee of the Company who, in the course of working for the Company, learns of material nonpublic information about another firm with which the Company does business, including a customer or supplier of the Company, or another firm involved in a potential transaction or business with the Company, may trade in that firm's securities, or pass such information on to others for the purpose of trading or giving investment advice, until the information becomes public or is no longer material.

Fair Disclosure of Information to Others. Regulation FD (Fair Disclosure) is a Securities and Exchange Commission rule that requires fair disclosure of information about publicly-traded companies. The Company is required under Regulation FD to avoid selective disclosure of material nonpublic information. The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release. You may not, therefore, disclose information to anyone outside the Company, including family members and friends, other than in accordance with those procedures. You may also not discuss confidentialor material nonpublic information about the Company or its business on social media or other internet-based forums.

20/20 Hindsight. Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

Transactions under Company Plans

The Company's insider trading policy does not apply to the exercise of employee stock options, although it does apply to the sale of the underlying shares. Nor does it apply to the surrender of shares to the Company to pay the exercise price of an option or to satisfy tax withholding requirements with respect to an exercise or vesting of an equity award granted by the Company. The Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or taxes due in connection with the vesting or exercise of equity awards granted by the Company. Notwithstanding the foregoing, the Policy does apply to any voluntary election with respect to the satisfaction of an exercise price or tax withholding requirements, including any exercise of discretion by the securityholder with respect to the amount of securities sold to satisfy tax obligations.

Additional Prohibited Transactions

The Company considers it improper and inappropriate for any director, officer or other employee of the Company to engage in short-term or speculative transactions in the Company's securities. It therefore is the Company's policy that directors, officers and other employees may not engage in any of the following transactions:

Short-term Trading. Short-term trading of the Company's securities may be distracting and may result in an undue focus on the Company's short-term stock market performance instead of the Company's long-term business objectives. For these reasons, any director, officer or other employee of the Company who purchases Company securities in the open market may not sell any Company securities of the same class during the six months following the purchase.

Short Sales. Short sales of the Company's securities reflect an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller lacks confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller's incentive to improve the Company's performance. For these reasons, short sales of the Company's securities are prohibited by this Policy.

Publicly Traded Options. A transaction in publicly traded options is, in effect, a bet on the short-term movement of the Company's stock and therefore creates the appearance that the director, officer or employee is trading based on inside information. Transactions in publicly traded options also may focus attention on short-term performance at the expense of the Company's long-term objectives. Accordingly, transactions in puts, calls or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy. (Options granted by the Company under its benefit plans are not publicly traded options, and are therefore not subject to this prohibition.)

Hedging. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forward contracts, equity swaps, collars and exchange funds. Such hedging transactions may permit a director, officer or employee to continue to own the Company's stock but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as the Company's other shareholders. Therefore, directors, officers and employees are prohibited from engaging in hedging transactions.

Pledged Securities and Margin Accounts. Directors, officers and employees are prohibited from pledging Company stock as collateral for a loan or holding Company securities in an account in which any securities of any company are held on margin. This prohibition is due to the possibility that securities pledged as collateral for a loan may be sold in foreclosure if you default on the loan. Similarly, securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Because these sales may occur at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in the Company's stock.

Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Trading Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when you are in possession of material nonpublic information. The Company therefore discourages placing standing or limit orders on Company securities. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration, terminated immediately should the person acquire material nonpublic information, and should otherwise comply with the applicable restrictions and procedures outlined in "*Trading Window Procedures for Certain Persons*" below.

Trading Window Procedures for Certain Persons

This section imposes additional requirements on certain persons in the Company who may have access to material nonpublic information as part of their ordinary course roles and responsibilities ("Restricted Persons"). For purposes of this Policy, Restricted Persons are defined as follows:

- members of the Company's Board of Directors;

- the Company's "officers" (as defined by Rule 16a-1(f) under the Exchange Act of 1934, as amended, and, together with the members of the Company's Board of Directors, the "Section 16 Insiders");

- those employees who, by the nature of their jobs, can be assumed to have access to material nonpublic information;

- such other employees as are designated from time to time by executive management of the Company; and

- the household and immediate family members of such persons, and trusts, companies and other entities controlled by any of such persons.

Pre-Clearance Procedures.

Each of the Company's Section 16 Insiders (as defined above), and their Related Parties must pre-clear all transactions in Company securities with the General Counsel's Office, except for transactions conducted pursuant to a previously approved Trading Plan (as defined below). Approval will only be granted during open trading windows when the General Counsel's Office determines that the person requesting approval does not possess material nonpublic information. Pre-cleared transactions may only be performed during the open trading window in which approval was granted and within two business days from the date of approval. If the transaction does not occur during the two-day period, pre-clearance of the transaction must be re-requested.

The General Counsel (or his or her designee) may require greater time to review any pre-clearance request to trade Company securities within four business days before or after the Company announces a securities repurchase plan or program. Such pre-clearance request may not be approved.

Pre-clearance does not constitute legal advice. Individuals should consult with their own counsel concerning any trades or transactions – the Company does not assume any liability with regard to any trades or transactions, including pre-cleared trades or transactions or any liability arising as a result of any pre-clearance denial.

Window and Blackout Periods. The Company has established four regular "windows" of time during the fiscal year during which requests by Restricted Persons for transactions involving the Company's securities may be approved by the General Counsel (or his or her designee) and performed ("Window Periods"). EachWindow Period begins with the second trading day on the New York Stock Exchange after the day on which the Company makes a public news release of its quarterly or annual earnings for the prior fiscal quarter or year. That same Window Period closes at the close of trading on the last trading day that is twenty-five (25) trading days following the opening of such Window Period. After the close of the Window Period, Restricted Persons may not trade the Company's securities. From time to time, the Company may determine that the Window Period shall not begin until the second trading day after the day the Company files its Quarterly Report on Form 10-Q with respect to the most recently completed fiscal quarter or Annual Report on Form 10-K with respect to the fourth fiscal quarter if it determines that the earnings release for the period does not disclose all material nonpublic information known to the Company. The prohibition against trading while aware of, or tipping of, material nonpublic information applies even during a Window Period. For example, if during a Window Period, a material acquisition or divestiture is pending you may not trade in the Company's securities. You should consult the Legal Department whenever you are in doubt.

From time to time, the Company may notify Restricted Persons and/or other specified employees that an additional blackout period (a "Special Blackout Period") is in effect in view of significant events or developments involving the Company. These Special Blackout Periods may occur during a regular Window Period and may include persons not generally designated as Restricted Persons. In case of a Special Blackout Period, no designated person may purchase or sell any securities of the Company during such Special Blackout Period or inform anyone else that a Special Blackout Period is in effect.

The Company will deliver an e-mail (or other communication) notifying all Restricted Persons when Window Periods will begin and end. In the case of a Special Blackout Period, the Company will notify the persons affected by e-mail (or other communication) when the Special Blackout Period begins and when it ends. The Company's delivery or non-delivery of these e-mails (or other communications) does not relieve any Restricted Person of the obligation to trade in securities of the Company only in full compliance with this Policy.

Those subject to the Window Periods, a Special Blackout Period, or the restrictions described above with respect to transactions within four business days of the announcement of a securities repurchase plan or program may request an exemption from such periods if they are not in possession of material nonpublic information andare not otherwise prohibited from trading pursuant to the Company's insider trading policy. Such exemptions are granted infrequently and only in exceptional circumstances. Any requestfor an exemption should be made to the General Counsel.

10b5-1 Trading Plans

The prohibitions on trading and pre-clearance procedures for trading contained in this Policy will not apply to trades made pursuant to a trading plan (a "Trading Plan") adopted and operated in compliance with Rule 10b5-1(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provided such Trading Plan or amendment thereto, meets the guidelines set forth on Schedule A to this Policy.

Administration of the Policy

The General Counsel and other individuals designated by the General Counsel will administer this Policy. All determinations and interpretations by the General Counsel (or his or her designee) are final and not subject to further review.

Post-Termination Transactions

This Policy continues to apply to your transactions in Company securities even after you have terminated employment. If you are in possession of material nonpublic information when your employment terminates, you may not trade in Company securities until that information has become public or is no longer material.

Company Assistance

Any person who has a question about this Policy or its application to any proposed transaction may contact the Company's General Counsel.]. Ultimately, however, the responsibility for adhering to this Policy and avoiding unlawful transactions rests with each individual and any action on the part of the Company, the General Counsel or any other employee or board member pursuant to this Policy (or otherwise), including but not limited to any pre-clearance, does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

If any questions arise regarding specific transactions (such as in implementing a Trading Plan or transacting in Company securities), an individual should also consult with their own legal counsel. Each individual is responsible for assessing whether they are in possession of material nonpublic information at the time of a trade and must not trade if they are in possession of such information.

Communication

Management shall communicate this Policy to employees on an annual basis.

Robert Half International Inc.
Policy On Compliance With Securities Laws
Schedule A
Rule 10b5-1 Trading Plan Guidelines

All Trading Plans must satisfy the requirements set forth in these Guidelines and Rule 10b5-1(c) under the Exchange Act. A Trading Plan pre-clearance request should be submitted to the General Counsel (or his or her designee) at least two business days prior to entry into a Trading Plan. The General Counsel (or his or her designee) is under no obligation to approve a Trading Plan and may determine not to permit the plan. Any approved pre-clearance expires five business days following approval, or earlier upon possession of material nonpublic information or revocation of the pre-clearance by the General Counsel (or his or her designee). If a request for pre-clearance of a proposed Trading Plan is denied, the requestor may not enter into such plan or inform any other person of the restriction.

The following guidelines apply to all Trading Plans:

1.   The Trading Plan must be in writing.

2.   The Trading Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information.

3.   Once the Trading Plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade.

4.   The Trading Plan must either specify the amount, pricing and timing of transactions in advance (or include a formula for determining such information) or delegate discretion on these matters to an independent third party.

5.   The Trading Plan must be submitted to the Company for review by the Company and pre-cleared by the General Counsel (or his or her designee) prior to its adoption.

6.   The Trading Plan must include a representation that, as of the date of adoption of the Plan, the person adopting the Plan (a) is not aware of any material nonpublic information about the Company or its securities; and (b) is adopting the Plan in good faith and not as part of a plan or scheme to evade the prohibitions of SEC Rule 10b-5.

7.   The Trading Plan may only be adopted or modified during a Window Period unless approved by the General Counsel (or his or her designee) in limited circumstances consistent with the Robert Half Inc. Policy on Compliance with Securities Laws and may not be adopted or modified while in possession of material nonpublic information.

8. The Trading Plan must comply with Rule 10b5-1(c)'s provisions (taking into account any applicable SEC interpretations thereunder) that (a) impose a limit of one Trading Plan every twelve months that is designed to be executed a single trade; and (b) permit a person to have only a single Trading Plan active at any time, subject to limited exceptions, including for certain "sell-to-cover" plans to satisfy required tax withholding obligations. It is permissible for an individual to adopt a second Trading Plan while having an active Trading Plan in place so long as the second plan cannot commence trading until all trades under the earlier plan have been executed or the prior Trading Plan has expired.

9. Trades can commence at the beginning of the trading day on the 31st day following the Plan's adoption, except for Section 16 Insiders (as defined in this Policy.).

10. Any substantive modification of a Trading Plan (e.g., a modification that affects the amount, price, or timing of transactions under the Trading Plan) is treated as a termination of such Trading Plan. Transactions under that Trading Plan must cease and a new cooling-off period must elapse before trading can resume. Non-substantive modifications (e.g., a change in account information) may take effect immediately without triggering a new cooling-off period.

11. Terminations of Trading Plans are strongly discouraged because they may be interpreted by the SEC as that evidence of abuse of the rule or bad faith and undermine an individual's ability to rely on the protection afforded by Rule 10b5-1(c).

12. The Trading Plan must satisfy all applicable laws and regulations.

Additional Guidelines for Section 16 Insiders:

1. Section 16 Insider's brokers must notify the General Counsel or his or her designee on the day of the execution of each transaction under the trading plan.

2. Trades may commence at the beginning of the trading day on the later of (a) the 91st day after adoption of the Plan or (b) the third business day following the filing date of the Form 10-Q for the fiscal quarter during which the Plan was adopted (or the Form 10-K if during the fourth quarter), subject to a maximum of 120 days after adoption.

3. SEC rules require the Company to publicly disclose some of the terms of a Trading Plan adopted by Section 16 Insiders

4. The approval or adoption of a pre-planned selling program in no way reduces or eliminates the Section 16 Insider's obligations under Section 16 of the Exchange Act, including the disclosure and short-swing trading liabilities thereunder.

Neither these Guidelines nor pre-clearance of a Trading Plan shall constitute legal advice. Individuals should consult with their own counsel concerning Trading Plans and their compliance with the requirements of Rule 10b5-1(c). The Company does not assume any liability with regard to any transactions conducted pursuant to a Trading Plan or any liability arising as a result of any failure by the Company to approve a Trading Plan.

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EXHIBIT 21.1

SUBSIDIARIES OF ROBERT HALF INC.

Name of Subsidiary	Jurisdiction of Incorporation
Protiviti Inc.	Delaware
Protiviti Holdings Inc.	Delaware
RHHC LLC	Delaware
RH-TM Resources, Inc.	Delaware
Protiviti Government Services, Inc.	Maryland
Protiviti Pty. Limited	Australia
Robert Half Australia Pty. Limited	Australia
Robert Half Austria GmbH	Austria
Robert Half B.V.	Belgium
Robert Half Project Sourcing B.V.	Belgium
Robert Half Trabalho Temporário Ltda.	Brazil
Protiviti EOOD	Bulgaria
Robert Half Canada Inc.	Canada
Robert Half Chile Sociedad por Acciones	Chile
Robert Half Empresa De Servicios Transitorios Limitada	Chile
Robert Half Human Resources Shanghai Company Limited	China
Robert Half Management Consulting (Shanghai) Company Limited	China
Protiviti Hong Kong Co. Limited	China, Hong Kong SAR
Robert Half Hong Kong Limited	China, Hong Kong SAR
Protiviti SAS	France
Robert Half International France SAS	France
Robert Half SAS	France
Protiviti GmbH	Germany
Protiviti Services GmbH & Co. KG	Germany
Robert Half Deutschland Beteiligungsgesellschaft mbH	Germany
Robert Half Deutschland GmbH & Co. KG	Germany

Name of Subsidiary	Jurisdiction of Incorporation
Protiviti Consulting Private Limited	India
Robert Half International Ireland Limited	Ireland
Protiviti Government Services S.r.l.	Italy
Protiviti S.r.l.	Italy
Protiviti LLC	Japan
Robert Half Contracting S.r.l.	Italy
Robert Half Italia S.r.l.	Italy
Robert Half Japan Ltd.	Japan
Robert Half S.à r.l.	Luxembourg
Protiviti B.V.	Netherlands
Robert Half International B.V.	Netherlands
Robert Half Nederland B.V.	Netherlands
Robert Half New Zealand Limited	New Zealand
Protiviti Pte. Ltd.	Singapore
Robert Half International Pte. Ltd.	Singapore
Protiviti Switzerland GmbH	Switzerland
Robert Half GmbH	Switzerland
Robert Half International (Dubai) Ltd.	United Arab Emirates
Protiviti Limited	United Kingdom
Robert Half Holdings Limited	United Kingdom
Robert Half Limited	United Kingdom

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-14706, 33-32622, 33-32623, 33-39187, 33-39204, 33-40795, 33-52617, 33-56639, 33-56641, 33-57763, 33-62138, 33-62140, 33-65401, 33-65403, 333-05743, 333-05745, 333-18283, 333-18339, 333-38786, 333-38820, 333-42471, 333-42573, 333-42343, 333-42269, 333-50068, 333-50094, 333-66038, 333-66042, 333-68193, 333-68135, 333-68273, 333-75694, 333-79793, 333-79829, 333-88001, 333-91173, 333-91151, 333-91167, 333-98737, 333-125044, 333-151015, 333-196291, and 333-231788) of Robert Half Inc. of our report dated February 13, 2026 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
San Francisco, California
February 13, 2026

EXHIBIT 31.1

Certification Pursuant to Rule 13a-14 under the Securities Exchange Act of 1934

I, M. Keith Waddell, certify that:

1.   I have reviewed this report on Form 10-K of Robert Half Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 13, 2026

/s/ M. Keith Waddell
_____

M. Keith Waddell
President & CEO

EXHIBIT 31.2

Certification Pursuant to Rule 13a-14 under the Securities Exchange Act of 1934

I, Michael C. Buckley, certify that:

1.   I have reviewed this report on Form 10-K of Robert Half Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 13, 2026

/s/Michael C. Buckley
_____
Michael C. Buckley
Executive Vice President and Chief Financial Officer

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K for the fiscal year ended December 31, 2025 of Robert Half Inc. (the "Form 10-K"), I, M. Keith Waddell, Chief Executive Officer of Robert Half Inc., certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Robert Half Inc.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Robert Half Inc. and will be retained by Robert Half Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

February 13, 2026   /s/ M. Keith Waddell

                                                         M. Keith Waddell
                                                         Chief Executive Officer
                                                         Robert Half Inc.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K for the fiscal year ended December 31, 2025 of Robert Half Inc. (the "Form 10-K"), I, Michael C. Buckley, Chief Financial Officer of Robert Half Inc., certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Robert Half Inc.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Robert Half Inc. and will be retained by Robert Half Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

February 13, 2026   /s/Michael C. Buckley
                                                                   Michael C. Buckley
                                                                   Chief Financial Officer
                                                                   Robert Half Inc.

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Corporate Directory

Board of Directors


Harold M. Messmer, Jr.
Chairman of Robert Half Inc.


Julia L. Coronado, Ph.D.
President and Founder, MacroPolicy Perspectives LLC, an economic research consulting firm


Robert J. Pace
Founder and Chief Executive Officer of HundredX, Inc., a privately held technology company


M. Keith Waddell
President and Chief Executive Officer of Robert Half Inc.


Dirk A. Kempthorne
President of The Kempthorne Group, a private consulting firm


Frederick A. Richman
Consultant to Deloitte Tax LLP, a provider of tax advisory services


Jana L. Barsten
Retired Global Audit Partner, KPMG LLP, an audit, tax and advisory services firm


Marc H. Morial
President and Chief Executive Officer of the National Urban League


Marnie H. Wilking
Chief Security Officer of Booking.com, a digital travel marketplace

Executive Officers

M. Keith Waddell
President and Chief Executive Officer

Paul F. Gentzkow
President and CEO, Talent Solutions

Joseph A. Tarantino
President and CEO, Protiviti

Michael C. Buckley
Executive Vice President and Chief Financial Officer

Robert W. Glass
Executive Vice President, Corporate Development

Harold M. Messmer, Jr.
Chairman

Officers

James C. Johnson
Executive Vice President and Chief Technology Officer

JoLynn M. Conway-James
Senior Executive Director and Chief Administrative Officer

Danti Chen, Ph.D.
Senior Vice President, Applications, Technology and Innovation, Head of Data Science

Linda M. Christensen
Senior Vice President, Global Marketing

Evelyn T. Crane-Oliver
Senior Vice President, Secretary and General Counsel

Bhavit S. Desai
Senior Vice President, Business Transformation

Sara J. Gagen
Senior Vice President, ATI Cloud Solutions

Susan L. Haseley
Chief Corporate Responsibility and Inclusion Officer

Stephen M. Hilton
Senior Vice President, Finance and Treasurer

Christopher M. Hoffmann
Senior Vice President and Global Privacy Officer

Mark F. Jamati
Senior Vice President, Tax

Clint J. Maples
Senior Vice President, Chief Information Security Officer

Tami A. Munns
Senior Vice President, Finance Operations

Brian C. Ochipinti
Senior Vice President and Chief Information Officer, Protiviti

Micah L. Reinhold
Senior Vice President, Finance

Lynne C. Smith
Senior Vice President, Human Resources and Compensation

Stephanie L. Sweet
Senior Vice President, Corporate Communications

Corporate Headquarters
2884 Sand Hill Road, Suite 200
Menlo Park, CA 94025
1.650.234.6000

roberthalf.com

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P.O. Box 43006
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